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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    FORM 20-F/A


[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended_________________________________________________

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from ___________________ to_____________________

Commission file number   000-33051
                         ---------


                               CHINESEWORLDNET.COM INC.
               (Exact name of registrant as specified in its charter)

                                    CAYMAN ISLANDS
                  (Jurisdiction of incorporation or organization)

         THE HUNTLAW BUILDING, P.O. BOX 1350GT, GRAND CAYMAN, CAYMAN ISLANDS
                     (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act:
NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:   Name of each exchange on which registered:

COMMON SHARES, U.S. $0.001 PAR VALUE   NONE

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act:   NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 8,000,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    [ ]   Yes     [X]   No

Indicate by check mark which financial statement item the registrant has elected to follow.

    [X]   Item 17  [ ]   Item 18

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                                  TABLE OF CONTENTS

PART I                                                                         1

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS                1

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE                              2

ITEM 3.   KEY INFORMATION                                                      2

ITEM 4.   INFORMATION ON THE COMPANY                                          20

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS                        30

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                          33

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PART TRANSACTIONS                    38

ITEM 8.   FINANCIAL INFORMATION                                               39

ITEM 8B.  SIGNIFICANT CHANGES                                                 39

ITEM 9.   THE OFFER AND LISTING                                               40

ITEM 10.  ADDITIONAL INFORMATION                                              40

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK           45

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES              45

PART II                                                                       45

ITEM 13.  DEFAULTS, DIVIDENDS ARREARS AND DELINQUENCIES                       45

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS and
          USE OF PROCEEDS                                                     45

PART III                                                                      45

ITEM 15.  FINANCIAL STATEMENTS                                                45

ITEM 16.  FINANCIAL STATEMENTS                                                45

ITEM 17.  FINANCIAL STATEMENTS AND EXHIBITS                                   45

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                       INTRODUCTION AND USE OF CERTAIN TERMS

ChineseWorldNet.Com Inc. is a corporation incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000. As used herein, except as the context otherwise requires, the term "CWN" or the "Company" refers to ChineseWorldNet.Com Inc. and its subsidiaries, including NAI-Interactive Ltd. ("NAI") and ChineseWorldNet.com (Hong Kong) Ltd. ("CWNHK"). The Company's consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP") and are presented in United States dollars. All monetary amounts contained in this Registration Statement are in United States dollars unless otherwise indicated.

The registered and executive office of the Company is located at Huntlaw Corporate Services Limited, The Huntlaw Building, P.O. Box 1350, Grand Cayman, Cayman Islands. The Company's North American office and principle place of business is located at Suite 620 - 1090 West Pender Street, Vancouver, British Columbia, Canada V6E 2N7.

                           FORWARD-LOOKING STATEMENTS

The information set forth in this Form 20-F is as of April 30, 2002 unless otherwise indicated.

The following discussion contains forward-looking statements regarding events and financial trends, which may affect the Company's future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially from those anticipated in forward-looking statements. These factors include, but are not limited to, the fact that the Company is a development stage, Internet based provider of news and information on small and micro cap public companies, will need additional financing to develop its activities and will be subject to certain technological and risks doing business in PRC, all of which factors are set forth in more detail in the section entitled "Risk Factors" at Item 3 and "Operating and Financial Review and Prospects" at Item 9.

                                    PART I

         ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
================================================================================

The following two tables set forth the names, business addresses and functions of CWN and NAI directors and senior management.

CWN
-------------------------------------------------------------------------------------------------------
   NAME                      BUSINESS ADDRESS                           POSITION
-------------------------------------------------------------------------------------------------------
Joe K. F. Tai      #620 - 1090 West Pender Street                 President, Chief Executive
                   Vancouver, British Columbia, Canada V6E 2N7    Officer and Director
-------------------------------------------------------------------------------------------------------
Ken Cai            #1900 - 1055 West Hastings Street              Director
                   Vancouver, British Columbia, Canada V6E 2E9
-------------------------------------------------------------------------------------------------------
Chi Cheong Liu     822 Man Tai House                              Secretary/Treasurer and Director
                   Tai Heng Sai Estate, Kowloon, Hong Kong
-------------------------------------------------------------------------------------------------------
Chi Kong Liu       2/F Flat D, Block 15,                          Director
                   Classical Garden, Tai Po, New Territories,
                   Hong Kong
-------------------------------------------------------------------------------------------------------

NAI
-------------------------------------------------------------------------------------------------------
   NAME                      BUSINESS ADDRESS                           POSITION
-------------------------------------------------------------------------------------------------------
Kelvin Szeto       #620 - 1090 West Pender Street                 President, Secretary and Director
                   Vancouver, British Columbia, Canada V6E 2N7
-------------------------------------------------------------------------------------------------------

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
-------------------------------------------------------------------------------------------------------
   NAME                      BUSINESS ADDRESS                           POSITION
-------------------------------------------------------------------------------------------------------
Yan Li             #620 - 1090 West Pender Street                 Vice President - Editing
                   Vancouver, British Columbia, Canada V6E 2N7
-------------------------------------------------------------------------------------------------------
Michael Hui        #620 - 1090 West Pender Street                 Vice President - Website Development
                   Vancouver, British Columbia, Canada V6E 2N7
-------------------------------------------------------------------------------------------------------
Gilbert Chan       #620 - 1090 West Pender Street                 Vice President - Marketing &
                   Vancouver, British Columbia, Canada V6E 2N7    Project Development
-------------------------------------------------------------------------------------------------------


The Company's legal advisors are Catalyst Corporate Finance Lawyers. Their address is 1400 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

The Company's auditors are Ellis Foster, Chartered Accountant. Their address is 1650 West 1st Avenue, Vancouver, British Columbia, Canada V6J 1G1. Ellis Foster have been appointed the auditors since the Company's inception on January 12, 2000.

            ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE
================================================================================

Not applicable.

                          ITEM 3.   KEY INFORMATION
================================================================================

Selected Financial Data
-----------------------

The Company was incorporated on January 12, 2000 and therefore has audited financial statements for the eleven-month period ending December 31, 2000 to compare with audited financial statements for the twelve-month period ended December 31, 2001. The following table sets forth selected consolidated financial information for the Company which has been derived from the consolidated financial statements of the Company prepared in accordance with US GAAP. The financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto and "Results of Operations" under "Item 5 - Operating and Financial Review and Prospectus".


                                    Eleven Months Ended      Twelve Months Ended
                                     December 31, 2000        December 31, 2001

Operating revenues                      $   320,548              $   338,237
Operating income before income taxes    $  (337,839)             $  (161,140)
Net income for the period               $  (336,867)             $  (161,140)
Earnings per share                      $     (0.06)             $     (0.02)
Common shares used in calculation*        6,000,000                7,808,219

Consolidated Balance Sheet
Total assets                            $   863,509              $   708,088
Capital assets                          $    27,842              $    30,078
Total liabilities                       $    97,764              $    97,293
Share capital                           $ 1,101,961              $ 1,102,947
*On November 2, 2000 the Company arranged an $800,000 private placement for 2,000,000 common shares with certain private individuals but the shares were not issued until February 5, 2001. There were no other financing done in 2001.

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Capitalization And Indebtedness
-------------------------------

The Company's consolidated capitalization as at December 31, 2001 was as follow:

     Consolidated Balance Sheet                    As at December 31, 2001
     --------------------------                    ----------------------

       Long-Term Debt                                    $           0
       Shareholders' Equity                              $     610,795
       Total Capitalization                              $     610,795
                                                         =============

Forward Looking Statements Risk Factors
---------------------------------------

The following is an overview of some of the risk factors to be considered in relation to the Company's business. Specific risk factors to be considered include, but are not limited to, the following:

CWN'S LIMITED OPERATING HISTORY MAKES IT DIFFICULT FOR PURCHASERS TO JUDGE THE COMPANY'S PROSPECTS.

CWN, which was incorporated on January 12, 2000, has a limited operating history upon which an evaluation of its current business and prospects can be based. Purchasers should consider any purchase of CWN's shares in light of the risks, expenses and problems frequently encountered by all companies in the early stages of development. As at December 31, 2001 the Company lost $161,140 for the twelve month period and had a accumulatived deficit of $498,007.

The Company is at an early stage of development. The Company has not completed the full development of all of its commercial products and, accordingly, has no profitable operating history upon which investors may rely. The Company has received limited revenues from its operations and expects that most of its revenues in the foreseeable future are dependant upon the implementation of its business plan. In creating the suite of services that the Company proposes to offer through its financial portals, the Company will need to rely upon partnerships or collaborations with other companies such as on-line trading facilities and there can be no guarantees that the Company will be able to enter into such collaborations or partnerships to provide these services. There can be no assurances that the Company will ever achieve profitability.

DIFFICULTIES IN DEVELOPING NEW AND ENHANCED PRODUCTS AND SERVICES COULD HARM THE COMPANY'S BUSINESS.

The Company has introduced additional and enhanced products and services in 2001 in order to retain its current subscribers and attract new subscribers, and intends to introduce more in 2002. If the Company introduces a product or service that is not favorably received, its current readers may choose a competitive service over the Company's. The Company may also experience difficulties that could delay or prevent it from introducing new products and services, or the new products or services the Company introduces could contain errors that are discovered after they are introduced. In some cases, the Company may be dependent on third parties, including software companies, application service providers and technology consulting firms, to help the Company develop and implement new products and services. If these third parties are not able to fulfill their responsibilities to the Company on schedule or if the technology developed by them for the Company's use does not function as anticipated, implementation may be delayed and the cost of implementation may be higher than anticipated. Such developments could materially adversely affect the Company's business, results of operations and financial condition.

IF THE COMPANY FAILS TO DEVELOP SUCCESSFULLY AND INTRODUCE NEW PRODUCTS AND SERVICES, ITS COMPETITIVE POSITION AND ABILITY TO GENERATE REVENUES WILL BE HARMED.

The Company is developing new products and services. The planned timing or introduction of new products and services is subject to risks and uncertainties. Actual timing may differ materially from original plans. Unexpected technical, operational, distribution or other problems could delay or prevent the

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introduction of one or more of its new products or services. Moreover, the
Company cannot be sure that any of its new products and services will achieve widespread market acceptance or generate incremental revenue.

UNFORESEEN DEVELOPMENT DIFFICULTIES MAY HINDER THE COMPANY'S EFFORTS.

The Company has enhanced its design and its technological infrastructure to further improve its websites and to accommodate increased traffic, and intends to continue such development activities. However, unforeseen development difficulties could prevent the Company from implementing such improvements or cause the costs to implement such improvements, including design, technology and related costs, to be higher than anticipated.

In the past, the Company has experienced spikes in traffic on its web sites when there have been important financial news events. Accordingly, the Company's web sites must accommodate a high volume of traffic, often at unexpected times. Although the Company has upgraded and continues to improve its systems, the Company's web sites have in the past, and may in the future, experience publishing problems, slower response times than usual or other problems for a variety of reasons. These occurrences could cause the Company's readers to perceive its web sites as not functioning properly and, therefore, cause them to use other methods to obtain their financial news and information. In such a case, the Company's business, results of operations and financial condition could be materially adversely affected.

A FAILURE TO ESTABLISH AND MAINTAIN STRATEGIC RELATIONSHIPS WITH OTHER COMPANIES COULD DECREASE THE COMPANY'S SUBSCRIBER AND READER BASE, WHICH MAY HARM THE COMPANY'S BUSINESS

The Company depends on establishing and maintaining content syndication and headline indexing relationships with high-traffic web sites for a portion of its current subscriber and reader base. There is intense competition for relationships with these firms and placement on these sites, and the Company may have to pay significant fees to establish additional content syndication and headline indexing relationships or maintain existing relationships in the future. The Company may be unable to enter into or successfully renew relationships with these firms or sites on commercially reasonable terms. These relationships may not attract significant numbers of subscribers or readers.

Many companies that the Company may approach for a strategic relationship or who already have strategic relationships with the Company also provide financial news and information from other sources. As a result, these companies may be reluctant to enter into or maintain strategic relationships with the Company. The Company's business, results of operations and financial condition could be materially adversely affected if the Company does not establish additional, and maintain existing, strategic relationships on commercially reasonable terms or if any of the Company's strategic relationships do not result in an increase in the number of subscribers or readers of its web sites.

DIFFICULTIES ASSOCIATED WITH THE COMPANY'S BRAND DEVELOPMENT MAY HARM ITS ABILITY TO ATTRACT SUBSCRIBERS AND READERS.

The Company believes that maintaining and growing awareness about the www.chineseworldnet.com and www.na-investor.com websites and their associate
                             -------------------
brands is an important aspect of its efforts to continue to attract users. The Company's planned products and services may not have widely recognized brands, and the Company will need to increase awareness of these brands among potential users. Despite the Company's continued efforts to build brand awareness, they may not be cost effective or successful in the future in reaching potential users, and some potential users may not be receptive to the Company's advertising campaign or other efforts. Accordingly, the Company cannot assure you that such efforts will be successful in raising awareness of www.chineseworldnet.com or www.na-investor.com websites and their associate brands or in persuading potential users to subscribe to the Company's products or visit the Company's sites.

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THE COMPANY'S ABILITY TO MAINTAIN AND INCREASE ITS READERSHIP DEPENDS ON THE
CONTINUED GROWTH IN USE AND EFFICIENT OPERATION OF THE WEB.

The web-based information market is new and rapidly evolving. The Company's business would be materially adversely affected if web usage does not continue to grow or grows slowly. Web usage may be inhibited for a number of reasons, such as:

o inadequate network infrastructure;

o security and privacy concerns;

o inconsistent quality of service; and

o unavailability of cost-effective, high-speed access to the Internet.

The Company's readers depend on Internet service providers, online service providers and other web site operators for access to its web sites. Many of these companies providing such services have filed for bankruptcy. Many have experienced significant service outages in the past and could experience service outages, delays and other difficulties due to system failures unrelated to the Company's systems. These occurrences could cause the Company's readers to perceive the web in general or the Company's web sites in particular as an unreliable medium and, therefore, cause them to use other media to obtain their financial news and information. The Company also depends on a number of information providers to deliver information and data feeds to it on a timely basis. The Company's web sites could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information, which could materially adversely affect the Company's business, results of operations and financial condition.

THE COMPANY MAY BE HELD LIABLE FOR INFORMATION RETRIEVED FROM ITS WEBSITE AND SUCH POTENTIAL LIABILITY COULD HARM THE COMPANY'S BUSINESS.

Because its services can be used to download and distribute information to others, there is a risk that claims may be made against the Company for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of that material, such as violation of censorship laws in the People's Republic of China ("PRC"). In addition, the Company does not carry any liability insurance to indemnify the Company for all liability that may be imposed. Any imposition of liability could have a material adverse effect on its business, results of operations and financial condition.

YOU SHOULD NOT RELY ON ITS QUARTERLY OPERATING RESULTS AS AN INDICATION OF ITS FUTURE PERFORMANCE BECAUSE ITS RESULTS OF OPERATIONS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

The Company may experience significant fluctuations in its quarterly operating results due to a variety of factors, many of which are outside its control. Factors that may cause its quarterly operating results to fluctuate include: its ability to retain existing users, attract new users at a steady rate and maintain user satisfaction; the announcement or introduction of new or enhanced services, content and products by the Company or its competitors; dependence on a limited number of advertisers, many of which have agreements with the Company that are cancelable upon a specified notice period, and the loss of any major advertiser; significant news events that increase traffic to its Web sites; technical difficulties, system downtime or Internet failures; demand for advertising space from advertisers; the amount and timing of operating costs and capital expenditures relating to expansion of its business, operations and infrastructure; governmental regulation; seasonal trends in Internet use; a shortfall in its revenues relative to its forecasts and a decline in its operating results due to its inability to adjust its spending quickly; and general economic conditions and economic conditions specific to the Internet, electronic commerce and the Hong Kong, PRC and Taiwan (or collectively "Greater China") market.

As a result of these and other factors, you should not rely on quarter-to-quarter comparisons of its operating results as indicators of likely

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future performance. The Company's operating results may be below the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of its Common Shares could decline and you could lose part or all of your investment.

THE COMPANY MAY BE LIABLE FOR THE CONTENT OF ITS ELECTRONIC AND HARD COPY PUBLISHING AND SUCH POTENTIAL LIABILITY COULD HARM THE COMPANY'S BUSINESS.

CWN is paid by companies to produce company reviews, which are distributed to target investors by email and mail and published on its website. CWN's users may request and receive directly from CWN a hard copy of any such review. CWN makes no recommendation for the purchase of securities in any of its public company clients' securities and each report contains a disclaimer to that effect. CWN does not send out unsolicited copies of the reports on its client companies' behalf. CWN receives a fee from the client company for preparing the report but receives no underlying interest in the client company's securities nor does it take any position in those securities.

Although CWN has a disclaimer on each review, it may be perceived by users that the Company is endorsing its client companies as an investment. Potential liability issues may arise should the Company's users invest in these companies and lose money based upon an inaccurate perception that the Company has endorsed such an investment. Liability issues include the defence of a law suit that could be brought by a user seeking compensation for the losses it has suffered which could involve the Company in costly and time-consuming litigation in defending such a suit. CWN has no liability insurance in place to protect the Company against such a potential suit.

CWN'S RECENT REVENUE GROWTH MAY NOT CONTINUE IN THE FUTURE.

There can be no assurance that the revenue growth CWN has experienced in the twelve month period ended December 31, 2001, from $320,548 at year end 2000 to $338 237, will continue or increase. CWN's limited operating history makes the prediction of future results difficult or impossible, and therefore, the Company's recent revenue growth should not be taken as an indication of any growth that can be expected in the future. To date, all of the Company's revenues have been derived from the Investor Relations/Public Relations ("IR/PR") business through its wholly owned subsidiary NAI-Interactive Ltd. and not through the Internet Financial Portal ("Portal") business of CWN. See Item
4 "Information on the Company". CWN, as an early stage company, is reliant upon a continued increase in the number of members that subscribe to its websites, www.chineseworldnet.com and www.na-investor.com. See Item 4 - "Information on the Company - Portal Business and Investor Relations/Public Relations Business". This increase is dependant on the Company's' ability to implement all of the services it proposes to offer under its business plan which will require the Company to expend capital on an on-going basis. The Company is reliant on revenues to support this capital requirement. See Item 4 - "Information of the Company- Corporate Strategy and Strategic Business Plan".

THE COMPANY DOES NOT HAVE A DIVERSE CLIENT BASE AND LOSS OF ANY IMPORTANT CUSTOMER COULD HARM THE COMPANY'S BUSINESS.

Historically, the Company's revenue has been derived from a limited number of clients. During 2001, 47% the company's revenues was attributable to its top ten customers and we expect that a limited number of these clients may continue to account for a significant percentage of our revenue in the future. As a result, the loss of revenue from any specific key client could have a material adverse effect on the Company's business, prospects, results of operation, financial condition and share price.

A SUBSTANTIAL AMOUNT OF ITS REVENUES ARE BILLED ON A FIXED-PRICE BASIS WHICH MAY BE SUBJECT TO COST OVER-RUNS AND THE COMPANY MAY INCUR A LOSS AS A RESULT.

A substantial percentage of the Company's IR/PR business and the planned Portal business are individual and short-term projects billed on a fixed-price basis as distinguished from a method of billing on a time and materials basis. The Company's failure to obtain new business in any given quarter or estimate accurately the resources and time required for an engagement, to manage client expectations effectively regarding the scope of services to be delivered for the estimated fees or to complete fixed-price engagements within budget, on time and to clients' satisfaction could expose the Company to risks associated with cost overruns, which could have a material adverse effect on its business.

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CWN ANTICIPATES LOSSES FOR THE FORESEEABLE FUTURE.

It is anticipated that the Company will incur net losses for the foreseeable future. The extent and duration of these losses will depend, in part, on the amount of the Company's growth in revenues from advertising sales, client products, marketing services and transactional fees. The Company expects that its operating expenses will increase during the next several years, especially in the areas of sales and marketing, product development and general and administrative expenses. Thus, the Company will need to generate increased revenue to achieve profitability. There can be no assurance that the Company will ever achieve or sustain profitability or that its operating losses will not increase in the future.

THE COMPANY DOES NOT OWN THE URLS OF ITS PRINCIPAL WEBSITES AND IT MAY LOSE THE RIGHT TO USE ITS TWO PRINCIPAL WEBSITE ADDRESS OR URLS AND THAT COULD SERIOUSLY HARM THE COMPANY'S BUSINESS.

The Company's two principal website addresses or Uniform Resource Locators, or URLs, www.chineseworldnet.com and www.na-investor.com, are currently licensed
      -----------------------     -------------------
from Register.com on a yearly basis. As per the Service Agreement with Register.com, there is no guarantee that the Company can renew the licensing agreement with regard to the two principal Web site addresses or URLs. If the Company loses the right to use the www.chineseworldnet.com and
                                   -----------------------
www.na-investor.com domain names, they could become the property of the
-------------------
Company's competitors or other parties, either of which would have a material adverse effect on its business, prospects, financial condition, results of operation and share price.

CWN'S FUTURE PERFORMANCE IS DEPENDENT ON ITS ABILITY TO RETAIN KEY PERSONNEL.

CWN's performance is substantially dependent on the performance of its senior management and key technical personnel. In particular, the Company's success depends on the continued effort of its senior management team, especially the President and Chief Executive Officer, Joe Tai; and for its subsidiary NAI, President, Secretary and Director, Kelvin Szeto; the Vice President - Editing, Yan Li; the Vice President - Website Development, Michael Hui; and the Vice President - Marketing & Project Development, Gilbert Chan. In addition, the Company intends to grant stock options to many of its employees in lieu of additional salary. Due to potential fluctuation of its future share price, its employees may have options at strike prices far above the then current share price. As a result, many of its employees may not consider their options to be valuable compensation, and the Company may need to provide additional compensation, in the form of additional salary, bonuses or equity, in an effort to retain its existing employees. The Company's inability to retain its employees, particularly its senior officers, and key sales, technical, marketing and other service personnel in its key revenue producing businesses could have a material adverse effect on its prospects, business, operations, financial conditions and share price.

CWN'S LONG-TERM LIQUIDITY AND CAPITAL RESOURCES ARE UNCERTAIN.

The Company believes revenues from current operations combined with its cash resources are adequate to fund the Company's current marketing program in North America. The Company believes that it may need to secure additional financing to implement its planned expansion into Asia. The Company has not entered into any agreements with respect to this additional financing but expects to raise such funds through debt or the offering of stock to accredited investors. In the event that there is an opportunity for an acquisition and additional funds are needed, there is no assurance that the Company will be successful in raising a sufficient amount of additional capital or in internally generating a sufficient amount of capital to fund this purpose. See Item 4 "Information on the Company"

NO DIVIDENDS HAVE BEEN PAID WHICH WILL AFFECT A SHAREHOLDER'S RETURN ON INVESTMENT.

To date, the Company has not paid a dividend on its Common Shares and does not intend to do so in the foreseeable future as any excess funds will be reinvested in implementing the Company's business plan. Investors seeking a return on their investment in the form of a dividend should not expect to receive such a return for the foreseeable future, if ever.

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COMPUTER EQUIPMENT PROBLEMS AND FAILURES COULD ADVERSELY AFFECT COMPANY'S
BUSINESS.

Problems or failures in CWN's Internet-related equipment, including its file servers, computers and software could result in interruptions or slower response times on the Company's websites, which could reduce the attractiveness of its websites to advertisers and users. Equipment problems and failures could result from a number of causes, including an increase in the number of users of the Company's websites, computer viruses, outside programmers penetrating and disrupting its software systems, human error, fires, floods, power and telecommunications failures, and internal breakdowns. In addition, any disruption in Internet access provided by third parties could have an adverse effect on the Company's ability to provide the services that it proposes to offer to its members which in turn may have an adverse effect on the number of members the Company and NAI are able to attract to their websites.

THE COMPANY'S COMPUTER NETWORK IS VULNERABLE TO HACKING, VIRUSES AND OTHER DISRUPTIONS.

Inappropriate use of its Internet services or errors or omissions in processing instructions or data available in its computer system or databases could jeopardize the security of confidential information stored in its computer system, which may cause the Company to lose key clients, expose the Company to liability for its clients' losses and prevent the Company from securing future business, any of which could have a material adverse effect on its prospects, business, financial condition, results of operations and share price.

Inappropriate use of the Internet includes attempting to gain unauthorized access to information or systems-commonly known as cracking or hacking. The Company's current policies, procedures and configurations for managing its systems, including its computer servers, may not be adequate to protect its facilities and the integrity of its user and customer information. Although the Company intend to implement security measures to protect its facilities and the integrity of its user and customer information, such measures could be ineffective or circumvented. Alleviating problems caused by computer viruses or other inappropriate uses or security breaches may require interruptions, delays or cessation in its services, in addition to the outages that occur in its systems from time to time for various reasons, including power interruptions, errors in instructions, equipment inadequacy, capacity and other technical problems. The Company does not carry errors and omissions or other insurance covering losses or liabilities caused by computer viruses or security breaches. Compromises or breaches in the security or integrity of its facilities or customer or user information, or inappropriate use of its Internet services, could subject the Company to litigation and could adversely affect its customer base, business, prospects, share price, results of operation and financial condition.

THE COMPANY MAY BE INVOLVED IN FUTURE LITIGATION OVER ITS USE OF TECHNOLOGY RIGHTS.

The Company currently owns and also licenses technology from third parties. As the Company continue to introduce new services that require new technology, the Company anticipates that the Company may need to license additional third-party technology. The Company cannot provide assurance that these existing and additional technology licenses will be or will continue to be available to the Company on commercially reasonable terms, if at all. In addition, it is possible that in the course of using new technology, the Company may inadvertently breach the technology rights of third parties and face liability for its breach. The Company's inability to obtain these technology licenses or avoid breaching third party technology rights could delay or compromise its introduction of new services and could materially and adversely affect its business and financial condition.

The Company enters into confidentiality agreements with its employees and consultants, and control access to and distribution of its documentation and other licensed information. In spite of these precautions, it may be possible for such persons to breach such precautions or controls or a third-party to copy or otherwise obtain and use its licensed services or technology without authorization, or to develop and apply similar technology independently. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited, and the global nature of the Internet and the media makes it practically impossible to control the ultimate destination of its products. Policing the unauthorized use of its licensed technology is difficult as are the steps necessary to prevent the misappropriation or infringement of its licensed technology. In addition, further litigation may be necessary to enforce its intellectual property rights, to protect its trade secrets or to determine the validity and scope of the proprietary rights of others, which

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could result in substantial cost to the Company, divert its resources and have a material adverse effect on its business, results of operations and financial condition.

THE COMPANY'S STRATEGY OF EXPANSION THROUGH ACQUISITIONS HAS BEEN AND WILL CONTINUE TO BE COSTLY AND MAY NOT BE EFFECTIVE, AND THE COMPANY MAY REALIZE LOSSES ON ITS INVESTMENTS.

The Company has acquired, and intends to continue to acquire, companies and assets that the Company believes will enhance its revenue growth, operations and profitability. The Company's acquisitions may result in the use of significant amounts of cash, dilutive issuances of its Common Shares and amortization expenses related to goodwill and other intangible assets, each of which could materially and adversely affect its business.

These acquisitions involve significant risks, including:

o the difficulties of integrating, assimilating and managing the operations, technologies ,intellectual property, products and personnel of the acquired business;

o   the diversion of management attention from other business concerns;

o   the reduced availability of favourable financing for future acquisitions;

o   the additional expense associated with acquired contingent liabilities;

o its inability to manage adequately the currency, interest rate and equity price fluctuations relating to its acquisitions and investments;

o   the loss of key employees in acquired businesses;

o   the risk of being sued by terminated employees and contractors; and

o its lack of familiarity with local market and other conditions and business practices.

The Company will need to integrate, manage and protect its interests in its acquired businesses successfully, and its failure to do so could have a material adverse effect on its business, results of operations and financial condition.

If economic and other conditions further deteriorate, or if market or other values continue to fluctuate, the Company may need to provide for further decreases in value or increased unrealized losses. The Company's results of operations, financial condition, prospects and share price could be adversely and materially affected, particularly if the Company is unable to hedge or adequately hedge its exposure to reduced valuations.

CWN'S SUCCESS DEPENDS UPON THE WIDESPREAD ACCEPTANCE OF THE INTERNET AS A KEY SOURCE OF INFORMATION AND IF THIS DOES NOT MATERIALIZE, COMPANY'S BUSINESS COULD BE ADVERSELY AFFECTED.

Traditionally, the investing public obtains current information on public companies from brokers, securities analysts, newspapers and magazines. CWN's business is based on the premise that a significant portion of the investing public will seek to obtain that information via the Internet. If that does not occur, or if it occurs more slowly than expected, the Company will not be able to generate sufficient revenue from its Internet based business model which may impede the Company from being able to implement its strategic business plan. See Item 4 - "Information on the Company - Strategic Business Plan".

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INTENSE COMPETITION COULD REDUCE THE COMPANY'S MARKET SHARE AND HARM ITS
FINANCIAL PERFORMANCE

A number of financial news and information sources compete for consumers' and advertisers' attention and spending. The Company competes for advertisers, readers, staff and outside contributors with many types of companies, including:

English Content:
- online services or web sites focused on business, finance and investing, such as CBS.MarketWatch.com, CNBC on MSN Money, CNNfn.com, The Wall Street Journal Interactive Edition, TheStreet.com, Globeinvestor.com, The New York Times on the Web, DowJones.com, SmartMoney.com, and The Motley Fool;

- publishers and distributors of traditional media, including print, radio and television, such as The Wall Street Journal, Fortune, Bloomberg Business Radio and CNBC;

- providers of terminal-based financial news and data, such as Bloomberg Business News, Reuters News Service and Dow Jones Markets;

-   web "portal" companies, such as Yahoo! and America Online;

- online brokerage firms, many of which provide financial and investment news and information, such as Charles Schwab, E*TRADE and TD Waterhouse.

Chinese Content:

- web "portal" companies, such as Yahoo! China, Yahoo! Hong Kong, China.com, Taiwan.com, Sina.com, Sohu.com, HongKong.com, Tom.com, 36.com, Netease.com, Yam, and Hinet; and

- publishers and distributors of traditional media, including print, radio and television, such as Apple Daily, MingPao Daily, ChinaByte and Xinhua News Agency;

- online brokerage firms, many of which provide financial and investment news and information, such as ez128.com, Cash Online, Pt123.com;

- online services or web sites focused on business, finance and investing, such as Chineseinvestors.com, HKNasdaq.com, www.meigu.com, Chinese.wsj.com, www.cnyes.com.

The Company's ability to compete depends on many factors, including the originality, timeliness, insightfulness and trustworthiness of its content and that of the Company's competitors, the ease of use of services developed either by the Company or its competitors and the effectiveness of the Company's sales and marketing efforts.

Many of the Company's existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company does. This may allow them to devote greater resources than the Company can to the development and promotion of their services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies (including offering more of their financial news and commentary for free) and make more attractive offers to existing and potential employees, outside contributors, strategic partners and advertisers. The Company's competitors may develop content that is equal or superior to the Company's or that achieves greater market acceptance than the Company's. It is also possible that new competitors may emerge and rapidly acquire significant market share. The Company may not be able to compete successfully for advertisers, readers, staff or outside contributors, which could materially adversely affect the Company's business, results of operations and financial condition. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect the Company's business, results of operations and financial condition.

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The Company also competes with other web sites, television, radio and print media for a share of advertisers' total advertising budgets. If advertisers perceive the Internet or the Company's web sites to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to Internet advertising or to advertising on the Company's web sites.

COMPANY'S COSTS OF TRANSMITTING DATA AND INCREASE ITS LEGAL AND REGULATORY EXPENDITURES AND COULD DECREASE ITS READERSHIP

Existing domestic and international laws or regulations and private industry guidelines specifically regulate communications or commerce on the web. Further, laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation of e-commerce transactions and the characteristics and quality of online products and services are under consideration by federal, state, local and foreign governments and agencies and by private industry groups. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to the regulation of long distance telephone carriers and to impose access fees on such companies. The governments of other states or foreign countries might attempt to regulate the Company's transmissions or levy sales or other taxes relating to the Company's activities. These regulations, if imposed, could increase the cost of transmitting data over the web.

In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. The Company's business, results of operations and financial condition could be materially and adversely affected by the adoption or modification of laws or regulations relating to the Internet.

The interpretation and application of existing securities laws to web-based financial news providers, including laws governing investment advisors, investment companies and broker/dealers, by the Securities and Exchange Commission and state securities regulators, is a developing area. If, as this area matures, the Company's activity is interpreted as subjecting it to regulation, the Company could be subject to liability, and its business, results of operations and financial condition could be materially and adversely affected.

The Company is also subject to various federal and state regulations concerning the collection and use of information regarding individuals. These laws include the Children's Online Privacy Protection Act, and state laws which limit or preclude the use of voter registration and drivers license information, as well as other laws that govern the collection and use of consumer credit and financial information, including the Gramm-Leach-Bliley Act. Although the Company's compliance with applicable federal and state laws, regulations and industry guidelines has not had a material adverse effect on it, governments, trade associations and industry self-regulatory groups may enact more burdensome laws, regulations and guidelines, including antitrust and consumer privacy laws, for the Company and the Company's customers. The U.S. federal and various state governments have been investigating certain Internet companies regarding their use of personal information and have recently proposed limitations on the collection and use of information regarding Internet users. The European Union has enacted its own privacy regulations that may result in limits on the collection and use of certain information from users in Europe. The Company could incur additional expenses if any new regulations regarding the use of personal information are introduced or if these agencies chose to investigate the Company's privacy practices. Also, as a consequence of governmental legislation or regulation or enforcement efforts or evolving standards of fair information collection practices, the Company may be required to make changes to its products or services in ways that could diminish the effectiveness of the product or service or its attractiveness to potential customers, which could materially and adversely affect the Company's business, financial condition or results of operations. Any new laws or regulations relating to the web, or certain application or interpretation of existing laws, could decrease the growth in the use of the web, decrease the demand for the Company's web sites or otherwise materially adversely affect its business.

Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent, and new laws and regulations are under consideration by the U.S. Congress and state legislatures. Any legislation enacted or restrictions arising from current or future government investigations or policy could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and advertising medium. The laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. Moreover, it may take years to

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determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel, obscenity and personal privacy apply to the Internet and Internet advertising.

CONCERNS ABOUT THE SECURITY OF ELECTRONIC COMMERCE TRANSACTIONS AND CONFIDENTIALITY OF INFORMATION ON THE INTERNET MAY REDUCE USE OF ITS NETWORK AND IMPEDE ITS GROWTH.

A significant barrier to electronic commerce and communications over the Internet in general has been a public concern over security and privacy, especially the transmission of confidential information. If these concerns are not adequately addressed, they may inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. If a well-publicized Internet breach of security were to occur, general Internet usage could decline, which could reduce traffic to its destination sites and impede its growth.

PRIVACY CONCERNS MAY PREVENT THE COMPANY FROM SELLING DEMOGRAPHICALLY TARGETED ADVERTISING IN THE FUTURE.

To the extent the Company collects data derived from user activity on its advertising network and from other sources, the Company cannot be certain that any trade secret, copyright or other protection will be available for this data or that third parties will not assert their rights to the data.

Ad serving technology enables the use of cookies, in addition to other mechanisms, to deliver targeted advertising, to help compile demographic information, and to limit the frequency with which an advertisement is shown to the user. Cookies are bits of information keyed to a specific server, file pathway or directory location that are stored on a user's hard drive and passed to a Web site's server through the user's browser software. Cookies are placed on the user's hard drive usually without the user's knowledge or consent, but can be removed by the user at any time. Due to privacy concerns, some Internet commentators, advocates and governmental bodies have suggested that the use of cookies be limited or eliminated. Any limitation on its ability to use cookies could impair its future targeting capabilities and adversely affect its business. In Hong Kong, a company will contravene the Personal Data Ordinance if it collects information on its users, analyzes the information for a profile of the user's interests and sells or transmits the profiles to third parties for direct marketing purposes without the user's consent. As part of its future advertisement delivery system, the Company will be integrating information including a user's online response rate to advertisements, name, address, age or e-mail address with third-party databases to generate a comprehensive demographic profile of the Internet user. The transfer of this information, which provides an individual's profile, may contravene the Personal Data Ordinance unless the individual expressly consents to the use of this information. The Company's future inability to obtain demographic profiles from Internet users that do not consent to this use or any contravention of relevant privacy legislation in its data collection or use or storage may have a material and adverse effect on its business.

DOING BUSINESS OUTSIDE OF THE UNITED STATES MAY SUBJECT THE COMPANY TO ADDITIONAL RISKS.

It is possible that a substantial portion of CWN's business will be conducted outside of the United States. In this event, its operations could be subject to various risks such as the possibility of the loss of revenue, property or equipment due to expropriation, nationalization, war, insurrection, terrorism or civil disturbance, the instability of foreign economies, currency fluctuations and devaluations, adverse tax policies and governmental activities that may limit or disrupt markets, restrict payments or the movement of funds or result in the deprivation of contract rights. Additionally, the Company's ability to compete could be adversely affected by foreign governmental regulations that encourage or mandate the hiring of local contractors, or by regulations that require foreign contractors to employ citizens of, or purchase supplies from vendors in a particular jurisdiction. The Company could also be subject to taxation in a number of jurisdictions, and the final determination of its tax liabilities might involve the interpretation of the statutes and requirements of various domestic and foreign taxing authorities.

The following represent the specific risk factors involved in doing business outside of the United States in markets that CWN focuses on.

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THE COMPANY MAY RELY ON ADVERTISING SALES AS A SIGNIFICANT PART OF ITS FUTURE
REVENUE, BUT THE INTERNET HAS NOT BEEN PROVEN AS A SOURCE OF
SIGNIFICANTADVERTISING REVENUE IN PRC, HONG KONG AND TAIWAN OR COLLECTIVELY THE "GREATER CHINA" REGION.

The Company's revenue growth is dependent on increased revenue from the sale of advertising space on its network and the acceptance and use of electronic commerce. Online advertising in the Greater China region is an unproven business and many of its current and potential advertisers have limited experience with the Internet as an advertising medium, have not traditionally devoted a significant portion of their advertising expenditures or other available funds to web-based advertising, and may not find the Internet to be effective for promoting their products and services relative to traditional print and broadcast media. The Company's ability to generate and maintain significant advertising revenue will depend on a number of factors, many of which are beyond its control, including: the development of a large base of users possessing demographic characteristics attractive to advertisers; downward pressure on online advertising prices; the development of independent and reliable means of verifying levels of online advertising and traffic; and the effectiveness of its advertising delivery, tracking and reporting systems.

If the Internet does not become more widely accepted as a medium for advertising, its ability to generate increased revenue will be negatively affected.

THE COMPANY MAY RELY ON ELECTRONIC COMMERCE AS A SIGNIFICANT PART OF ITS FUTURE REVENUE, BUT THE INTERNET HAS NOT YET BEEN PROVEN AS AN EFFECTIVE COMMERCE MEDIUM IN THE GREATER CHINA REGION.

The Company's revenue growth also depends on the increasing acceptance and use of electronic commerce in the Greater China region. The Internet may not become a viable commercial marketplace in Asia for various reasons, many of which are beyond its control, including: inexperience with the Internet as a sales and distribution channel; inadequate development of the necessary infrastructure to facilitate electronic commerce; concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet; and inexperience with credit card usage or with other means of electronic payment in PRC.

If the Internet does not become more widely accepted as a medium for electronic commerce, its ability to generate increased revenue will be negatively affected.

THE ABILITY TO BLOCK INTERNET ADVERTISING COULD PREVENT THE EXPANSION OF ONLINE ADVERTISING IN ASIA.

The development of Web software that blocks Internet advertisements before they appear on a user's screen may hinder the growth of online advertising. The expansion of ad blocking on the Internet may decrease its revenues because when an ad is blocked, it will not be downloaded from its ad server, which means these advertisements will not be tracked as a delivered advertisement. In addition, advertisers may choose not to advertise on the Internet or on its advertising network because of the use of Internet advertisement blocking software. The use of software that blocks Internet advertisements may materially and adversely affect its business.

THE GREATER CHINA AND ASIAN INTERNET INDUSTRY IS A DEVELOPING MARKET AND IS NOT A PROVEN EFFECTIVE COMMERCIAL MEDIUM

The market for Internet services in Greater China and Asia has only recently begun to develop. Since the Internet is an unproven medium for advertising and other commercial services, its future operating results from online advertising and e-business solutions services will depend substantially upon the increased use of the Internet for information, publication, distribution and commerce and the emergence of the Internet as an effective advertising medium in Greater China and Asia. Many of its customers will have limited experience with the Internet as an advertising medium or sales and distribution channel, will not have devoted a significant portion of their advertising expenditures or other available funds to Web-based advertising or Web site development and may not find the Internet to be effective for promoting their products and services relative to traditional print and broadcast media.

Critical issues concerning the commercial use of the Internet in Greater China and elsewhere in Asia, including:

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-   security;

-   reliability;

-   cost;

-   ease of deployment;

-   administration; and

-   quality of service

may affect the adoption of the Internet to solve business needs. For example, the cost of access or the penetration rate availability of access technology, hardware and software may prevent many potential users in Asia from using the Internet. Also, the use of credit cards in sales transactions is not common in parts of Asia. Until the use of credit cards, or another viable alternative means of electronic payment, becomes more prevalent, the development of e-commerce through its portal network will be seriously impeded. In addition, even if suitable payment methods are widely adopted in Asia, consumers will have to be confident that adequate security measures protect electronic sale transactions conducted over the Internet and prevent fraud.

THE COMPANY'S ENTRY INTO THE CHINESE INTERNET MARKET DEPENDS ON THE ESTABLISHMENT OF AN ADEQUATE TELECOMMUNICATIONS INFRASTRUCTURE IN PRC BY THE CHINESE GOVERNMENT

Unlike Taiwan and Hong Kong, where the telecommunications infrastructure is comparable to U.S. standards and where private companies compete as ISPs, the telecommunications infrastructure in PRC is not as well developed. In addition, access to the Internet in PRC is accomplished primarily by means of the government's backbone of separate national interconnecting networks that connect with the international gateway to the Internet. This gateway is owned and operated by the Chinese government and is the only means for the domestic Chinese Internet network to connect to the international Internet network. Although private sector ISPs exist in PRC, almost all access to the Internet is accomplished through ChinaNet, PRC's primary commercial network, which is owned and operated by the Chinese government. The Company will rely on this backbone and telecom companies to provide data communications capacity primarily through local telecommunications lines. As a result, the Company will continue to depend on the Chinese government to establish and maintain a reliable Internet infrastructure to reach a broader base of Internet users in PRC. The Company will have no means of accessing alternative networks and services in PRC, on a timely basis or at all, in the event of any disruption or failure. There can be no assurance that the Internet infrastructure in PRC will support the demands associated with continued growth. If the necessary infrastructure standards or protocols or complementary products, services or facilities are not developed by the Chinese government, its business could be materially and adversely affected.

POLITICAL AND ECONOMIC CONDITIONS IN GREATER CHINA ARE UNPREDICTABLE AND MAY DISRUPT ITS OPERATIONS IF THESE CONDITIONS BECOME UNFAVORABLE TO ITS BUSINESS.

The Company expects to derive a substantial percentage of its revenues from the Greater China market. Changes in political or economic conditions in the region are difficult to predict and could adversely affect its operations or cause the Greater China market to become less attractive to advertisers, which could reduce its revenues. The Company intend to maintain a strong local identity and presence in each of the regions in the Greater China market and the Company cannot be sure that the Company would be able to maintain effectively this local identity if political conditions were to change. Furthermore, many countries in Asia have experienced significant economic downturns since the middle of 1997, resulting in slower real gross domestic product growth for the entire region as a result of higher interest rates and currency fluctuations. If declining economic growth rates persist, expenditures for Internet access, infrastructure improvements and advertising could decrease, which would negatively affect its business and its profitability over time. In addition, the economic downturn in Asia could also lead to a devaluation of the currency of PRC, Taiwan or Hong Kong, which would decrease its revenue projections for the Greater China region in U.S. dollar terms.

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In addition, economic reforms in the region could affect its business in ways that are difficult to predict. For example, since the late 1970s, the Chinese government has been reforming the Chinese economic system to emphasize enterprise autonomy and the utilization of market mechanisms. Although the company believes that these reform measures have had a positive effect on the economic development in PRC, the Company cannot be sure that they will be effective or that they will benefit its business.

THERE ARE ECONOMIC RISKS ASSOCIATED WITH DOING BUSINESS IN THE COUNTRIES IN WHICH THE COMPANY PRIMARILY OPERATES.

PRC.     The Chinese government has been reforming its economic system since the late 1970s. The economy of PRC has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although the Company believe the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of PRC, the Company cannot predict the future direction of these economic reforms or the effects these measures may have on its business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

-   economic structure;

-   level of government involvement in the economy;

-   level of development;

-   level of capital reinvestment;

-   control of foreign exchange;

-   inflation rates;

-   methods of allocation resources; and

-   balance of payments position.

As a result of these differences, its business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries. Changes in PRC's political, economic and social conditions, adjustments in policies of the Chinese government or changes in the Chinese's laws and regulations may adversely affect its results of operations and financial condition. The Chinese economy has experienced significant growth in the past decade, but this growth has been uneven across geographic and economic sectors and has recently been slowing. There can be no assurance that such growth will not continue to decrease or that any slow down will not have a negative effect on its business. The international financial markets in which the securities of the Chinese government, agencies and private entities are traded have experienced significant price fluctuations upon speculation that the Chinese government may devalue the renminbi which could increase its costs relative to its Chinese revenues.

Hong Kong.   As part of its expansion plan, a significant part of our business will be generated from Hong Kong. Hong Kong is a Special Administrative Region of PRC with its own government and legislature. Hong Kong enjoys a high degree of autonomy from PRC under the principle of one country, two systems. The Company can give no assurance that Hong Kong will continue to enjoy autonomy from PRC. The Hong Kong dollar has remained relatively constant due to the U.S. dollar peg and currency board system that has been in effect in Hong Kong since 1983. However, in early 1999, the Hong Kong dollar was subject to currency speculation and the SAR government substantially supported the market for the Hong Kong dollar, both directly and indirectly through the large-scale purchase of securities listed on the Hong Kong Stock Exchange. The Company can give no assurance that the historical currency peg of the Hong Kong dollar to the U.S. dollar will be maintained. The historical currency peg could adversely affect its business.

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Taiwan.        A significant part of its future revenues may be derived from the
Taiwan market. Taiwan has a unique international political status. The Chinese government asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwan government. Although significant economic and cultural relations have been established in recent years between Taiwan and PRC, PRC has refused to renounce the possibility that it may at some point use force to gain control over Taiwan. Relations between Taiwan and PRC have been strained since mid-1999 as a result of then-President Lee Teng-Hui's assertion that relations between the two sides should be conducted on a special state-to-state basis. During the Macau handover ceremony in 1999, President Jiang Zemin reiterated PRC position towards Taiwan, stating that he was confident that Taiwan would soon be reunified with PRC in order to complete PRC's plans for national reunification. The election of pro-independence candidate Chen Shui-bian as the new President of Taiwan in early 2000, and Taiwan's recent request to purchase strategic arms and defense technology from the United States have created additional uncertainty to the already tenuous relationship between PRC and Taiwan. Strained relations between Taiwan and PRC could adversely affect its business, results of operations or financial condition. Between late 1997 and early 1999, the NT dollar, the currency of Taiwan, experienced considerable volatility and depreciation as a result of the economic downturn in Asia. Continued volatility and depreciation of the NT dollar could adversely affect its business, results of operations and financial condition. Taiwan has recently experienced a recession primarily due to a reduction in exports due to weakened demand for imported goods in many Asian countries and a continued recession in Taiwan may materially affect its business.

PRC'S REGULATION OF CONTENT DISTRIBUTED ON THE INTERNET MAY ADVERSELY AFFECT ITS BUSINESS.

PRC has enacted regulations governing Internet access and the distribution of news and other information. The Ministry of Information Industry or the MII has published implementing regulations that subject online information providers to potential liability for content included on their portals and the actions of subscribers and others using their systems, including liability for violation of Chinese laws prohibiting the distribution of content deemed to be socially destabilizing. Because many Chinese laws, regulations and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement of what is deemed to be socially destabilizing by Chinese authorities may involve significant uncertainty. Under PRC's regulations on telecommunications and Internet information services, Internet information service providers are prohibited from producing, duplicating, releasing or distributing any information which falls within one or more of nine stipulated categories of "undesirable content". These categories cover any information which:

-   contravenes the basic principles enshrined in PRC Constitution;

-   endangers the security or unity of the State;

-   undermines the State's religious policies;

-   undermines public order or social stability; or

- contains obscene, pornographic, violent or other illegal content or information otherwise prohibited by law.

Internet information service providers found to be disseminating information that falls under any of these categories must cease immediately, keep a record of the relevant information, and report to the appropriate government authority.

In addition, the Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. As a result, it is difficult to determine the type of content that may result in liability. The Company cannot predict the effect of further developments in the Chinese legal system, particularly with regard to the Internet and the dissemination of news content, including the creation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws.

Periodically, the Ministry of Public Security has stopped the distribution of information over the Internet which it believes to be socially destabilizing. The Ministry of Public Security has the authority to cause any local ISP to

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block any Web site maintained outside of PRC at its sole discretion. Web sites that are blocked in PRC include many major news-related Web sites such as www.cnn.com, www.latimes.com, www.nytimes.com and ww.appledaily.com.hk. The Chinese government has also expressed its intention to closely control possible new areas of business presented by the Internet, such as Internet telephony.

Violations or perceived violations of Chinese laws arising from information displayed, retrieved from or linked to its portals could result in significant penalties, including a temporary or complete cessation of its business in PRC. Chinese government agencies have recently announced restrictions on the transmission of state secrets through the Internet. State secrets have been broadly interpreted by Chinese governmental authorities in the past. The Company may be liable under these new pronouncements for content and materials posted or transmitted by users on its message boards, virtual communities, chat rooms or e-mails. If the Chinese government were to take any action to limit or eliminate the distribution of information through its portal network or to limit or regulate any current or future applications available to users on its portal network, this action could have a material adverse effect on its business, financial condition and results of operations.

THE COMPANY MAY BE ADVERSELY AFFECTED BY CHINESE GOVERNMENT REGULATION OF INTERNET COMPANIES.

The Chinese government heavily regulates its Internet sector including the legality of foreign investment in the Chinese Internet sector, the existence and enforcement of content restrictions on the Internet and the licensing and permit requirements for companies in the Internet industry. Because these laws, regulations and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement may involve significant uncertainty. In addition, the Chinese legal system is a civil law system in which decided legal cases have limited binding force as legal precedents. As a result, in many cases it is difficult to determine what actions or omissions may result in liability.

Issues, risks and uncertainties relating to PRC government regulation of the Chinese Internet sector include the following:

 - Under the agreement reached in November 1999 between PRC and the United States, foreign ownership in Chinese value-added telecommunication services, including internet services, will be allowed for up to 30% in the first year after PRC's entry into the World Trade Organization, or WTO, and up to 49% in the second year and up to 50% thereafter. Although, PRC was officially admitted to WTO in November 2001, it is still not clear how this agreement will be implemented.

 - The numerous and often vague restrictions on acceptable content in PRC subjects the Company to potential civil and criminal liability, temporary blockage of its Web site or complete cessation of its Web site. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any Web site it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information.

The interpretation and application of existing Chinese laws and regulations, the stated positions of the MII and possible new laws or regulations have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese Internet businesses, including its business.

THE COMPANY MAY NOT BE IN COMPLIANCE WITH CHINESE REGULATIONS RELATING TO ITS SCOPE OF PERMITTED BUSINESS AND THE CHINESE REGULATORS COULD CAUSE THE COMPANY TO DISCONTINUE ITS OPERATIONS IN PRC.

The Chinese government regulates access to the Internet by imposing strict licensing requirements and requiring ISPs in PRC to use the international inbound and outbound Internet backbones. The Chinese government may require that the Company obtain a license for Internet access in the future based on new legislation or otherwise. The Company cannot provide assurance that the Company will be able to obtain any necessary license required in the future or that future changes in Chinese government policies will not impose additional regulatory requirements on the Company or its service providers, intensify

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competition in PRC information industry or otherwise have a material adverse effect on its business, financial condition and results of operations.

The Company is uncertain as to whether the Chinese government will reclassify its business as a media or a retail company, due, among other things, to its acceptance of Internet advertising and e-commerce related services fees as sources of revenue. Any reclassification could subject the Company to penalties or fines or significant restrictions on its business. The Company is also uncertain whether the Chinese government will reclassify its business as a telecommunications business, potentially resulting in significant restrictions on its business.

THE COMPANY MAY NOT BE IN COMPLIANCE WITH CHINESE GOVERNMENT REGULATIONS RELATING TO FOREIGN INVESTMENT PROHIBITIONS AND, IF SO DETERMINED, THE CHINESE GOVERNMENT COULD CAUSE THE COMPANY TO DISCONTINUE ITS OPERATIONS IN CHINA.

Chinese government policy prohibits foreign investment in the telecommunications services industry, which it has defined to include Internet-related businesses. The Company cannot guarantee that the Company will be in compliance with current Chinese government policies and the Company cannot be sure that the government will view its intended business in PRC as in compliance with these policies or any policies that may be made in the future. If the Company is not viewed as complying with these policies or any regulations that may be created relating to foreign ownership of Internet- related businesses, the Chinese government could block the Company from starting its development plan in PRC or take other actions that could harm its business.

EVEN IF THE COMPANY IS IN COMPLIANCE WITH CHINESE GOVERNMENTAL REGULATIONS RELATING TO LICENSING AND FOREIGN INVESTMENT PROHIBITIONS, THE CHINESE GOVERNMENT MAY PREVENT THE COMPANY FROM DISTRIBUTING, AND THE COMPANY MAY BE SUBJECT TO LIABILITY FOR, CONTENT THAT IT BELIEVES IS INAPPROPRIATE.

PRC has enacted regulations governing Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet that it believes to violate Chinese law, including content that it believes is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, the Company may not publish certain news items, such as news relating to national security, without permission from the Chinese government. Furthermore, the Ministry of Public Security has the authority to cause any local Internet service provider to block any Web site maintained outside PRC at its sole discretion. Even if the Company comply with Chinese governmental regulations relating to licensing and foreign investment prohibitions, if the Chinese government were to take any action to limit or prohibit the distribution of information through its network or to limit or regulate any current or future content or services available to users on its network, its business would be harmed.

The Company is also subject to potential liability for content on its Web sites that is deemed inappropriate and for any unlawful actions of its subscribers and other users of its systems under regulations promulgated by the Chinese MII. Furthermore, the Company is required to delete content that clearly violates the laws of PRC and report content that the Company suspect may violate Chinese law. It is difficult to determine the type of content that may result in liability for the Company, and if the Company is wrong, the Company may be prevented from operating its Web sites.

CURRENCY FLUCTUATIONS AND RESTRICTIONS ON CURRENCY EXCHANGE MAY ADVERSELY AFFECT ITS BUSINESS, INCLUDING LIMITING ITS ABILITY TO CONVERT CHINESE RENMINBI INTO FOREIGN CURRENCIES AND, IF RENMINBI WERE TO DECLINE IN VALUE, REDUCING ITS PROJECTED REVENUES IN U.S. DOLLAR TERMS.

The Company intends to generate revenues and incur expenses and liabilities in Chinese renminbi, Taiwan dollars, Hong Kong dollars, Canadian dollars and U.S. dollars. As a result, the Company is subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the renminbi depends to a large extent on PRC's domestic and international economic and political developments, as well as supply and demand in the local market. Since 1994, the official exchange rate for the conversion of renminbi to U.S. dollars has generally been stable and the renminbi has appreciated slightly against the U.S. dollar. However, given recent economic instability and currency fluctuations, the Company can offer no assurance that the renminbi will continue

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to remain stable against the U.S. dollar or any other foreign currency. The
Company's results of operations and financial condition may be affected by changes in the value of renminbi and other currencies in which its earnings and obligations are denominated. The Company has not entered into agreements or purchased instruments to hedge its exchange rate risks, although the Company may do so in the future.

Although Chinese governmental policies were introduced in 1996 to allow the convertibility of renminbi into foreign currency for current account items, conversion of renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration of Foreign Exchange, or SAFE, which is under the authority of the People's Bank of China. These approvals, however, do not guarantee the availability of foreign currency. The Company cannot be sure that the Company will be able to obtain all required conversion approvals for its operations or that Chinese regulatory authorities will not impose greater restrictions on the convertibility of the renminbi in the future. Because a significant amount of its future revenues may be in the form of renminbi, its inability to obtain the requisite approvals or any future restrictions on currency exchanges will limit its ability to utilize revenue generated in renminbi to fund its business activities outside PRC.

THE COMPANY'S SHAREHOLDERS MAY FACE DIFFICULTIES IN PROTECTING THEIR INTERESTS BECAUSE THE COMPANY IS INCORPORATED UNDER CAYMAN ISLANDS LAW

The Company's corporate affairs are governed by its memorandum and articles of association, by the Company Law (1998 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against its directors, actions by minority shareholders and the fiduciary responsibilities of its directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. Cayman Islands law in this area may conflict with jurisdictions in the United States. As a result, its public shareholders, may face more difficulties in protecting their interests in the face of actions against the management, directors or its controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

THERE IS UNCERTAINTY AS TO ITS SHAREHOLDERS' ABILITY TO ENFORCE CIVIL LIABILITIES IN THE CAYMAN ISLANDS, HONG KONG, TAIWAN AND PRC

The Company is a Cayman Islands company and a substantial majority of its assets are located outside the United States. A substantial portion of its current operations is conducted in Canada and the Company expects to expand to Hong Kong, Taiwan and PRC. In addition, all of its directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Canada, Hong Kong, Taiwan and, PRC and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands, Canada, Hong Kong, Taiwan, PRC or other jurisdictions against the Company or such persons predicated upon the securities laws of the United States or any of its state.

RECENT TERRORIST ACTIVITIES AND RESULTING MILITARY AND OTHER ACTIONS COULD ADVERSELY AFFECT ITS BUSINESS.

The terrorist acts in New York, Washington, D.C. and Pennsylvania on September 11, 2001 have created an uncertain economic environment and the Company is unable to predict the impact these events, or the responses thereto, will have on the Company's business. The continued threat of terrorism within the United States and abroad and military action and heightened security measures in response to such threat may cause significant economic disruptions throughout the world. The Company's business, results of operations and financial condition could be materially and adversely affected to the extent such disruptions result in its inability to effectively market and sell its services and software.

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                   ITEM 4.   INFORMATION ON THE COMPANY
================================================================================

History and Development of CWN
------------------------------

ChineseWorldNet.Com Inc. ("CWN" or the "Company") was incorporated on January 12, 2000 under the Company Law (1998 revision) of the Cayman Islands. The Company is principally based in the Cayman Islands and its operations are primarily conducted in North America and Asia. The address of the Company's principle registered and executive head office is that of its agent, Huntlaw Corporate Services Limited, being: The Huntlaw Building, P.O. Box 1350GT, Grand Cayman, Cayman Islands, Telephone (345) 949-4900. The Company's North American office and principle place of business is located at Suite 620 - 1090 West Pender Street, Vancouver, British Columbia, Canada V6E 2N7. Telephone (1-604) 488-8878.

CWN has two principle businesses, (1) Internet Financial Portal ("Portal") business, conducted under ChineseWorldnet.com brand via
"www.chineseworldnet.com" website and (2) Investor Relations & Public Relations
 -----------------------
("IR/PR") business conducted through NAI via a number of media channels including the internet ("www.na-investor.com" website), financial newspaper and
                         -------------------
investment seminars.

The Company's plan is to launch all both Portal and IR/PR businesses in North America first and then to expand both businesses into Hong Kong, PRC and Taiwan markets. Please see "Corporate Strategy and Strategic Business Plan" section below for details.

Company Structure
-----------------

Currently, CWN is a holding company which owns 100% of NAI and 99% of Chineseworldnet.com (HK) Limited. The Portal business is operated under CWN with its associated brand, ChineseWorldNet.com and website www.chineseworldnet.com while NAI operates the IR/PR business. In addition, NAI employees are engaged to build the www.chineseworldnet.com website including its content for CWN.

As of April 30, 2002, the Company has a total of 22 employees (16 full-time employees and 6 part-time employees) of which 21 employees are hired by NAI. President and CEO of the Company is the only employee directly hired by CWN. There are twenty one employees located in the Vancouver office in Canada and one part-time employee located in the Toronto Office in Canada.

As part of the Company's proposed expansion into Asia, on October 13, 2000, the Company acquired, through subscription, 100,000 common shares in the capital of Technology City Holdings Limited ("TCHL"), a Hong Kong incorporated company, representing 4.167% of the then issued and outstanding shares of TCHL, for US$100,000. TCHL is a multi-media, Internet-based financial information provider focusing on listed securities in Hong Kong. The purpose of this investment is to ensure content supply from TCHL to the www.chineseworldnet.com website. This includes market and content information focusing on public companies listed on the Growing Enterprise Market ("GEM") in Hong Kong.

On November 2, 2000, the Company completed a private placement with certain individuals who purchased 2,000,000 Common Shares of the Company at a price of $0.40 per Common Share for gross proceeds to the Company of $800,000. The proceeds from this private placement is being used for general working capital purposes.

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Business Overview
-----------------

Internet Financial Portal Business
----------------------------------

Introduction
------------

ChineseWorldNet.com, via "www.chineseworldnet.com" website is a financial web-based portal that provides up-to-date financial information in Chinese and financial management tools to its target audience, the Chinese community in North America. The web portal provides financial news and information of North American blue chip and large cap S&P 500 public companies listed or quoted on the NYSE, AMEX, NASDAQ and TSE and PRC's and Taiwan's companies and markets news by an in-house editorial team while news on Hong Kong companies and markets are provided by Company's partners. Currently, given that the web portal is still in development stage, all of the information or services provided through the www.chineseworldnet.com website are free of charge even though certain premium
-----------------------
information and services such as premium articles and market commentary are only accessible by registered subscribers, who currently pay no subscription fee. After the official launch of the www.chineseworldnet.com website in June, 2002,
                                 -----------------------
the Company will introduce a new level of subscribers called "Premium Subscribers", who will be required to be registered as a subscriber and pay a fee to enjoy certain premium and personalized products and services.

The www.chineseworldnet.com website is in the beta stage in that the working
    -----------------------
prototype is being evaluated and tested by individuals prior to the commercial launch of the site in June, 2002. As it is not yet fully operational as a commercial product, it has not generated any revenues to date. It is the Company's intention to generate direct revenues from a number of means through the www.chineseworldnet.com website including banner advertising, premium
    -----------------------
subscription fees and on-line trading marketing services. Please refer to "Revenue Model of the Portal Business" section below for further details.

Current Product / Service Offering
----------------------------------
The following features are currently provided in the www.chineseworldnet.com
                                                     -----------------------
website to all viewers. Viewers are not necessarily required to register as subscribers at the moment even though the company may require the readers to do so before getting access to the following free services.

1.   Company Profile

This section features a variety of interactive investment tools that enable users to conduct their own financial research, including:

o   Delayed stock quotes;

o   Summary company profiles;

o   Analysts' buy/sell ratings;

o   Company news;

o   Insider trading information;

o   Intraday and Historical stock charts; and

o   Financial Statement Summary

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1.   Markets

This section, which features continuously updated market news stories from about 5 a.m. until 5 p.m. pacific standard time each business day, covers the latest movements of the major indices, the most active stocks, news from foreign markets, earnings news, mergers and acquisitions news and other major market events.

3.   Headlines

Throughout the day, we provide headlines and brief news stories that cover the various corporate announcements and news throughout the day.

4.   Investment Guides

This section caters to readers who are gaining familiarity with the markets and investing. It features basic guides on stocks, bonds, mutual funds, options, taxes and personal financial planning.

5.   Commentary

This section includes commentary prepared by employees or from outside contributors who write about topics such as money management, technical analysis, currency issues, industry analysis, macroeconomics, fundamental analysis, financial planning, mutual funds, initial public offerings, technology and international investing.

Proposed Future Product / Service Offering
------------------------------------------

1.   Personalized Financial Services "MyCWN"

In addition to the provision of financial news and corporate information on public companies in North America and Greater China region, www.chineseworldnet.com website also intends to offer to its registered users, through partnerships and affiliations, additional personalized services such as online trading, online investment tools and applications such as portfolio tracking. The Company intends to provide additional services by developing a platform on www.chineseworldnet.com website called "MyCWN" which will enable members to create a personalized portal to manage their stock portfolios and to facilitate the sale of other financial products, including stocks, mutual funds, options and bonds, insurance and on-line banking. Registered users will be able to customize their personal stock portfolio and financial news and information, which will be automatically updated. Trades will also be relayed from the www.chineseworldnet.com website, through to its alliance partners' trading engines. All these additional services are still under negotiations with potential partners and the Company intends to charge Premium Subscribers a monthly fee starting $9.95 but the actual fee will depend on different bundle of premium services.

MyCWN personalized financial services will be launched in North America first and will be expanded to users in Greater China region. Please see "Corporate Strategy and Strategic Business Plan" section below for details.

2.   Premium Services

One of the proposed premium services is for the Company to provide real-time streaming stock quotes. We are in negotiation with a supplier of this service which is proposed to be a fee-paying feature for registered users. An estimated fee is approximately $20 per month per user for Level 1 real time quotes and $30 per month per user for Level 2 real time quotes. We are in planning stage for other premium services, such as special investment tools and premium research reports, for the web portal.

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Revenue Model for the Portal Business
-------------------------------------

1.   Premium Subscription Fees
     -------------------------

Currently, all of the information or services provided through the www.chineseworldnet.com website are free of charge even though certain premium information and services such as premium articles and market commentary are only accessible by registered subscribers, who currently pay no subscription fee. However, after the official launch of the www.chineseworldnet.com website in
                                          -----------------------
June, 2002, Company will introduce a new level of subscribers called "Premium Subscribers", who would be required to be registered as a subscriber and pay a fee to enjoy certain premium and personalized products and services as described above. Basic monthly subscription fees starts at $9.95 per user per month but the actual fees will depend on different bundle of products and services selected by the Premium Subscribers. Currently, the Portal business has derived no revenue from this source of revenue.

2.   Banner Advertising
     ------------------

CWN intends to derive revenue from selling banner advertising to companies on the www.chineseworldnet.com website. The proposed fee for six-month banner
    -----------------------
advertising is from $480 to $680 per month based on an estimated number of times the banner advertising will be seen by viewers of the www.chineseworldnet.com website. So far, the Portal business has derived no revenue from this offering.

3.   Application Service Provider ("ASP") Services
     ---------------------------------------------

The Company also intend to provide ASP services to corporate clients which includes custom software program tools that allow the corporation to manage their corporate communication and website content via the www.chineseworldnet.com website or other websites. CWN proposes to charge a
-----------------------
$500 installation fee for their software and a monthly fee of $20 to use the service. So far, the Portal business has derived no revenue from this offering.

4.   Marketing Services for Online Stock Trading
     -------------------------------------------

The Company is in negotiation with one Canadian and one Hong Kong based on-line securities trading company to effect an affiliation or partnership whereby these companies will be able to provide www.chineseworldnet.com subscribers with the
                                  -----------------------
ability to conduct on-line trading via a "click through" from the www.chineseworldnet.com website to the securities trading companies.

Though this product is in the development stage, it is the Company's intention that its members will be able to direct on-line trades through the Company's Internet portal by directing these members to log onto independent on-line Internet based trading platforms of the Company's proposed partners in order to trade securities. In order to do so, the Company's members would have to independently register with the on-line trading partner.

So far, the Portal business has derived no revenue from this offering even though the Company expects that revenues will be generated by payments from the on-line trading partners for each www.chineseworldnet.com subscriber that uses its services. A revenue structure for their products has yet to be finalized.

Investor Relations / Public Relations ("IR/PR") Business
--------------------------------------------------------

Introduction
------------

CWN's IR/PR business was the result of the acquisition of NAI-Interactive Ltd, a Canadian company incorporated under the laws of British Columbia, Canada on January 15, 2000 from Tin Yee Lau, the wife of CWN's President and Chief Executive Officer, Joe Tai. The purchase price was 112,500 Common Shares of the Company valued at $5,625.

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NAI operates the IR/PR business currently focusing on providing IR/PR services for micro cap and small cap public companies targeting to the Chinese investor community in North America through various media such as the Internet (www.na-investor.com website), financial newspaper and investment seminars.
 ---------------------------
Unlike the www.chineseworldnet.com business model, client companies instead of
           -----------------------
individual investors pay a fee to NAI for the IR/PR services.

Current Product / Service Offering
----------------------------------

1.   Internet website ( "www.na-investor.com")
                         -------------------

     NAI operates the www.na-investor.com website which provides IR/PR services to fee-paying North American public company clients who are listed or quoted on small and micro public markets in North America, such as the TSX Venture Exchange, NASDAQ OTC Bulletin Board and the Toronto Stock Exchange. All information on this website is in Chinese and the website also offers stock quotes, company reviews, newsletters and guide to investing in small and micro-cap companies to viewers of the North American Chinese community. Currently, there are over 10,000 registered members for the www.na-investor.com website and it attracts over 850,000 viewer visits each
     -------------------
     month.

     Unlike www.chineseworldnet.com, www.na-investor.com is not a financial portal for fee paying members but an Internet based medium for the dissemination of information on fee-paying companies that would like to increase their exposure to the Chinese investor community. There is no fee being charged to individual viewer of the www.na-investor.com website.
                                               -------------------

2.   Financial Newspaper

     Commencing August 2001, NAI began publishing a bi-weekly Chinese financial newspaper in Canada. The revenue for the newspaper comes mainly from advertisement. The newspaper is run by NAI's editorial team of three experienced senior officers who have extensive experience in this industry having previously worked for newspaper companies in PRC. The cost of each edition will be approximately US$10,000. Currently, the newspaper is free to readers and starting September, 2002, NAI intends to sell at $0.75 per copy to generate additional revenue for NAI. The newspaper provides another medium for the dissemination of public relations and investor relations information for client companies, as set out above.

3.   Investment Seminar

     NAI markets and organizes Chinese investment seminars four times a year at which public companies pay a sponsorship fee to NAI to enable them to make 40 minute presentations about their companies to individual Chinese investors who attend the seminars. While it is free for individual Chinese investors to attend the investment seminars, NAI charges a fee of $4,000 per presenting company for organizing these seminars.

4.   Online Marketing Service

     This service aims to increase the publicity and website traffic to targeted audiences for clients' websites. Services include creation of a search criteria for Internet based search engines to enable quick access to client companies' websites, email messages to NAI members and other services like, on-line promotional events such as "Fantasy Stock Challenge", that can help increase Internet traffic to client companies' websites.

5.   Banner Advertisements

     Client companies can place their company banner on "www.na-investor.com" website in order to increase public awareness towards their companies. Each company pays a fee from $480 to $$680 per month to rent the space in the homepage of the www.na-investor.com" website. On average, there are five banner customers using this service per month.

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6.   Chinese Webpage Design, Hosting and Maintenance

     NAI can help client companies to create a Chinese web page for companies which have existing websites in English and would like to have link to a version of their websites in Chinese. These Chinese webpages will also be linked to www.na-investor.com website in the featured company section. NAI charges a one-time fee of $1,480 for this service.

7.   Company Review

     NAI's in-house editors write company reviews for client companies. Company Reviews will then be sent to all NAI members by email and by mail and posted on the www.na-investor.com website. Since this is a fee-paying service for companies featured in the Company Review, NAI provides a clear disclaimer at the end of each review that this is a paid service and that the information provided in the review is not the view of or endorsed by NAI. NAI charges client companies $2,500 per company review.

8.   Translation Service

     NAI also provides translation services for client companies who want to translate promotional or financial materials from English into Chinese. NAI charges $75 per page for the translation service.

9.   Miscellaneous IR/PR Services

     NAI also provides other miscellaneous IR/PR services to client companies such as design and printing of promotional materials and/or financial reports.

Future Product / Service Offering
---------------------------------

Currently, NAI's IR/PR services are focusing on introducing and promoting North American client companies to North American Chinese investor community. NAI plans to adopt the same model and expand it to other market segments such as, promoting client companies from Asia to the Chinese investor community of North America and Asian & North American client companies to the Chinese investor community in Asia. Please see "Corporate Strategy and Strategic Business Plan" section below for details.

Revenue Model of the IR/PR Business
-----------------------------------

Currently, NAI accounts for 100% of the Company's revenues, which totalled $360,239 for the twelve-month period ending December 31, 2001. Sources of revenue for the IR/PR business are from each of the current product/service offerings mentioned above such as banner advertisements on its website, financial newspaper, investment seminar, on-line marketing service, Chinese webpage design, hosting and maintenance, company review, translation service and miscellaneous IR/PR services.

NAI's revenues for the 11-month ended on December 31, 2000 and for the 12-month ended on December 31, 2001 are broken down as follows:

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--------------------------------------------------------------------------------
                                               Eleven Months      Twelve Months
                                               -------------      -------------
      Revenues                                 Ended December     Ended December
      --------                                 --------------     --------------
                                                  31, 2000           31, 2001
                                                  --------           --------
--------------------------------------------------------------------------------
Banner Advertisement                              $   49,062       $   19,483
Company Review                                    $   13,645       $   29,863
Chinese Webpage Design, Hosting and Maintenance   $  136,522       $   56,224
Translation Service                               $    1,214       $      149
Online Marketing Service                          $   86,898       $   94,524
Miscellaneous IR/PR Service                       $   19,319       $   25,623
Investment Seminar                                $   12,623       $   97,343
Financial Newspaper                                     -              15,028
Interest                                          $    1,265             -
--------------------------------------------------------------------------------
TOTAL                                             $  320,548       $  338,237
--------------------------------------------------------------------------------

Corporate Strategy and Strategic Business Plan
----------------------------------------------

The Company's goal is to become a global leader in the Internet-based financial community by providing a diverse range of financial information and news on public companies to Chinese investors in North America and Asia. The Company believes that it has already built a strong foundation with the current and planned product and service offerings of both the Portal and IR/PR business. This would, in turn, enable the company to enter the next phase of its strategic plan which is to expand the reach of its businesses and services to users in Asia with a focus on the Greater China region, including those in Hong Kong, PRC and Taiwan. One of the biggest advantages of running an internet-based business is that the Company can leverage the existing infrastructure to reach a broader ranger of target customers without a huge capital requirement. Based on this principle, the Company intends to maintain the operation of its businesses from the Vancouver office in Canada. However, the Company would consider other expansion options such as partnering with local partners or establishing a direct presence in certain markets. Details of the expansion strategy are as follows:

     -----------------------------------------------------------------------------------------------------------------
         Market                Target Launch Date of                    Local Presence
                    -----------------------------------------
                        the Portal             the IR/PR
                         Business               Business
     -----------------------------------------------------------------------------------------------------------------
     Canada and         Official Launch        Already                 The main operation of both businesses is from
     the United         in June, 2002          Launched                the Vancouver office while the Company
     States                                                            maintains an office in Toronto, Canada.
     -----------------------------------------------------------------------------------------------------------------
     Hong Kong          Second Quarter         Third Quarter           The Company has already established a local
                        of 2002                of 2002                 presence in Hong Kong by incorporating
                                                                       ChineseWorldNet.com (HK) Limited on
                                                                       December 22, 1999. ChineseWorldNet.com
                                                                       (HK) Limited is 99% owned by the Company
                                                                       with 1% owned by a director of the Company.
     -----------------------------------------------------------------------------------------------------------------
     PRC                Fourth Quarter        First Quarter            The Company may establish a direct presence or
                        of 2002               of 2003                  seek strategic partners locally to launch the
                                                                       services
     -----------------------------------------------------------------------------------------------------------------
     Taiwan             First Quarter         Third Quarter            The Company may establish a direct presence
                        of 2003               of 2003                  or seek strategic partners locally to launch
                                                                       the services
     -----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Internet Content Partners:

The Company, through NAI, currently has agreements in place with the following internet content partners except Technology City Holdings Ltd. ("TCHL"), of which the Company has acquired a 4.167% of the then issued and outstanding shares in 2000.

--------------------------------------------------------------------------------
Company Name                            Services Provided
--------------------------------------------------------------------------------
Yahoo! Holdings (Hong Kong) Limited     The Company provides small cap public
                                        companies information to Yahoo! Holdings
                                        (Hong Kong) Limited in return for a link
                                        connecting to www.chineseworldnet.com
                                        website from Yahoo Chinese website.
--------------------------------------------------------------------------------
NewsGurus.com Inc. (www.newsgurus.com)  NewsGurus.com Inc. provides newsletter and writers' articles content for
                                        www.chineseworldnet.com website.
--------------------------------------------------------------------------------
China Infobank Limited                  China Infobank Limited provides Chinese
                                        companies and market content for
                                        www.chineseworldnet.com website.
--------------------------------------------------------------------------------
Investrend Communications, Inc.         Investrend Communications, Inc. provides
(www.investrend.com)                    financial research reports content for
                                        www.chineseworldnet.com website.
--------------------------------------------------------------------------------
Emerging Growth Stocks ("EGS")          EGS provides market commentary for
                                        www.chineseworldnet.com website.
--------------------------------------------------------------------------------
Technology City Holdings Ltd ("TCHL")   TCHL provides Hong Kong daily financial
                                        news content for www.chineseworldnet.com
                                        website.
--------------------------------------------------------------------------------
2000 Topology Research Inc              The Company provides the articles and
                                        news to 2000 Topology Research's website
                                        in return for a link connecting to the
                                        www.chineseworldnet.com website.
--------------------------------------------------------------------------------

CWN's and NAI's Technology
--------------------------

None of the Company's and NAI's application technologies are proprietary to the Company. The technologies used by the Company are incorporated from different commercially available software programs. CWN's application technology includes a collaborative authoring environment to enable different users such as CWN's in-house programs to work together on creating and managing content for the Company's web-sites. It enables those who use CWN's communication applications and content management applications to work together on creating and managing content to CWN's websites. All users have their own accounts and can belong to any number of sites.

The Company has two servers to serve its websites in North America. If one of the servers malfunctions, all other traffic is re-directed to the other server. Both servers synchronize with each other every 30 seconds.

The Company's Primary Markets
-----------------------------

Internet Market
According to the latest survey done by Nielsen//NetRatings in the first quarter of 2002, PRC had already reached 56.6 million internet users and has surpassed Japan of becoming the largest internet population in Asia, only second to US for the world internet population.

Furthermore, in the Globalization Report prepared by Jupiter Research predicts that the Asia-Pacific region will outpace the US in less than 5 years in terms of internet population and expect the region to contain as much as one-third of

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

all Internet consumers worldwide in 2005. In this region, PRC, Hong Kong and Taiwan are our main focus market. PRC has also surpassed Japan and become the largest Internet market in this area. The current penetration rate in urban PRC is 18.2 % (in terms of households) according to NetValue, which also represents the fastest growing internet market in the past 2 years. According to the March 2001 issue of International Data Corp's IT Forecaster, PRC's percent of Web users in the world will rise from 2.7 percent in 2000 to 7.1 percent in 2004! This number also represents that PRC's 2004 online population will be more than twice that of any other Internet market in Asia.

Hong Kong has a well educated, technologically savvy population. With an internet population of about 1.8 Million by Jul, 2001 ("Nielson/NetRatings and UBS Warburg"), the Company believes Hong Kong will rapidly increase its utilization of Internet technologies.

According to NetValue, Taiwan is one of the highest internet penetration rate (in terms of households) in the world with 41.6% by the beginning of 2001. With the technologically sophisticated population in the country, the Company believes Taiwan will be the second main target market for our services.

In terms of the Chinese market in the North America, the principle is based on the fact that the Chinese population has better purchasing power than the overall the market. According to the independent survey done by ACNielsen at the end of year 2000, 46% of Chinese adults 18+ own a single-detached home. Furthermore, 72% of Chinese buy new when they purchase a car and 77% pay cash for their car. This statistics indicates the affluence of Chinese immigrants to North America as they have earned enough money in their home country of HK, PRC and Taiwan before they immigrate. Although the survey was only done in Vancouver, it indicates the trend that can be seen throughout the major cities in North America. One of the key statistics is that 86% of the Vancouver Chinese adults own a home computer comparing to the 50% of the total Canadian population. This justifies the feasibility of a Chinese internet market in North America. Also, another market statistics is significant as based on the top 10 media penetration in the Vancouver Chinese population, only one of the media is the mainstream market (in English) at 9th place. This shows convincingly that most Chinese have the tendency to focus more on media in Chinese language.


Internet Advertising Market
Internet Advertising Market has suffered a significant setback in the year 2001. However, according to a study by Emarketer and Forbes.com, the advertising market will have a rebound year in 2002 and continue to grow steadily in 2003 and 2004. The study predicts an 11 percent increase in the year 2002, as online advertising spending is expected to jump from $7.3 billion in 2001 to $8.1 billion in 2002.

The firm expects strong growth at least through 2005 with a projection of $13.5 million in internet ad spending. Out of the proportion of the internet advertising market, Financial services is one of the main segment that account for 12%-13% of the market. This data is very significant and the company believes by entering the financial service sector and towards the underserved Chinese market in the world will leaves us in strong market position.


Investor Relations ("IR")Market
For the other part of our business, the Investor Relations and Public Relations business, we can refer to a membership survey done by the CIRI (Canadian Investor Relations Institute), the average annual IR budget for company with market cap below $99 million and between $100 million to $499 million is $257,000 CDN and $485,000 CDN respectively. There are about 15,000 public companies in North America alone, the total IR market in North American can be estimated to be $2.5 billion USD annually.

The IR/PR market in PRC, Hong Kong and Taiwan is not very well-established yet. However, that also means that CWN could become one of the industry leaders in this area due to our existing infrastructure. The main problem of the Hong Kong Growth Enterprise Market ("GEM"), the stock exchange for micro-small cap start-up companies, is that there is very limited liquidity in terms of stock trading due to low market awareness of companies listed in GEM. With the number of listed companies continue increasing in PRC and the existing well-established financial systems and markets in Hong Kong and Taiwan, the IR/PR business potential in the Greater China region is now better than ever.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Competition
-----------

The Internet based financial services industry is very competitive. The Chinese and Asian Internet markets have an increasing number of entrants because Internet start-up costs are so low. In addition, the Internet industry is relatively new and subject to continuing definition. As a result, the Company's competitors may better position themselves to compete in the market as the Internet market matures. Although the Company believes it does not have comparable and existing competitors, the Company believes that taken separately each of its services have competition most of which have longer operating histories in the Internet market, greater name recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than CWN. Any of the Company's present or future competitors may provide products and services that provide significant performance, price, creative or other advantages over those offered by us. The Company can provide no assurance that we will be able to compete successfully against our current or future competitors.

There are two primary competitors offering websites that contain financial services in Chinese (as well as other services) although neither is offering exactly the same-targeted financial services.

Chineseinvestors.com Inc, operates the "www.chineseinvestors.com" website, is a
                                        ------------------------
leading financial portal that provides US stock market info and news. This company's main business model is the online advertising revenue from financial related corporation like Scottrade, E*Trade, Charles Schwab, Sutton Online or internet related companies like AT&T and GYC Telecom. Chineseinvestors.com does not have an established IR/PR business model that can generate on-going revenues for the company.

Sina.com is the most established Chinese news and media website, with over one million registered users. Sina.com offers websites for Chinese in North America, Taiwan, PRC and Hong Kong, as well as news, information on finance, life, shopping, chat, e-mail, games, horoscope and a search engine.

Additionally, CWN's competition with respect to user traffic, ease of use and functionality also include:

1. Chinese language based web search and retrieval companies such as Yahoo! China, Sina.com, Netease, Sohu, Shanghai Online, ChinaByte and Netvigator (which is owned by PCCW).

2. CWN's competition with respect to strategic expertise, technical knowledge and problem solving skills for web design include, as well as many unknown smaller companies who may offer this service, Internet integrators and web site design and development companies such as iXL Inc., Modem Media, Proxicom, Inc., One to One Media Limited, Eureka Digital Limited, Dragon Creative International and Core Solutions Limited.

CWN's competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to qualified personnel, distribution partners, advertisers and content providers. Further, there can be no assurance that ISP's, web browsers and web content providers will not be perceived by advertisers as having more desirable web sites for placement of advertisements. Additionally, some or all of these competitors may develop web search and retrieval services that are equal or superior to those CWN offers our users and may achieve greater market acceptance than CWN's offerings in the area of performance, ease of use and functionality.

Intellectual Property, Government Approvals and Regulations
-----------------------------------------------------------

CWN's application technology is not protected by any patents or copyrights nor does the Company intend to seek any such protection. However, without patent or copyright protection, the Company may not be able to prevent duplication of its technology by competitors.

Property, Plants and Equipment
------------------------------

The Company does not own any property or plants. However, the Company owns $22,562 worth of computer equipment & computer software and $7,516 worth of office furniture as of December 31, 2001 and has a lease agreement for the

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Vancouver office (Address: #620 - 1090 West Pender Street, Vancouver, British Columbia, Canada V6E 2N7) which will expire on June 31, 2002.

Organizational Structure
------------------------

                              -----------------------------
                                Chineseworldnet.com Inc.
                              -----------------------------

              100%                                                 99%

-----------------------------                      -----------------------------
      NAI Interactive Ltd.                         ChineseWorldNet.com (HK) Ltd.
-----------------------------                      -----------------------------

ChineseWorldNet.Com Inc. is a corporation incorporated under the Company Law (1998 revision) of the Cayman Islands on January 12, 2000. The principal executive and registered office of the Company is located at Huntlaw Corporate Services Limited, The Huntlaw Building, P.O. Box 1350, Grand Cayman, Cayman Islands. The Company's North American office and principle place of business is located at Suite 620 - 1090 West Pender Street, Vancouver, British Columbia, Canada V6E 2N7.

NAI Interactive Ltd. ("NAI") is a British Columbia company incorporated on November 13, 1998. It was acquired by CWN on January 15, 2001. NAI's head office is located at 620-1090 West Pender Street, Vancouver, B.C., V6E 2N7.

Chineseworldnet.com (HK) Ltd. ("CWNHK") is a Hong Kong company incorporated on December 22, 1999. CWNHK's registered office is located at Flat 901, BLK A,
Sun Fung Centre, 88 Kwok Shui Road, Kwai Chung, Hong Kong. CWNHK provides the Company with a local operation base for CWN's penetration and expansion in the Asian market. ChineseWorldNet.com (HK) Limited is 99% owned by the Company with 1% owned by a director of the Company.

           ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
================================================================================

This discussion and analysis is of the operating results and the financial position of the Company from the period January 12, 2000 (inception) to December 31, 2000, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 18.

Results of Operations
---------------------

The Company has focused much of its efforts to create a Chinese financial portal targeting Chinese investors. The first stage of the Company's growth was the acquisition of NAI on January 15, 2000. NAI is a Canadian, Internet company and its business address is Suite 620 - 1090 West Pender Street, Vancouver, British Columbia V6E 2N7. The purchase price was 112,500 common shares of the Company valued at $5,625. The Company strengthen NAI's management team, hired additional website designers, programmers and translators and upgraded NAI's computer network system. NAI now employs 21 people.

The Company was incorporated on January 12, 2000 and therefore only has 11 months of operating history to report in 2000 as compared for the full-year operating history in 2001. For the twelve month period ended December 31, 2001, operating loss was $161,140 on revenue of $360,239. Revenues were derived from the following sources: banner advertising, company report services and sponsorships which are broken down in the following table. Expenses totalled

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

$521,379,. Outlined below are the results of operations for the period January 12, 2000 (inception) to December 31, 2000 and for the year ending December 31,2001.

Included in the Company's expenses is the establishment of the Toronto branch office in Jan, 2001. This is the management's decision as to strengthen the local presence in the east coast market. As of April 30, 2002, the Company only has 1 part-time employee working in Toronto.

Additionally, NAI has launched a Chinese financial newspaper on Aug 18, 2001 to become a multi-media IR/PR firm. The main distribution for the newspaper is in Greater Vancouver and Greater Toronto area. The newspaper is mainly in development stage and thus incur extra expenses.

The Company incurred consulting fees of $60,282 in 2000 which included $30,000 payable to Goldpac Investments Ltd., a company owned by Chi Cheong Liu and the spouse of Joe Tai. However, the agreement was subsequently terminated and replaced by a separate agreement with Goldpac Investment Partners Ltd, another company owned by Chi Cheong Liu, whereby Goldpac Investment Partners Ltd. would receive $12,000 in 2001 for its consulting services. As a result, there was a reversal of $18,000 of accrued expenses in 2001.

See "Item 10 - Director's, Senior Management and Employees - Compensation".

Revenues                     For Eleven Months ended     For Twelve Months ended
--------                     -----------------------     -----------------------
                                    December 31,2000      ended December 31,2001
                                    ----------------      ----------------------

Banner Advertisement                    $     49,062               $     19,483
Company Review                          $     13,645               $     29,863
Chinese Webpage Design, Hosting
  and Maintenance                       $    136,522               $     56,224
Translation Service                     $      1,214               $        149
Online Marketing Service                $     86,898               $     94,524
Miscellaneous IR/PR Service             $     19,319               $     25,623
Investment Seminar                      $     12,623               $     97,343
Financial Newspaper                             -                  $     15,028
Interest Income                         $      1,265                       -
TOTAL                                   $    320,548               $    338,237

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Expenses                     For Eleven Months ended     For Twelve Months ended
--------                     -----------------------     -----------------------
                                    December 31,2000      ended December 31,2001
                                    ----------------      ----------------------

Advertising and promotion               $     40,078               $     42,807
Accounting and legal                    $     20,244               $     40,012
Consulting                              $     60,282               $    (18,000)
Depreciation                            $      6,702               $      9,385
Non-cash compensation changes
  Financial charges - related parties   $    288,487                       -
  Interest (imputed) - related parties  $      1,961               $        986
Incorporation costs                     $      3,402                       -
Office and miscellaneous                $     24,883               $     31,964
Printing                                $      1,623               $     14,924
Provision for Bad and doubtful debts            -                  $     28,380
Rent and operating costs                $     17,721               $     51,360
Salaries and benefits                   $    159,032               $    288,499
Telephone                               $     10,900               $     17,150
Travel and entertainment                $     34,056               $     13,912
                                        ------------               ------------
TOTAL                                   $    669,371               $    521,379
                                        ============               ============

Operating (loss)                        $   (336,867)              $   (161,140)
                                        ============               ============

The Company maintains its accounting records in its functional currency: U.S. dollars. The Company classifies NAI, its Canadian subsidiary, as self-sustaining and uses the current rate method of translation. The Company translates its assets and liabilities at exchange rate prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rate for the year. Foreign exchange gains and losses are deferred and shown separately in shareholders' equity.

The Company does not believe the impact of foreign currency fluctuations has a material impact on its financial condition. The Company does not engage in foreign currency hedge transaction.

Inflation

The Company does not believe that inflation will have a material adverse effect on its financial condition. Traditionally, PRC and Canada have not been countries that experienced a substantial increase in inflation.

Liquidity and Capital Resources
-------------------------------

As of December 31, 2001, the Company had cash and cash equivalents of $519,334 and working capital of $480,717. The Company believes that there are sufficient cash reserves to satisfy its cash requirements for the next 12 months. The Company anticipates that additional funds will need to be raised to further its expansion into Asia and for acquisition purposes. Such additional funds will be raised through debt or private placements of common shares. However, there is no assurance that any private offering of the Company's common shares will be successful. If CWN is unable to raise additional capital through a private placement offering, it will likely seek financing from lending institutions. A lack of financing may require the Company to delay or abandon plans for expansion or acquisitions.

On November 2, 2000 the Company arranged an $800,000 private placement with certain private individuals. On February 5, 2001 the Company issued 2,000,000 common shares at $0.40 per share. The proceeds from this private placement are being used to finance the development and expansion of the Company's business into Asia and the continued development of its technology application over the next 12 months. As a result of this increased business activity, CWN anticipates that its general and administrative expenses will increase from current levels.

On October 13, 2000, the Company acquired, through subscription, 100,000 Common Shares of TCHL at $1.00 per share at an aggregate cost of $100,000. This represents 4.167% of the issued and outstanding shares of TCHL. TCHL is a multi-media, Internet-based financial information provider focusing on listed securities in Hong Kong. The purpose of this investment in TCHL is to

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

facilitate TCHL providing content information to the Company's websites.

In the year 2001, no private placement or acquisition has been completed.

            ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
================================================================================

Directors and Senior Management
-------------------------------

The following table sets forth all current directors and executive officers of CWN and its subsidiary NAI as of December 31, 2001, with each position and office held by them in CWN. Each director's terms of office expires at the next annual general meeting of shareholders.

All Directors and Senior Management of the Company and its subsidiary own, as a group, 2,800,000 shares of the Company or 35% of all shares outstanding of the Company as at April 30, 2002. There are no stock options outstanding as at April 30, 2002.

CWN
----------------------------------------------------------------------------------------------------------------------------
                                                   Number of common shares
                                               beneficially owned, directly or
   Name, Age and                            indirectly, or over which control or        Principal Occupation During
    Position Held           Director since         direction is exercised                   the Past Five Years
----------------------------------------------------------------------------------------------------------------------------
Joe K.F. Tai (1)            January 2000                  250,000(2)                     President and Director of Goldpac
Age 37                                                                                   Investments Ltd.; Director of
                                                                                         Aquasol Environtech Ltd.;
President, Chief Executive                                                               Director of Tranzcom Security
Officer and Director                                                                     Networks Inc.
----------------------------------------------------------------------------------------------------------------------------
Chi Cheong Liu (3)          January 2000                1,730,000(2)                     President of Chigo Engineering
Age 41                                                                                   Company.

Secretary/Treasurer and
Director
----------------------------------------------------------------------------------------------------------------------------
Ken Cai                     March 2000                        Nil                        President, Chief Executive Officer
Age 37                                                                                   and Director of Minco Mining &
                                                                                         Metals Corporation; Chairman of
Director                                                                                 Dragon Pharmaceuticals Inc.;
                                                                                         Chairman and Chief Executive
                                                                                         Officer of Tranzcom; Director of
                                                                                         Aquasol Environtech Ltd.; President
                                                                                         & Director of Kaisun Investment &
                                                                                         Development; President & Director
                                                                                         of Pacific Canada Resources Inc.
----------------------------------------------------------------------------------------------------------------------------
Chi Kong Liu (3)            January 2000                  570,000(2)                     President of S & B Trading
Age 40                                                                                   Company Limited.

Director
----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NAI
----------------------------------------------------------------------------------------------------------------------------
                                                   Number of common shares
                                               beneficially owned, directly or
   Name, Age and                            indirectly, or over which control or        Principal Occupation During
    Position Held           Director since         direction is exercised                   the Past Five Years
----------------------------------------------------------------------------------------------------------------------------
Kelvin Szeto(4)                                           150,000                        Secretary, Director and Vice
Age 41                                                                                   President, Operation of NAI;
                                                                                         Investment advisor, Goldpac
President, Secretary and                                                                 Investments Ltd.; President and
Director of NAI                                                                          Director, DMT Consulting Limited;
----------------------------------------------------------------------------------------------------------------------------
Yan Li (5)                                                    Nil                        Senior Editor of NAI
Age 27
Vice President - Editing
of NAI
----------------------------------------------------------------------------------------------------------------------------
Michael Hui (6)                                               Nil                        Programmer of NAI
Age 24
Vice President - Website
Development of NAI
----------------------------------------------------------------------------------------------------------------------------
Gilbert Chan                                              100,000                        VP Marketing and Project
Age 26                                                                                   Development of NAI Interactive Ltd.
Vice President - Marketing and
Project Development of NAI
----------------------------------------------------------------------------------------------------------------------------

(1) Includes 112,500 common shares held by Tim Yee Lau, spouse of Joe Tai, which was acquired in exchange for all issued and outstanding shares of NAI Interactive Ltd.
(2)   Represents founder shares.
(3) Two Directors of the Company, Chi Cheong Liu and Chi Kong Liu are brothers. There are no other family relationships between directors and executives of the Company.
(4)   Mr. Szeto was appointed President of NAI on November 13, 2001
(5)   Ms. Li was appointed Vice President - Editing on October 1, 2001
(6)   Mr. Hui was appointed Vice President - Website Development on October 1,
      2001

The business background and principal occupations of CWN and NAI's officers and directors for the preceding five years are as follows:

ChineseWorldNet.com Inc.
------------------------

Joe K. F. Tai
Mr. Tai has served as President, Chief Executive Officer and a director of CWN since January 12, 2000. Mr. Tai has 12 years of experience in international business and for the past five years has served as President of Goldpac Investments Ltd., a venture capital company. Mr. Tai was also involved with a start-up of an international computer manufacturing company with its corporate office in Vancouver, British Columbia, sales office in Calgary, Alberta, and manufacturing facilities in Hong Kong and PRC and annual sales exceeding Cdn$30 million. In addition, Mr. Tai is a director of Aquasol Environtech Ltd. as well as Tranzcom Security Networks Inc., a TSX Venture Exchange-listed company.

Ken Z. Cai
Dr. Cai has been a director of CWN since March, 2000 and he has served as President, Chief Executive Officer and a director of Minco Mining and Metals Corporation since February 29, 1996 and a director of Dragon Pharmaceuticals Inc. a company whose common shares are registered under the Securities Exchange Act of 1934. Dr. Cai holds a Ph.D. in mineral economics from Queens University

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

in Kingston, Ontario, Canada. Dr. Cai, a Chinese national now living in Canada, has 15 years experience in mineral exploration, project evaluation, corporate financing and company management. Dr. Cai has served as a director of several publicly traded and private Canadian and Chinese companies.

Chi Cheong Liu
Mr. Liu has served as President of Chigo Engineering Company, a security engineering firm, for the last 15 years. In addition, Mr. Liu is also a venture capitalist specializing in biotechnology and technology investments.

Chi Kong Liu
Mr. Liu served as President and owner of S & B Trading Company Limited, a diamond and jewellery wholesaler. In addition, Mr. Liu is also a venture capitalist specializing in biotechnology and technology investments.

NAI Interactive Ltd
-------------------

Kelvin Szeto
Mr. Szeto has served as NAI's President, Secretary and Director since November 13, 2001. Prior to the appointment as the President of NAI, Mr. Szeto served as the Secretary, Director and Vice President Operation since January 12, 2000. Mr. Szeto was involved in the start up of an international computer manufacturing company with its corporate office in Vancouver, British Columbia, sales office in Calgary, Alberta and manufacturing facilities in Hong Kong and PRC and annual sales exceeding Cdn$30 million.

Yan Li
Mr. Li has been with NAI since February 2000 and has served as the Vice President- Editing of NAI since October 1, 2001. Ms. Li has extensive editorial experience in North America and PRC and holds a Bachelor Degree in Arts from the Shanghai International Studies University, PRC.

Michael Hui
Mr. Hui has been with NAI since November 2000 and has served as NAI's Vice President - Website Development since October 1, 2001. Mr. Hui has worked in website development in both North America and Hong Kong since 1995 and holds a Bachelor degree in computer sciences from the University of British Columbia, Canada.

Gilbert Chan
Mr. Chan has acted as the Vice President -Marketing and Project Development for NAI since June, 2000. Mr. Chan has extensive experience working as a project manager for different websites. Mr. Chan holds a Bachelor Degree in Applied Science from University of British Columbia.

Board Practices
---------------

The current directors of the board were elected to their position at the annual meeting of shareholders held on January 12, 2000. The directors continue to serve throughout 2001 and until the next meeting of shareholders to be held in 2002. The officers of the Company are elected by the board and serve at the board's pleasure. Directors are appointed annually at the annual general meeting of shareholders.

The Company has not entered into service contracts with any of its directors. CWN does not have either an Audit Committee or a Compensation Committee.

Pension Plans
-------------

The Company does not provide retirement benefits for directors, senior management or employees.

--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------

Compensation
------------

The aggregate direct or indirect remuneration paid to the directors and officers of CWN, including its subsidiaries, NAI, as a group during the year ended December 31, 2001 for services to CWN in all capacities, was $94,000. Certain information about payments to particular officers and directors is set out in the following table:

-----------------------------------------------------------------------------------------------------------------------------------
                                        Annual Compensation                           Long Term Compensation
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                           Awards             Payouts
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    Securities     Restricted
                                                                         Other        Under        Shares or
Name and                                                                 Annual      Options/      Restricted             All Other
Principal                                                                Compen-      SARs(1)        Share        LTIP     Compen-
Position                    Year           Salary          Bonus         sation      granted         Units     Payouts      sation
-----------------------------------------------------------------------------------------------------------------------------------
Joe K. F. Tai               2001         $     0(3)        Nil            Nil           Nil          Nil          Nil       Nil
President, Chief
Executive Officer
and Director of
the Company
-----------------------------------------------------------------------------------------------------------------------------------
Chi Cheong Liu              2001             Nil           Nil            Nil           Nil          Nil          Nil       Nil
Secretary/Treasurer
and Director of
the Company
-----------------------------------------------------------------------------------------------------------------------------------
Ken Cai                     2001             Nil           Nil            Nil           Nil          Nil          Nil       Nil
Director of the Company
-----------------------------------------------------------------------------------------------------------------------------------
Chi Kong Liu                2001             Nil           Nil            Nil           Nil          Nil          Nil       Nil
Director of the Company
-----------------------------------------------------------------------------------------------------------------------------------
Kelvin Szeto                2001         $14,000           Nil            Nil           Nil          Nil          Nil       Nil
President, Secretary and
Director of NAI
-----------------------------------------------------------------------------------------------------------------------------------
Mathew Lee (4)              2001         $14,800           Nil            Nil           Nil          Nil          Nil       Nil
Former VP Marketing &
Chief Financial Officer
of NAI
-----------------------------------------------------------------------------------------------------------------------------------
Nikkie Hu (5)               2001         $14,500           Nil            Nil           Nil          Nil          Nil       Nil
Former VP
Corporate
Development
of NAI
-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                        Annual Compensation                           Long Term Compensation
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                           Awards             Payouts
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    Securities     Restricted
                                                                         Other        Under        Shares or
Name and                                                                 Annual      Options/      Restricted             All Other
Principal                                                                Compen-      SARs(1)        Share        LTIP     Compen-
Position                    Year           Salary          Bonus         sation      granted         Units     Payouts      sation
-----------------------------------------------------------------------------------------------------------------------------------
Gilbert Chan                2001         $20,000           Nil            Nil           Nil          Nil          Nil       Nil
VP Marketing
and Project
Development of
NAI
-----------------------------------------------------------------------------------------------------------------------------------
Michael Hui                 2001         $15,400           Nil            Nil           Nil          Nil          Nil       Nil
VP Website Development
of NAI
-----------------------------------------------------------------------------------------------------------------------------------
Yan Li                      2001         $15,300           Nil            Nil           Nil          Nil          Nil       Nil
VP Editing of NAI
-----------------------------------------------------------------------------------------------------------------------------------

(1) All securities are under options granted during the year covered. No "SARs" or "stock appreciation rights" have been granted. SAR means a right granted by the Company, as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.
(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units. The Company does not currently have an LTIP.
(3) The Company incurred consulting fees of $60,282 in the year 2000 which included $30,000 payable to Goldpac Investments Ltd., a company owned by Chi Cheong Liu, a director of the Company and the spouse of Joe Tai, the President and CEO of the Company. However, the agreement was subsequently terminated and replaced by a separate agreement with Goldpac Investment Partners Ltd, another company owned by Chi Cheong Liu, whereby Goldpac Investment Partners Ltd. would receive $12,000 in 2001 for its consulting services. As a result, there was a reversal of $18,000 of accrued expenses in 2001.
(4)   Mr. Lee left NAI on September 1, 2001 but has retained his common shares.
(5)   Ms. Hu left NAI on September 17, 2001 but has retained her common shares.

Employees
---------

As of April 30, 2002, the Company has a total of 22 employees (16 full-time employees and 6 part-time employees) of which 21 employees are hired by NAI. President and CEO of the Company is the only employee directly hired by CWN. There are twenty one employees located in the Vancouver office in Canada and one part-time employee located in the Toronto Office in Canada.

--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------

Share Ownership of Directors and Senior Management
--------------------------------------------------

--------------------------------------------------------------------------------
     Name and Title                          Share Ownership   % Share Ownership
     --------------                          ---------------   -----------------
--------------------------------------------------------------------------------
Joe Tai (Note 1)                                     250,000           3.125%
President and CEO of the Company
--------------------------------------------------------------------------------
Ken Cai                                                    0               0%
Director of the Company
--------------------------------------------------------------------------------
Chi Cheong Liu                                     1,730,000          21.625%
Director of the Company
--------------------------------------------------------------------------------
Chi Kong Liu                                         570,000           7.125%
Director of the Company
--------------------------------------------------------------------------------
Yan Li                                                     0               0%
Vice President, Editing of NAI
--------------------------------------------------------------------------------
Michael Hui                                                0               0%
Vice President, Website Development of NAI
--------------------------------------------------------------------------------
Kelvin Szeto                                         150,000           1.875%
President, Secretary and Director of NAI
--------------------------------------------------------------------------------
Gilbert Chan                                         100,000           1.25%
Vice President, Marketing and Project
Development of NAI
--------------------------------------------------------------------------------
All Directors and Senior Management as a group     2,800,000          35%
--------------------------------------------------------------------------------

Stock Options
-------------

The Company has not established incentive stock options plans for its directors, senior officers or employees. However, the Company may establish an incentive stock option plan in the future.

         ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
================================================================================

Major shareholders
------------------

As far as is known to the Company, and except as disclosed herein, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or any other person or entity.

The following table sets forth, as at December 31, 2001, certain information with respect to the beneficial ownership of the Company's common shares by each shareholder known by the Company to be the beneficial owner of more than 5% of the Company's outstanding common shares including the executive officers and directors as a group. Unless otherwise indicated by footnote, the Company believes that the beneficial owners of the common shares listed above, based on information furnished by such owners, have sole investment and voting power with respect to such common shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The Company has no options or warrants outstanding.

--------------------------------------------------------------------------------
                                                 Number of       Percentage of
    Title of Class       Identity of Holder    Common Shares  Beneficially Owned
--------------------------------------------------------------------------------
Common shares            Chi Cheong Liu           1,730,000          21.63%
--------------------------------------------------------------------------------
Common shares              Fongmei Yu               787,500           9.84%
--------------------------------------------------------------------------------
Common shares          Cairich Capital Inc.         712,500           8.91%
--------------------------------------------------------------------------------
Common shares             Chi Kong Liu              580,000           7.25%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Common shares              Wai Yee Lai              580,000           7.25%
--------------------------------------------------------------------------------
Common shares              Fong Szeto               570,000           7.13%
--------------------------------------------------------------------------------
Common shares              Monica Law               570,000           7.13%
--------------------------------------------------------------------------------
Common shares            Wai Mun Yeung              420,000           5.25%
--------------------------------------------------------------------------------

United States Shareholders
--------------------------

The Company had two registered shareholders with addresses in the United States. In addition, residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

Related party transactions
--------------------------

On January 15, 2000, the Company entered into a Share Exchange Agreement with the sole shareholder of NAI, Tim Yee Lau, wife of CWN's President and Chief Executive Officer, Joe Tai, to acquire all the issued and outstanding common shares of NAI in exchange for 112,500 common shares of the Company valued at $5,625.

The Company incurred consulting fees of $60,282 in the year 2000 which included $30,000 payable to Goldpac Investments Ltd., a company owned by Chi Cheong Liu, a director of the Company and the spouse of Joe Tai, the President and CEO of the Company. However, the agreement was subsequently terminated and replaced by a separate agreement with Goldpac Investment Partners Ltd, another company owned by Chi Cheong Liu, a director of the Company, whereby Goldpac Investment Partners Ltd. would receive $12,000 in 2001 for its consulting services. As a result, there was a reversal of $18,000 of accrued expenses in 2001.

NAI entered into a consulting agreement dated January 15, 2000 with Kelvin Szeto, Chief Operating Officer of NAI, whereby Mr. Szeto will receive CAD$3,000 per month from January 2000 to May 2000 and CAD$3,200 from June 2000 to December 2000 in exchange for technical support and technical knowledge. As at December 31, 2000, NAI has paid USD$25,000 in consulting expense with respect to Mr. Szeto's consulting services. Starting from January 2001, NAI and Mr. Szeto have terminated the consulting agreement and Mr. Szeto became an employee of NAI.

None of the directors or senior officers of the Company and no associates or affiliates of any of them is or has been indebted to the Company or its subsidiaries at any time.

                         ITEM 8.   FINANCIAL INFORMATION
================================================================================

Financial Statements
--------------------

The audited consolidated financial statements of the Company for the 12 month period ended December 31, 2001, including the consolidated balance sheets of the Company as at December 31, 2001, the consolidated statements of loss and deficit for the 12 months ended December 31, 2001 and the notes to those statements and the auditor's report thereon, are included in this Form 20-F. The audited financial statements of NAI for the periods ended October 31, 1999 and January 15, 2000 and the auditor's report thereon are also included in this Form 20-F.

                          ITEM 8B.   SIGNIFICANT CHANGES
================================================================================

Business Strategy
-----------------

There have been no significant changes in the Company's business in the period from December 31, 2001 until the date of this document.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Legal Proceedings
-----------------

CWN is not a party to any legal proceedings and is not aware of any contemplated legal proceedings to which it may be a party.

The registrar for the common shares is Hunter and Hunter, Huntlaw Building, P.O. Box 190 GT, Grand Cayman, Cayman Islands.

The following table sets forth a history of the share capital for the Company, since inception.

--------------------------------------------------------------------------------
DATE              EVENT                                                SHARES
--------------------------------------------------------------------------------
January 12, 2000  Shares issued to founding shareholders               5,887,500
January 15, 2000  Shares issued on acquisition of NAI Investments Ltd.   112,500
Balance at December 31, 2000                                           6,000,000
November 2, 2000  Shares allotted to non-insiders of CWN in a private placement on November 2, 2000 but only issued on February
            5, 2001                                                    2,000,000
Balance at December 31, 2001                                           8,000,000

Memorandum and Articles of Association
--------------------------------------

Common shares

All issued and outstanding common shares are fully paid and non-assessable.
Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if, as and when declared by the board of directors. There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions or transfers attached to the common shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors.

Dividend Policy
---------------

The Company has not declared or paid any dividends on its outstanding common shares since its inception and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the common shares of the Company is within the discretion of the Company's board of directors and will depend on the assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Company. At the present time the Company's anticipated capital requirements are such that it intends to follow a policy of retained earnings in order to finance the further development of its business.

                         ITEM 9.   THE OFFER AND LISTING
================================================================================

Not applicable.

            ITEM 10.   ADDITIONAL INFORMATION
================================================================================

Share capital
-------------

CWN has 100,000,000,000 common shares authorized, of which 8,000,000 common shares were issued and outstanding as of December 31, 2001. See Item 4. "Information on the Company and NAI - History and Development of CWN".

Each of the common shares has equal dividend, liquidation and voting rights. Voters of the common shares are entitled to one vote per share on all matters that may be brought before them. Holders of the common shares are entitled to receive dividends as and when declared by the Board of Directors from funds legally available therefore. The common shares are not redeemable, have no

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

additional rights and carry no pre-emptive or other rights to subscribe for additional shares. The outstanding common shares are fully paid and non-assessable.

Powers and Duties of Directors

The directors shall manage or supervise the management of the affairs and business of CWN and shall have authority to exercise all such powers of CWN that are not required to be exercised by the shareholders of CWN in a general meeting.

A director's term of office expires immediately prior to the next annual general meeting. In general, a director who is, in any way, directly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Such director shall not vote in respect of any such contract or transaction with the director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum presented at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on behalf of CWN (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligation; or (c) mortgage, charge or give other security on the whole or any part of the property and assets of CWN.

Shareholders

An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holder representing two shareholders, or one shareholder and a proxy holder representing another shareholder. The Company believes there is no limitation imposed by the laws of Cayman Island or by the charter or other constituent documents of CWN on the right of a non-resident to hold or vote the common shares, other than as discussed below under Item 10. "Additional Information, Exchange Controls".

In accordance with Cayman Island law, directors shall be elected by an "ordinary resolution" which means (a) a resolution passed by the shareholders of CWN in general meeting by a simple majority of the votes cast in person or by proxy, or
(b) a resolution that has been submitted to the shareholders of CWN who would have been entitled to vote on it in person or by proxy at a general meeting of CWN and that has been consented to in writing by such shareholders of CWN holding shares carrying not less than of the votes entitled to be cast on it.

Under Cayman Island law certain items such as an amendment to CWN's articles or entering into a merger, requires approval by a special resolution which shall mean (a) a resolution passed by a majority of not less than 3/4 of the votes cast by the shareholders of CWN who, being entitled to do so, vote in person or by proxy at a general meeting of the Company, or (b) a resolution in writing consented to by all of the shareholders entitled to vote in person or by proxy at a general meeting of CWN, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of CWN.

Cayman Islands Company

Companies formed in the Cayman Islands are either ordinary or exempt. CWN is an exempt company. An exempt company is formed in the same way as an ordinary company, except that a director must make a declaration to the effect that the company will not trade within the Cayman Islands for any reason other than the maintenance of an administrative office or local bank and brokerage accounts.

Each Cayman Island exempted company must:

o   have a registered office and agent in the Cayman Islands;

--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------

o   have a minimum of 1 director, corporate directors are permitted;
o   have a minimum of 1 shareholder;
o hold a directors meeting on the Islands each year, usually conducted by the directors appointing Cayman resident proxies to act on their behalf;
o   submit an annual return;
o submit to the Cayman Island Companies Registrar particulars of the directors, but this information is not available for public inspection;
o   keep their statutory records and seal on the Island; and
o must provide Offshore Incorporations Limited with details of beneficial ownership; this information is not provided to the Cayman Island Companies Registrar.

There are no taxes in the Cayman Islands on income, capital gains, profits, dividends, investments or capital transfers. The Company receives a twenty-year guarantee against taxation from the Cayman Islands Government, which may be extended to thirty years on application. Registered shares are permitted. Details of the shareholders are not maintained on public record. Details of the directors must be provided to the company registrar but this information is not available for public inspection. Directors do not have to be resident in the Cayman Islands but one statutory meeting of the directors must be held within the islands every year. This may be done by the appointment of proxies. A minimum of one director is required. Corporate directors are permitted. There is no requirement to file accounts with the registrar. However, an annual return must be filed. The return takes the form of a simple declaration.

The Cayman Islands has no double taxation treaties with any other part of the world but have undertaken to assist foreign governments by giving them information where a Cayman Island Company has been used or involved in activities, which are mutually considered as criminal.

A Cayman Island company is required to pay an annual fee to the Cayman Island Companies Registrar. Although there can be no assurance that annual fees will not significantly increase, CWN does not anticipate that such increase will have a material adverse effect on its operations.

Confidentiality of business transactions is strictly observed in the Cayman Islands and is further enhanced by the Confidential Relationship Preservation Law enacted in 1976. These laws are designed to protect bona fide business dealings and impose strict penalties and sentences on those disclosing such information. The Cayman Island's confidentiality laws are not designed to accommodate criminal activity. In order to discourage the abuse of Cayman Island's confidentiality laws to facilitate criminal activity, the Cayman Islands Government has negotiated information treaties with foreign governments in relation to matters which the Cayman Islands Courts view as criminal according to Cayman Island law particularly with regard to matters concerning narcotics and money laundering. Exchanges of information involving the tax authorities of foreign countries are excluded from the above treaties.

CWN is subject to the laws and regulations applicable to Cayman Island based corporations. Although Cayman Island law at present is structured to encourage foreign investment, there is no guarantee that future laws and regulations will not have a material negative impact on our operations. At present, CWN is not aware of any special country risks, such as existing or probable government regulations, that could materially affect CWN's operations.

Material Contracts
------------------

Please see "Item 4 - Information on the Company and NAI" and exhibits to this registration statement.

Exchange Controls
-----------------

The Company does not believe there are any decrees or regulations under the laws of the Cayman Islands applicable to it restricting the import or export of capital or affecting the remittance of dividends or other payments to non-resident holders of our common stock. There are no restrictions under CWN's Articles of Incorporation or Memorandum of Association or under Cayman Island

--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------

law as currently in effect that limits the right of non-resident owners to hold or vote CWN's Common Stock or to receive dividends thereon. The Company is organized under the laws of the Cayman Island. There is uncertainty as to whether the Courts of Cayman Island would (i) enforce judgments of United States Courts obtained against CWN or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in Cayman Island Courts against CWN or such persons predicated upon the federal securities laws of the United States. There is no treaty in effect between the United States and Cayman Island providing for such enforcement.

Canadian Currency

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements. Any such remittances to Canadian residents are subject to withholding tax. See "Item 10 - Taxation".

There is no limitation imposed by the laws of Canada or the charter or other constituent documents of CWN on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act (Canada) (the "Investment Act"). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when CWN was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of CWN and the value of the assets of CWN, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 Canadian dollars or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of CWN. An investment in the common shares by a WTO Investor, or by a non-Canadian when CWN was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of CWN and the value of the assets of CWN, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 1996 was any amount in excess of Cdn$168 million. A non-Canadian would acquire control of CWN for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of CWN unless it could be established that, on the acquisition, CWN was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of CWN in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of control of CWN by reason of an amalgamation, merger consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of CWN, through the ownership of the common shares, remained unchanged.

Currently ninety percent of the Company's operations are in Canadian dollars.

Chinese Currency

The Chinese currency is the Renminbi ("RMB"). It is not freely convertible although the Chinese government has emphasized that full convertibility is the long-term goal. Full convertibility, probably after some transitional period, will be a condition precedent to membership in the World Trade Organization, for which PRC has applied. The People's Bank of China, PRC's central banking authority, publishes the Renmini exchange rate against the U.S. dollar every day

--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------

based on the trading price between the two currencies of the previous day on the Inter-Bank Foreign Exchange Market established in Shanghai in 1994. In addition, the People's Bank of China publishes the Renminbi exchange rates against other major foreign currencies. Designated banks participate on the Inter-Bank Foreign Exchange Market through a computer network connected with major cities in PRC.

Foreign exchange is administered by the State Administration Bureau of Exchange Control ("SAEC"), and its local branch offices, all of which are subject to the supervision of the People's Bank of China. The SAEC has established regulations relating to outward remittance by foreign investors of their share of net profits or dividends and final repatriation of their investments, in foreign currency. Subject to payment of applicable taxes, foreign investors may remit out of PRC, in foreign exchange, profits or dividends derived from a source within PRC. Swap centres have been established to assist foreign investment enterprises to balance their foreign currency income and expenses by converting surplus local currency earnings into foreign exchange and vice versa without their having to wait for central allocation. The central foreign exchange adjustment centre is in Beijing and other centres have been established in the coastal cities, Special Economic Zones and other major cities, municipalities and autonomous regions. Remittances by foreign investors of any other amounts (including, for instance, principal and interest on debt and proceeds of sale arising from a disposal by a foreign investor of any of its or his investments in PRC) out of PRC is subject to the approval of the SAEC.

The Company expects that once a subsidiary is established in PRC, thirty percent of the Company's overall operation will be in RMB.

Taxation
--------

Cayman Island Income Tax Consequences

CWN is organized under the laws of Cayman Island. At present, there is no Cayman Island income on profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our United States shareholders, except shareholders ordinarily resident in Cayman Island. There is currently no reciprocal tax treaty between Cayman Island and the United States regarding withholding taxes.

United States Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of CWN's Canadian subsidiary, NAI Interactive Ltd. by a United States resident, and who hold common shares sold as capital property (a "U.S. Holder"). This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Canada Customs and Revenue Agency, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the "Treaty"). Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax laws or treaty. It has been assumed that all currently proposed amendments will by enacted substantially as proposed and that there is no other relevant changes in any governing law or practice, although no assurance can e given in these respects.

Each U.S. Holder is advised to obtain tax and legal advice applicable as to such U.S. Holder's particular circumstances.

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder's common shares. The statutory rate of withholding tax is 25% of the gross amount of dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty.
Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of CWN and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U.S. Holder.

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
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--------------------------------------------------------------------------------

Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition of death, provided that the U.S. Holder did not hold the common shares as capital property used in carrying on a business in Canada, and that neither the U.S. Holder nor persons with whom the U.S. Holder did not deal at arms length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class the Company's Canadian subsidiary at any time in the five years immediately preceding the disposition.

    ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
================================================================================

Not applicable.

      ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
================================================================================

Not applicable.

                                        PART II

      ITEM 13.   DEFAULTS , DIVIDENDS ARREARS AND DELINQUENCIES
================================================================================

Not Applicable.

 ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
================================================================================
                                      PROCEEDS
                                      ========

Not Applicable.

                                      PART III

                         ITEM 15.   FINANCIAL STATEMENTS
================================================================================

The financial statements filed as part of this annual report are listed in "Item 17 - Financial Statements and Exhibits".


                          ITEM 16.   FINANCIAL STATEMENTS
================================================================================

The Company has elected to provide financial statements pursuant to "Item 17 - Financial Statements and Exhibits".

                     ITEM 17.   FINANCIAL STATEMENTS AND EXHIBITS
================================================================================

The following financial statements are incorporated by reference to this Item. All financial statements herein are stated in accordance with accounting principles generally accepted in the United States.

(a) The following Financial Statements pertaining to the consolidated financial statements of CWN are filed as part of this Registration
      Statement:

--------------------------------------------------------------------------------
Exhibit
-------
Reference #                                                               Page #
-----------                                                               ------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
N/A      Report of Independent Accountants                                  F-2
--------------------------------------------------------------------------------
         Year-end Consolidated Balance Sheet                                F-3
--------------------------------------------------------------------------------
         Year-end Consolidated Statements of Operations                     F-4
--------------------------------------------------------------------------------
         Year-end Consolidated Statements of Stockholders' Equity    F-5 to F-6
--------------------------------------------------------------------------------
         Year-end Consolidated Statements of Cash Flows                     F-7
--------------------------------------------------------------------------------
         Notes to Consolidated Financial Statements                  F-8 to F-16
--------------------------------------------------------------------------------

(b) The following Financial Statements pertaining to the financial statements of NAI are filed as part of this Registration Statement:

--------------------------------------------------------------------------------
Exhibit
-------
Reference #                                                               Page #
-----------                                                               ------
--------------------------------------------------------------------------------

N/A      Report of Independent Accountants                                  F-18
--------------------------------------------------------------------------------
         Balance Sheet                                                      F-19
--------------------------------------------------------------------------------
         Statement of Stockholder's Equity                                  F-20
--------------------------------------------------------------------------------
         Statement of Operations                                            F-21
--------------------------------------------------------------------------------
         Statement of Cash Flows                                            F-22
--------------------------------------------------------------------------------
         Notes to the Financial Statements                          F-23 to F-28
--------------------------------------------------------------------------------

The following exhibits are incorporated by reference to this Item. None of the following Exhibits have been previously filed with the Securities and Exchange Commission. The following Exhibits are filed with this Registration Statement:

--------------------------------------------------------------------------------
Exhibit
-------
Reference                            Name
---------                            ----
--------------------------------------------------------------------------------
 2(a)    Share Exchange Agreement with NAI Interactive Ltd.
--------------------------------------------------------------------------------
 2(a)    Private Placement subscription agreement for common shares of CWN.
--------------------------------------------------------------------------------
  10     News Letter Content Agreement between NAI and Emerging Growth
         Stocks.
--------------------------------------------------------------------------------
  10     Content Partnership Agreement between NAI and Yahoo! Holdings
         (Hong Kong)
--------------------------------------------------------------------------------
  10     Content Partnership Agreement between NAI and China Infobank
         Limited.
--------------------------------------------------------------------------------
  10     Content Partnership Agreement between NAI and Investrend
         Communications, Inc.
--------------------------------------------------------------------------------
  10     Content Partnership Agreement between NAI and NewsGurus.com Inc.
--------------------------------------------------------------------------------
  10     Content Partnership Agreement between NAI and 2000 Topology
         Research Inc. (the original agreement is written in Chinese)
--------------------------------------------------------------------------------
 2(a)    Subscription Agreement for common shares of Technology City
         Holdings Ltd
--------------------------------------------------------------------------------
4(b)(i)  Consulting Agreement between CWN and Joe Tai.
--------------------------------------------------------------------------------
4(b)(i) Amendment to the Consulting Agreement between CWN and Goldpac Investments Ltd.
--------------------------------------------------------------------------------
4(b)(i)  Consulting Agreement between NAI and Kelvin Szeto.
--------------------------------------------------------------------------------
  1      Articles of Incorporation, Memorandum of Association and
         Certificate of Incorporation of CWN.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Exhibit
-------
Reference                            Name
---------                            ----
--------------------------------------------------------------------------------
  9      Consent of Ellis Foster, Chartered Accountants.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 20-F and have duly caused this Registration Statement to be signed on CWN's behalf by the undersigned duly authorized officer.


Dated:   April 30, 2002
        ----------------

                                 ChineseWorldNet.com Inc.,
                                 a Cayman Islands Corporation



                                 /s/ Joe Kin Foon Tai
                                 -----------------------------------------------
                                 JOE KIN FOON TAI
                                 President, Chief Executive Officer and Director

--------------------------------------------------------------------------------

Page F-1

CHINESEWORLDNET.COM INC.
& SUBSIDIARIES

Consolidated Financial Statements
(Expressed in U.S. Dollars)

December 31, 2001 and 2000


Index
-----

Report of Independent Accountants

Consolidated Balance Sheets

Consolidated Statement of Stockholders' Equity

Consolidated Statements of Operations

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements


MOORE STEPHENS ELLIS FOSTER LTD.

Page F-2



MOORE STEPHENS ELLIS FOSTER LTD.
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada  V6J 1G1
Telephone: (604) 734-1112   Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
        -------------------------------
Website: www.ellisfoster.com

--------------------------------------------------------------------------------


REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders

CHINESEWORLDNET.COM INC. AND SUBSIDIARIES


We have audited the consolidated balance sheets of ChineseWorldNet.com Inc. and subsidiaries ("the Company") as at December 31, 2001 and 2000, the related consolidated statements of stockholders' equity, operations and cash flows for the year ended December 31, 2001 and the period from January 12, 2000 (inception) to December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the year ended December 31, 2001 and the period from January 12, 2000 (inception) to December 31, 2000 in conformity with generally accepted accounting principles in the United States of America.



Vancouver, Canada                           /s/ MOORE STEPHENS ELLIS FOSTER LTD.
February 27, 2002                                   Chartered Accountants



--------------------------------------------------------------------------------
MSAn independently owned and operated member of Moore Stephens North America, Inc. Members in principal cities throughout North America.

Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

Page F-3

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2001 and 2000
(Expressed in U.S. Dollars)
================================================================================
                                                           2001         2000
--------------------------------------------------------------------------------

ASSETS
Current
   Cash and cash equivalents                          $   519,334   $   720,641
   Available for sales securities                             170          -
   Accounts receivable                                     51,499         9,730
   Income taxes recoverable                                   884           945
   Prepaid expenses and deposits                            6,123         4,351
--------------------------------------------------------------------------------
Total current assets                                      578,010       735,667

Investment in Technology City Holdings Limited            100,000       100,000

Fixed assets                                               30,078        27,842
--------------------------------------------------------------------------------
Total assets                                          $   708,088   $   863,509
================================================================================

LIABILITIES
Current
   Accounts payable and accrued liabilities           $    45,645   $    19,901
   Income taxes payable                                      -              945
   Due to related parties, non-interest bearing            36,776        58,357
   Deferred revenue                                        14,872        18,561
--------------------------------------------------------------------------------
Total current liabilities                                  97,293        97,764
--------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Share capital
  Authorized:
   100,000,000,000 common shares with a par value
    of $0.001 per share
  Issued and outstanding:
   8,000,000 common shares                                  8,000         6,000
    (2000 - 6,000,000 common shares)

Additional paid-in capital                              1,094,947     1,095,961

Accumulated other comprehensive income                      5,855           651

(Deficit)                                                (498,007)     (336,867)
--------------------------------------------------------------------------------
Total stockholders' equity                                610,795       765,745
--------------------------------------------------------------------------------
Total liabilities and stockholders' equity            $   708,088   $   863,509
================================================================================

The accompanying notes are an integral part of these financial statements.


MOORE STEPHENS ELLIS FOSTER LTD.

Page F-4

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statements of Operations
(Expressed in U.S. Dollars)

================================================================================
                                                    January 1         January 12
                                                         2001   2000 (inception)
                                                           to                 to
                                                  December 31        December 31
                                                         2001               2000
--------------------------------------------------------------------------------

Revenue                                          $   338,237        $   320,548
--------------------------------------------------------------------------------

Expenses
   Advertising and promotion                          42,807             40,078
   Audit and legal                                    40,012             20,244
   Consulting fees (recovery)                        (18,000)            60,282
   Depreciation                                        9,385              6,702
   Incorporation costs                                  -                 3,402
   Non-cash compensation charges
    - imputed interest - related parties                 986              1,961
    - stock compensation - related parties              -               288,487
   Office and miscellaneous                           31,964             24,883
   Printing                                           14,924              1,623
   Provision for bad and doubtful debts               28,380               -
   Rent and operating                                 51,360             17,721
   Salaries and benefits                             288,499            159,032
   Telephone                                          17,150             10,900
   Travel and entertainment                           13,912             34,056
--------------------------------------------------------------------------------
                                                     521,379            669,371
--------------------------------------------------------------------------------

Other income (loss)
   Interest and sundry income                         30,704             10,984
   Foreign exchange loss                              (8,702)              -
--------------------------------------------------------------------------------
                                                      22,002             10,984
--------------------------------------------------------------------------------

Net (loss) before income taxes                      (161,140)          (337,839)

Income taxes (benefit)                                  -                  (972)
--------------------------------------------------------------------------------

Net (loss) for the period                        $  (161,140)       $  (336,867)
================================================================================
(Loss) per share
 - basic and diluted                             $     (0.02)       $     (0.06)
================================================================================
Weighted average number of
 common shares outstanding - basic and diluted     7,808,219          6,000,000
================================================================================


The accompanying notes are an integral part of these financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.

Page F-5


CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statement of Stockholders' Equity                                                                          Page 1 of 2
January 12, 2000 (inception) to December 31, 2001
(Expressed in U.S. Dollars)
===================================================================================================================================
                                                                                                        Accumulated
                                                                            Compre-                           other         Total
                                                          Additional        hensive       Retained          compre-        Stock-
                                      Common stock           paid-in         income       earnings          hensive      holders'
                             ----------------------------
                                 Shares          Amount      capital         (loss)      (deficit)     income (loss)       equity
-----------------------------------------------------------------------------------------------------------------------------------
Allotted 5,887,500 common
 shares at $0.05 per share
 for cash and compensation
 (Note 8d)                          -         $      -      $    294,375  $       -      $       -          $    -     $   294,375
Allotted 112,500 common
 shares at $0.05 per
 share for the acquisition
 of NAI                             -                -             5,625          -              -               -           5,625
Issued 5,887,500 common
 shares (previously
 allotted) on May 15,
 2000                          5,887,500            5,888         (5,888)         -              -               -            -
Issued 112,500 common
 shares (previously
 allotted) on May 15,
 2000                            112,500              112           (112)         -              -               -            -
Allotted 2,000,000 common
 shares for cash at $0.40
 per share                          -                -           800,000          -              -               -         800,000
Imputed interest on amount
 due to a stockholder and
 a director                         -                -             1,961          -              -               -           1,961
Other comprehensive income
 - foreign currency
 translation adjustment             -                -              -              651           -                651          651
Comprehensive income
 - net (loss) for the
 period                             -                -              -         (336,867)      (336,867)           -        (336,867)
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                               $   (336,216)
                                                                          ============
Balance, December 31, 2000     6,000,000      $     6,000   $  1,095,961                 $   (336,867)      $     651  $   765,745
========================================================================                 ==========================================

The accompanying notes are an integral part of these financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.

Page F-6

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statement of Stockholders' Equity                                                                          Page 2 of 2
January 12, 2000 (inception) to December 31, 2001
(Expressed in U.S. Dollars)
===================================================================================================================================
                                                                                                        Accumulated
                                                                            Compre-                           other         Total
                                                          Additional        hensive       Retained          compre-        Stock-
                                      Common stock           paid-in         income       earnings          hensive      holders'
                             ----------------------------
                                 Shares          Amount      capital         (loss)      (deficit)     income (loss)       equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000     6,000,000      $     6,000   $  1,095,961  $       -      $   (336,867)      $     651  $   765,745

Issued 2,000,000 common
 shares (previously allotted)
 on February 5, 2001           2,000,000            2,000         (2,000)         -              -               -            -

Imputed interest on amounts
 due to related parties             -                -               986          -              -               -             986

Other comprehensive income
 (loss) - foreign currency
 translation adjustment             -                -              -            5,773           -              5,773        5,773
 - write-down of available
 for sale securities                -                -              -             (569)          -               (569)        (569)
Comprehensive income
 - net (loss) for the
 period                             -                -              -         (161,140)      (161,140)           -        (161,140)
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                               $   (155,936)
                                                                          ============
Balance, December 31, 2001     8,000,000      $     8,000   $  1,094,947                 $   (498,007)      $   5,855  $   610,795
========================================================================                 ==========================================


The accompanying notes are an integral part of these financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.

Page F-7

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)

================================================================================
                                                    January 1         January 12
                                                         2001   2000 (inception)
                                                           to                 to
                                                  December 31        December 31
                                                         2001               2000
--------------------------------------------------------------------------------
Cash flows from (used in) operating activities
   Net (loss) for the period                     $  (161,140)       $  (336,867)
   Adjustment to reconcile net (loss)
    to net cash used in operating activities:
     - depreciation                                    9,385              6,702
     - consulting fees                               (18,000)            30,000
     - foreign exchange                                8,011               -
     - income taxes recovery                            -                  (972)
     - provision for bad and doubtful debts           28,380               -
     - stock compensation - related parties             -               288,487
     - interest (imputed) - related parties              986              1,961
   Changes in assets and liabilities, net of
    effects of acquisition of subsidiary:
     - accounts receivable                           (71,979)             9,456
     - prepaid expenses and deposits                  (2,072)            (3,606)
     - accounts payable and accrued liabilities       27,091              9,492
     - income taxes                                     (909)              -
     - deferred revenue                               (2,563)            18,561
--------------------------------------------------------------------------------
                                                    (182,810)            23,214
--------------------------------------------------------------------------------

Cash flows from (used in) financing activities
   Shares issued and allotted for cash                  -               805,888
   Advances from (repayment to) related parties       (1,921)             2,036
--------------------------------------------------------------------------------
                                                      (1,921)           807,924
--------------------------------------------------------------------------------

Cash flows from (used in) investing activities
   Purchase of fixed assets                          (13,532)           (24,677)
   Purchase of available for sales securities           (760)              -
   Investment in Technology City Holdings Limited       -              (100,000)
   Cash acquired from subsidiary                        -                14,215
--------------------------------------------------------------------------------
                                                     (14,292)          (110,462)
--------------------------------------------------------------------------------

Foreign exchange (loss) on
  cash held in foreign currency                       (2,284)               (35)
--------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents    (201,307)           720,641

Cash and cash equivalents, beginning of period       720,641               -
--------------------------------------------------------------------------------
Cash and cash equivalents, end of period         $   519,334        $   720,641
================================================================================


The accompanying notes are an integral part of these financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.

Page F-8

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2001 and 2000
(Expressed in U.S. Dollars)
================================================================================


1.   Nature of Operations

     The Company was incorporated under the laws of Cayman Islands on January 12, 2000. On January 15, 2000 the Company acquired 100% of the issued and outstanding shares of NAI Interactive Ltd. ("NAI") (see Note 3), a company incorporated under the laws of British Columbia, Canada. The Company also has a dormant wholly-owned subsidiary ChineseWorldNet.com (HK) Limited incorporated under the laws of Hong Kong.

     The Company's business is to provide online internet services through its Chinese world-wide website. The online internet services comprise banner advertisements, webpage hosting and maintenance, on line promotion for customers, translation services, investment seminar, financial newspaper and website contest event. These services are considered as one segment based upon the Company's organizational structure, the way in which these operations are managed and evaluated by management, the availability of separate financial results and materiality considerations.

2.   Significant Accounting Policies

     (a)  Basis of Consolidation

          These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries. Significant inter-company accounts and transactions have been eliminated.

     (b)  Accounting Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

     (c)  Fixed Assets

          Fixed assets are stated at cost, net of accumulated amortization. Amortization is provided in the declining-balance basis on fixed assets over the expected useful lives of the assets at the following annual rates:

                   Furniture and equipment   20%
                   Computer equipment        30%
                   Computer software        100%


MOORE STEPHENS ELLIS FOSTER LTD.

Page F-9

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2001 and 2000
(Expressed in U.S. Dollars)
================================================================================


2.   Significant Accounting Policies  (continued)

     (d)  Cash Equivalents

          Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.

     (e)  Foreign Currency Transactions

          The parent company and NAI maintain their accounting records in their functional currencies (i.e., U.S. dollars and Canadian dollars, respectively). They translate foreign currency transactions into their functional currency in the following manner.

          At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

     (f)  Foreign Currency Translations

          Assets and liabilities of the foreign subsidiary (whose functional currency is Canadian dollars) is translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates. Gain and losses from such translations are included in stockholders' equity, as a component of other comprehensive income.

     (g)  Advertising Expenses

          The Company expensed advertising costs as incurred.

     (h)  Income Taxes

          The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The effect on deferred income tax assets and liabilities of a change in income tax rates is included in the period that includes the enactment date.

MOORE STEPHENS ELLIS FOSTER LTD.

Page F-10

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2001 and 2000
(Expressed in U.S. Dollars)
================================================================================


2.   Significant Accounting Policies  (continued)

     (i)  Comprehensive Income

          The Company adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity.

     (j)  Financial Instruments and Concentration of Risks

          Fair value of financial instruments is made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

          It is not practical to determine the fair value of amount due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

          The carrying value of cash and cash equivalents, accounts receivable, income taxes recoverable, accounts payable and accrued liabilities approximates the fair value because of the short-term nature of these instruments. Management is of the opinion that the Company is not exposed to significant interest, credit, or currency risks arising from these financial statements.

          Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and trade receivables, the balances of which are stated in the balance sheet. The Company places its cash in high credit quality financial institutions. Concentration of credit risk with respect to trade receivables are limited due to the Company's' large number of diverse customers. The Company does not require collateral or other security to support financial instruments subject to credit risk.

     (k)  Available for sale Securities

          All of the Company's marketable securities are classified as available for sale securities. Available for sale securities is recorded at market value. Unrealized holding gains and losses on available for sale securities are excluded from income and charged to Accumulated other comprehensive income as a separate component of stockholders' equity until realized.

MOORE STEPHENS ELLIS FOSTER LTD.

Page F-11

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2001 and 2000
(Expressed in U.S. Dollars)
================================================================================


2.   Significant Accounting Policies  (continued)

     (l)  Revenue Recognition

          Revenue includes fees from banner advertisement, webpage hosting and maintenance, on-line promotion and translation services, advertising and promotion fees for customers in the Company's Chinese financial newspaper, sponsorship fees from investment seminar and website contest event. All these revenues are generally recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. Sales prices are fixed and determinable at the time the contracts are signed and there are no provisions for refunds contained in the contracts. Fees from banner advertisements and webpage hosting are recognized ratably over the period of services provided to customers, which is typically six
          (6) months.

          In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the Company's revenue recognition policy is in compliance with the provisions of SAB 101 and that the adoption of SAB 101 had no material effect on the financial position or result of operations of the Company.

     (m)  Impairment of long term assets

          Certain long term assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired pursuant to guidance established in Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value.

          The Company has an investment in a non-publicly company in which it has less than 20% of the voting rights and in which it does not exercise significant influence. This investment is carried at cost. The Company monitors this investment for impairment, and makes appropriate reductions in carrying value when necessary.

     (n)  Stock-based Compensation

          The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation". SFAS No. 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. The Company accounts for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations.

MOORE STEPHENS ELLIS FOSTER LTD.

Page F-12

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2001 and 2000
(Expressed in U.S. Dollars)
================================================================================


2.   Significant Accounting Policies  (continued)

     (o)  Earnings (Loss) Per Share

          Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company has adopted SFAS No. 128, "Earnings per share". Diluted loss per share is equal to the basic loss per share.

     (p)  New Accounting Pronouncements

          In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations. SFAS 141 applies to all business combinations initiated after June 30, 2001. The SFAS 141 applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS 141 will not have an impact on the Company's financial statements.

          In June, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001 with earlier application permitted for entities with fiscal years beginning after March 15, 2001 provided that the first interim financial statements have not been previously issued. The Statement is required to be applied at the beginning of the entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements to that date. The adoption of SFAS 142 will not have an impact on the Company's financial statements.

          In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (SFAS 143), Asset Retirement Obligations. SFAS 143 establishes accounting standards for recognition and measurement of a liability for the costs of assets retirement obligations. Under SFAS 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises, and will be amortized to expense over the life of the asset. The adoption of SFAS 143 will not have an impact on the Company's financial statements.

          In October, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-lived Assets. SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed Of, and APB Opinion 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for segments of a business to be disposed of. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 will not have an impact on the Company's financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.

Page F-13

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2001 and 2000
(Expressed in U.S. Dollars)
================================================================================


3.   Acquisition of NAI Interactive Ltd. ("NAI")

     Pursuant to a share exchange agreement on January 15, 2000, the Company agreed to issue 112,500 common shares with a fair value of $5,625 as consideration to acquire all of the issued and outstanding shares of NAI. The acquisition of NAI has been accounted for by using the purchase method of accounting. The fair value of net assets acquired from NAI, which equals to the fair value of the consideration, is as follows:

     ---------------------------------------------------------------------------
     Cash and cash equivalents                                       $   14,215
     Accounts receivable                                                 19,187
     Prepaid expense                                                        745
     Capital assets                                                       9,868
     Accounts payable and accrued liabilities                           (10,410)
     Income tax payable                                                    (972)
     Due to a shareholder                                               (27,008)
     ---------------------------------------------------------------------------
     Total purchase cost                                             $    5,625
     ===========================================================================

     The operating results of NAI starting from January 16, 2000 are included in the consolidated statement of operations.

     The following summarized proforma information which assumes that the acquisition had occurred on January 1, 1999:

     ---------------------------------------------------------------------------
                                                                      Year ended
                                                                     December 31
                                                                            1999
     ---------------------------------------------------------------------------
     Revenue                                                         $  109,090
     Net income                                                      $    5,448
     Earnings per share - basic and diluted                          $     0.00
     ---------------------------------------------------------------------------

MOORE STEPHENS ELLIS FOSTER LTD.

Page F-14

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2001 and 2000
(Expressed in U.S. Dollars)
================================================================================


4.   Accounts Receivable

     ---------------------------------------------------------------------------
                                                            2001         2000
     ---------------------------------------------------------------------------

     Trade receivable                                $    77,822    $     9,730
     Allowance for doubtful accounts                     (27,598)          -
     ---------------------------------------------------------------------------
                                                          50,224          9,730
     Other receivable                                      1,275           -
     ---------------------------------------------------------------------------
                                                     $    51,499    $     9,730
     ===========================================================================

5.   Fixed Assets

     ---------------------------------------------------------------------------
                                           2001                             2000
                             ---------------------------------------------------
                                              Accumulated    Net book   Net book
                                  Cost       amortization       value      value
     ---------------------------------------------------------------------------
     Furniture and fixtures   $  10,299     $   2,783     $   7,516   $   5,063
     Computer equipment          37,120        14,558        22,562      22,750
     Computer software              118           118          -             29
     ---------------------------------------------------------------------------
     Total                    $  47,537     $  17,459     $  30,078   $  27,842
     ===========================================================================

6.   Investment in Technology City Holdings Limited

     The Company subscribed 100,000 shares with a par value of $1.00 each for $100,000 in a private company which was incorporated in the British Virgin Islands with a business in providing financial information on listed securities in Hong Kong through internet and other peripheral media such as paging and television. The 100,000 shares subscribed by the Company represent 4.167% of the total issued share capital of the private company. The investment is carried at cost (Note 2m).



MOORE STEPHENS ELLIS FOSTER LTD.

Page F-15

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2001 and 2000
(Expressed in U.S. Dollars)
================================================================================


7.   Income Taxes

     (a) Income tax (benefit) provision reflected in the consolidated statement of operations are as follows:

          ----------------------------------------------------------------------
                                                        January 1     January 12
                                                          2001 to        2000 to
                                                      December 31    December 31
                                                             2001           2000
          ----------------------------------------------------------------------

          Current tax (benefit)                       $      -      $      (972)
          ======================================================================

     (b) Reconciliation of the applicable income tax rate (45%) applied to pre-tax accounting (loss) compared to the expense (benefit) for income tax in the consolidated statement of operations:

          ----------------------------------------------------------------------
                                                        January 1     January 12
                                                          2001 to        2000 to
                                                      December 31    December 31
                                                             2001           2000
          ----------------------------------------------------------------------

          Current tax (benefit)                       $      -      $      (972)
          Income tax (benefit) at the applicable rate $ (72,500) $ (152,028) Adjustment resulting from:
          - non-taxable income                             (2,900)         -
          - non-deductible loss                               500       136,197
          - unused tax loss carryforward                   74,900        14,859
          ----------------------------------------------------------------------
                                                      $      -      $      (972)
          ======================================================================

     (c) The tax effect of temporary difference that give rise to the Company's deferred tax assets are as follows:

          ----------------------------------------------------------------------
                                                        January 1     January 12
                                                          2001 to        2000 to
                                                      December 31    December 31
                                                             2001           2000
          ----------------------------------------------------------------------

          Estimated tax loss carryforward             $    83,000   $     6,700
          Less: Valuation allowance                       (83,000)       (6,700)
          ----------------------------------------------------------------------
                                                      $      -      $      -
          ======================================================================

     (d) The parent company is not subject to income taxes. NAI has an estimated tax loss carryforward of $185,000 which will expire commencing 2002 to 2008.

MOORE STEPHENS ELLIS FOSTER LTD.

Page F-16

CHINESEWORLDNET.COM INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2001 and 2000
(Expressed in U.S. Dollars)
================================================================================


8.   Non-cash Investing Activities

     The Company had the following non-cash transactions in the 2000 fiscal year:

     (a)  See Note 9(c).

     (b)  See Note 9(d).

9.   Related Party Transactions

     (a) The Company accrued $12,000 in consulting fees to a company related to a director of the Company in the 2001 fiscal year. $30,000 was accrued in the 2000 fiscal year. The $30,000 was subsequently cancelled in the 2001 fiscal year.

     (b) The Company accrued imputed interest of $ 2,761 at an interest rate of 4% per annum on the amounts due to a stockholder and a director. $1,961 was accrued at an interest rate of 7% per annum in the 2000 fiscal year.

     (c) The Company issued 112,500 common shares for all of the issued and outstanding shares in NAI in the 2000 fiscal year. NAI was then owned by an individual related to a director and senior officer of the Company (see Note 3).

     (d) The Company granted and issued 5,887,500 shares to the founders of the Company for cash consideration of $0.001 per share, totaling $5,888 in the 2000 fiscal year. In accordance with the provisions of Accounting Principle Board ("APB") Opinion 25, the Company recorded additional compensation expenses of $0.049 per share, totaling $288,487, for the 5,887,500 shares granted and issued. The $0.05 per share value is based upon the intrinsic value of $0.05 per share issued for the acquisition of NAI.

10.  Comparative Figures

     Certain 2000 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2001.


MOORE STEPHENS ELLIS FOSTER LTD.

Page F-17

NAI INTERACTIVE LTD.

Financial Statements
(Expressed in U.S. Dollars)
January 15, 2000 and October 31, 1999


Index
-----

Report of Independent Accountants

Balance Sheets

Statement of Stockholders' Equity

Statements of Operations

Statements of Cash Flows

Notes to Financial Statements




MOORE STEPHENS ELLIS FOSTER LTD.

Page F-18

MOORE STEPHENS ELLIS FOSTER LTD.
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada  V6J 1G1
Telephone: (604) 734-1112   Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
        -------------------------------
Website: www.ellisfoster.com

--------------------------------------------------------------------------------


REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders

NAI INTERACTIVE LTD.


We have audited the balance sheets of NAI Interactive Ltd. ("the Company") as at January 15, 2000 and October 31, 1999, the related statement of stockholders' equity for the period from November 13, 1998 (inception) to January 15, 2000 and the statements of operations and cash flows for the periods from November 1, 1999 to January 15, 2000 and from November 13, 1998 (inception) to October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 15, 2000 and October 31, 1999 and the results of its operations and cash flows for the periods from November 1, 1999 to January 15, 2000 and from November 13, 1998 (inception) to October 31, 1999 in conformity with generally accepted accounting principles in the United States.

Our previous auditors' report dated March 6, 2001 has been withdrawn and the financial statements for the periods ended January 15, 2000 and October 31, 1999 have been restated, as described in Note 2 to the financial statements.



Vancouver, Canada                           /s/ MOORE STEPHENS ELLIS FOSTER LTD.
March 6, 2001 except as to Note 2                  Chartered Accountants
which is as of January 21, 2002

--------------------------------------------------------------------------------
MSAn independently owned and operated member of Moore Stephens North America, Inc. Members in principal cities throughout North America.

Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

Page F-19

NAI INTERACTIVE LTD.

Balance Sheets
(Expressed in U.S. Dollars)
================================================================================
                                                         January 15   October 31
                                                               2000         1999
--------------------------------------------------------------------------------
                                                         (Restated)   (Restated)
                                                       (See Note 2) (See Note 2)

ASSETS

Current
   Cash and cash equivalents                            $   14,215   $   52,100
   Accounts receivable                                      19,187       15,517
   Prepaid expenses and deposits                               745          743
--------------------------------------------------------------------------------
Total current assets                                        34,147       68,360

Fixed assets                                                12,369        9,858
--------------------------------------------------------------------------------
Total assets                                            $   46,516   $   78,218
================================================================================

LIABILITIES
Current
   Accounts payable and accrued liabilities             $   10,410   $    6,643
   Income taxes payable                                        972         -
   Due to a shareholder, non-interest bearing               27,008       26,602
   Due to an investor, non-interest bearing                   -          50,290
   Deferred revenue                                           -           4,541
--------------------------------------------------------------------------------
Total current liabilities                                   38,390       88,076
--------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY (DEFICIENCY)
Share capital
  Authorized:
    10000   Class A common voting shares without
            par value
    10000   Class B common non-voting shares
            without par value
    10000   Class C preferred voting shares without
            par value
    10000   Class D preferred non-voting shares
            without par value
  Issued:
      100   Class A common shares                             -            -

Additional paid-in capital                                     857          457
Accumulated other comprehensive (loss)                         (96)        (154)
Retained earnings (deficit)                                  7,365      (10,161)
--------------------------------------------------------------------------------
Total stockholders' equity (deficiency)                      8,126       (9,858)
--------------------------------------------------------------------------------

Total liabilities and stockholders' equity (deficiency) $   46,516   $   78,218
================================================================================

The accompanying notes are an integral part of these financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.

Page F-20

NAI INTERACTIVE LTD.

Statement of Stockholders' Equity
November 13, 1998 (inception) to January 15, 2000 (Restated - See Note 2) (Expressed in U.S. Dollars)

===================================================================================================================================
                                                                                                        Accumulated
                                                                            Compre-                           other         Total
                                                          Additional        hensive       Retained          compre-        Stock-
                                      Common stock           paid-in         income       earnings          hensive      holders'
                             ----------------------------
                                 Shares          Amount      capital         (loss)      (deficit)     income (loss)       equity
-----------------------------------------------------------------------------------------------------------------------------------
Issued 100 class A common
  shares at C$1.00 per share      100         $    -        $     64      $    -         $    -             $    -     $      64

Imputed interest on amount due
  to a stockholder                -                -             393           -              -                  -           393

Other comprehensive (loss)
  - foreign currency translation
    adjustment                    -                -            -              (154)          -                  (154)      (154)

Comprehensive (loss)
 - net (loss) for the period      -                -            -           (10,161)       (10,161)              -       (10,161)
-----------------------------------------------------------------------------------------------------------------------------------

Comprehensive (loss)                                                      $ (10,315)
                                                                          =========

Balance, October 31, 1999         100              -             457                       (10,161)              (154)    (9,858)

Imputed interest on amount
  due to a stockholder            -                -             400           -              -                  -           400

Other comprehensive income
  - foreign currency
  translation adjustment          -                -            -                58           -                    58         58

Comprehensive income
 - net income for the period      -                -            -            17,526         17,526               -        17,526
-----------------------------------------------------------------------------------------------------------------------------------

Comprehensive income                                                      $  17,584
                                                                          =========

Balance, January 15, 2000         100         $    -        $    857                     $   7,365          $     (96) $   8,126
===================================================================================================================================

The accompanying notes are an integral part of these financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.

Page F-21

NAI INTERACTIVE LTD.

Statements of Operations
(Expressed in U.S. Dollars)
================================================================================
                                                                     November 13
                                                     November 1             1998
                                                        1999 to   (inception) to
                                                     January 15       October 31
                                                           2000             1999
--------------------------------------------------------------------------------
                                                     (Restated)       (Restated)
                                                   (See Note 2)     (See Note 2)

Revenue                                               $    46,993   $    82,657
--------------------------------------------------------------------------------

Expenses
   Advertising and promotion                                 -            1,192
   Audit and legal                                            130         3,118
   Consulting fees                                          4,092        29,131
   Depreciation                                               700         1,443
   Interest (imputed)                                         400           393
   Office and miscellaneous                                 1,348         5,596
   Printing                                                   910         2,014
   Rent and operating                                       2,319         6,020
   Salaries and benefits                                   14,015        31,876
   Telephone                                                  439         3,815
   Travel and entertainment                                 4,154         8,220
--------------------------------------------------------------------------------
                                                           28,507        92,818
--------------------------------------------------------------------------------
Net income (loss) before income taxes                      18,486       (10,161)

Income taxes                                                  960          -
--------------------------------------------------------------------------------

Net income (loss) for the period                      $    17,526   $   (10,161)
================================================================================

The accompanying notes are an integral part of these financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.

Page F-22

NAI INTERACTIVE LTD.

Statements of Cash Flows
(Expressed in U.S. Dollars)
================================================================================
                                                                     November 13
                                                     November 1             1998
                                                        1999 to   (inception) to
                                                     January 15       October 31
                                                           2000             1999
--------------------------------------------------------------------------------
                                                     (Restated)       (Restated)
                                                   (See Note 2)     (See Note 2)

Cash flows from (used in) operating activities
   Net income (loss) for the period                   $    17,526   $   (10,161)
   Adjustment to reconcile net income (loss)
    to net cash used in operating activities:
    - depreciation                                            700         1,443
    - interest (imputed)                                      400           393
   Changes in assets and liabilities, net of
    effects of acquisition of subsidiary:
    - accounts receivable                                  (3,393)      (15,271)
    - prepaid expenses and deposits                             9          (731)
    - accounts payable and accrued liabilities              3,623         6,537
    - income taxes                                            960          -
    - deferred revenue                                     (4,557)        4,469
--------------------------------------------------------------------------------
                                                           15,268       (13,321)
--------------------------------------------------------------------------------
Cash flows from (used in) financing activities
   Shares issued for cash                                    -               64
   Advance from (repayment to) an investor                (50,469)       49,490
   Advances from a stockholder                               -           26,178
--------------------------------------------------------------------------------
                                                          (50,469)       75,732
--------------------------------------------------------------------------------

Cash flows (used in) investing activities
   Purchase of fixed assets                                (3,033)      (11,144)
--------------------------------------------------------------------------------
Effect of exchange rate changes on
  cash and cash equivalents                                   349           833
--------------------------------------------------------------------------------
Increase (decrease) in cash
  and cash equivalents                                    (37,885)       52,100
--------------------------------------------------------------------------------
Cash and cash equivalents,
  beginning of period                                      52,100          -
--------------------------------------------------------------------------------
Cash and cash equivalents,
  end of period                                       $    14,215   $    52,100
================================================================================

The accompanying notes are an integral part of these financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.

Page F-23

NAI INTERACTIVE LTD.

Notes to Financial Statements
January 15, 2000 and October 31, 1999
(Expressed in U.S. Dollars)
================================================================================


1.   Nature of Operations and Acquisition by ChineseWorldNet.com Inc.

     The Company was incorporated under the laws of British Columbia, Canada on November 13, 1998. The principal business activity of the Company is to provide internet services through its Chinese world-wide web site.

     Pursuant to a share exchange agreement on January 15, 2000, ChineseWorldNet.com Inc., a company incorporated in the Cayman Island, agreed to issue 112,500 common shares to acquire all of the issued and outstanding shares of the Company.

2.   Change in Accounting Policies

     These financial statements, which were originally presented in Canadian dollars, the currency of the Company's primary economic environment, were being translated into U.S. dollars at the exchange rate of US$1 = Cdn$1.4493 for the convenience of the readers. However, as described in
     Note 1, the Company is a target of an acquisition. Therefore, at the request of the S.E.C. staff, these financial statements are being translated into U.S. dollars as if the Company is a foreign subsidiary of the potential investor, using a methodology that is consistent with FAS52. As such, assets and liabilities of the Company are translated into U.S. dollars at exchange rates in effect at the balance sheet date, using US$1=Cdn$1.4493 as at January 15, 2000 and US$1=Cdn$1.4713 as at October 31, 1999. Revenues and expenses are translated at the average exchange rates, using US$1=Cdn$1.4661 for the period ended January 15, 2000 and US$1=Cdn$1.4951 for the period ended October 31, 1999. Gain and losses from such translations are included in stockholders' equity, as a component of other comprehensive income.

     As a result of the change in accounting policy, the Company reported a decrease of total assets of $1,193, a decrease of total liabilities of $1,343, a decrease of total stockholders' deficiency of $150 and a decrease of loss for the period of $321 for the period ended October 31, 1999. As for the period ended January 15, 2001, the Company reported a decrease of net income for the period of $203 and no changes in total assets, total liabilities and total stockholder's equity.

MOORE STEPHENS ELLIS FOSTER LTD.

Page F-24

NAI INTERACTIVE LTD.

Notes to Financial Statements
January 15, 2000 and October 31, 1999
(Expressed in U.S. Dollars)
================================================================================


3.   Significant Accounting Policies

     (a)  Accounting Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

     (b)  Fixed Assets

          Fixed assets are stated at cost, net of accumulated amortization.

          Amortization is provided in the declining-balance basis on fixed assets over the expected useful lives of the assets at the following annual rates:

                 Furniture and equipment   20%
                 Computer equipment        30%
                 Computer software        100%

     (c)  Cash Equivalents

          Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

     (d)  Foreign Currency Transactions

          The Company maintains its accounting records in its functional currencies (i.e., Canadian dollars). It translates foreign currency transactions into its functional currency in the following manner.

          At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.


MOORE STEPHENS ELLIS FOSTER LTD.

Page F-25

NAI INTERACTIVE LTD.

Notes to Financial Statements
January 15, 2000 and October 31, 1999
(Expressed in U.S. Dollars)
================================================================================


3.   Significant Accounting Policies  (continued)

     (e)  Foreign Currency Translations

          Assets and liabilities of the foreign subsidiary (whose functional currency is Canadian dollars) is translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates. Gain and losses from such translations are included in stockholders' equity, as a component of other comprehensive income.

     (f)  Advertising Expenses

          The Company expensed advertising costs as incurred.

     (g)  Income Taxes

          The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The effect on deferred income tax assets and liabilities of a change in income tax rates is included in the period that includes the enactment date.

     (h)  Comprehensive Income

          The Company adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners. SFAS No. 130 did not change the current accounting treatments for components of comprehensive income.

MOORE STEPHENS ELLIS FOSTER LTD.

Page F-26

NAI INTERACTIVE LTD.

Notes to Financial Statements
January 15, 2000 and October 31, 1999
(Expressed in U.S. Dollars)
================================================================================


3.   Significant Accounting Policies  (continued)

     (i)  Financial Instruments and Concentration of Risks

          Fair value of financial instruments is made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

          It is not practical to determine the fair value of amount due to a stockholder with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

          The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and amount due to an investor approximate their fair value because of the short-term nature of these instruments. Management is of the opinion that the Company is not exposed to significant interest, credit, or currency risks arising from these financial statements.

          Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, the balances of which are stated on the balance sheet. The Company places its cash in high credit quality financial institutions. The Company does not require collateral or other security to support financial instruments subject to credit risk.

     (j)  Revenue Recognition

          Revenue includes banner advertisement fees, webpage hosting and maintenance fees, company review fees, translation service fees, Chinese investment seminar revenue, Fantasy Stock Challenge revenue and Chinese financial newspaper revenue which are generally recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. Revenue from banner advertisements fees and maintenance fees is recognized ratably over the contract term which is normally one year. Revenue from webpage hosting set-up fees is recognized over the estimated period the hosting services are provided to customers, which is typically twelve (12) months.

          In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the Company's revenue recognition policy is in compliance with the provisions of SAB 101 and that the adoption of SAB 101 had no material effect on the financial position or result of operations of the Company.

MOORE STEPHENS ELLIS FOSTER LTD.

Page F-27

NAI INTERACTIVE LTD.

Notes to Financial Statements
January 15, 2000 and October 31, 1999
(Expressed in U.S. Dollars)
================================================================================


3.   Significant Accounting Policies  (continued)

     (k)  Stock-Based Compensation

          The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation". SFAS No. 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. The Company accounts for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations.

     (l)  Earnings (Loss) Per Share

          Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company has adopted SFAS No. 128, "Earnings per share". Diluted loss per share is equal to the basic loss per share.

     (m)  Impairment

          Certain long-term assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired pursuant to guidance established in Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed off. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value.

4.   Fixed Assets

     ---------------------------------------------------------------------------
                                                                      October 31
                                         January 15, 2000                   1999
                            ----------------------------------------------------
                                               Accumulated   Net book   Net book
                                      Cost    Amortization      value      value
     ---------------------------------------------------------------------------

     Furniture and office equipment   $ 4,153    $   566      $ 3,587   $ 3,473
     Computer equipment                10,384      1,609        8,775     6,371
     Computer software                     27         20            7        14
     ---------------------------------------------------------------------------
     Total                            $14,564    $ 2,195      $12,369   $ 9,858
     ===========================================================================

MOORE STEPHENS ELLIS FOSTER LTD.

Page F-28

NAI INTERACTIVE LTD.

Notes to Financial Statements
January 15, 2000 and October 31, 1999
(Expressed in U.S. Dollars)
================================================================================


5.   Amounts due to a shareholder and an investor

     The amounts due to a shareholder and an investor are non-interest bearing, unsecured and due on demand.

6.   Income Taxes

     (a) Income tax (benefit) provision reflected in the statement of operations are as follows:

          ----------------------------------------------------------------------
                                                        November 1   November 13
                                                           1999 to       1998 to
                                                        January 15    October 31
                                                              2000          1999
          ----------------------------------------------------------------------
          Current tax expense                           $      960   $     -
          ======================================================================

     (b) Reconciliation of the statutory income tax rate (45%) applied to pre-tax accounting income (loss) compared to the expense (benefit) for income tax in the consolidated statement of operations:

          ----------------------------------------------------------------------
                                                        November 1   November 13
                                                           1999 to       1998 to
                                                        January 15    October 31
                                                              2000          1999
          ----------------------------------------------------------------------
          Income tax (benefit) at the statutory rate $ 8,319 $ (4,572) Adjustment resulting from:
          - tax loss utilized                               (3,292)        -
          - small business deduction                        (4,067)        -
          - non-deductible loss                               -           1,215
          - unused tax loss carryforward                      -           3,357
          ----------------------------------------------------------------------
                                                        $      960   $     -
          ======================================================================

     (c) The tax effect of temporary difference that give rise to the Company's deferred tax assets are as follows:

          ----------------------------------------------------------------------
                                                        November 1   November 13
                                                           1999 to       1998 to
                                                        January 15    October 31
                                                              2000          1999
          ----------------------------------------------------------------------
          Estimated tax loss carryforward               $     -      $    3,357
          Less: Valuation allowance                           -          (3,357)
          ----------------------------------------------------------------------
                                                        $     -      $     -
          ======================================================================

Exhibit 2(a)

                            SHARE EXCHANGE AGREEMENT

                         DATED AS AT January 15th, 2000

                                     AMONG:

                            CHINESEWORLDNET.COM INC.

                                      AND:

                              NAI INTERACTIVE LTD.

                                      AND:

                    THE SHAREHOLDERS OF NAI INTERACTIVE LTD.

                                Table of Contents
                                -----------------

Section     Title                                                           Page
-------     -----                                                           ----

1.          PURCHASE AND SALE                                                  1

2.          VENDORS' REPRESENTATIONS AND WARRANTIES                            2

3.          VENDORS' ACKNOWLEDGEMENTS                                          6

4.          PURCHASER'S REPRESENTATIONS AND WARRANTIES                         7

5.          CONDITIONS PRECEDENT                                              10

6.          COVENANTS OF THE PURCHASER AND THE VENDORS                        12

7.          CLOSING                                                           14

8.          PROPRIETARY INFORMATION                                           14

9.          INDEMNIFICATION                                                   15

10.         GENERAL                                                           16

                                    Schedules
                                    ---------

The following are Schedules to this Agreement, and are incorporated herein by reference:

SCHEDULE "A"     List of Shareholders of NAI Interactive Ltd

THIS SHARE EXCHANGE AGREEMENT made and dated and the following terms and conditions are effective as of tile January 15th, 2000.

AMONG:

           CHINESEWORLDNET.COM INC., a company incorporated pursuant to the laws
           -----------------------
           of Cayman Islands and having a registered office at Huntlaw Building, Fort St., Grand Cayman, Cayman Islands.

           (the "Purchaser")

AND:

           NAI INTERACTIVE LTD., a company incorporated pursuant to the laws of
           --------------------
           the Province of British Columbia and having an office 201-1118 Homer Street, Vancouver, B.C., Canada V613 6L5

           (the "Company" or "NAI Interactive Ltd.'")

AND:

           THE SHAREHOLDERS OF THE COMPANY SET OUT IN SCHEDULE "A" ATTACHED
           ----------------------------------------------------------------
           HERETO
           ------

           (Collectively, the "Vendors")

WITNESSES THAT WHEREAS:

A. The Vendors are the legal and beneficial owners of all of the issued and outstanding shares in the capital of the Company;

B. The Purchaser has agreed to acquire from the Vendors, and the Vendors have agreed to transfer to the Purchaser, the Company Shares in accordance with the terms and conditions of this Agreement;

       NOW THEREFORE in consideration of the recitals, the following agreements and the payment of $1.00 made by each party to the other, the receipt and sufficiency of which is acknowledged by each party, the parties agree on the following, terms:

1.     PURCHASE AND SALE
       -----------------

1.1 On the Closing Date (as defined in section 7.1 of this Agreement), subject to the terms and conditions hereof, the Purchaser will purchase from the Vendors and the Vendors will assign, sell and transfer to the Purchaser the Company Shares.

1.2 The Purchaser will, on the Closing Date, issue to tile Vendors, pro rata in accordance with their respective security holdings in the Company as set out in Schedule "A", 112,500 common shares of the Purchaser (tile "NAI CI Shares"').

1.3 In no event shall the Purchaser be required to purchase less than 90% of the NAI Interactive Ltd. Shares.

2.     NAT INTERACTIVE LTD.'S REPRESENTATIONS AND WARRANTIES
       -----------------------------------------------------

2.1 In order to induce the Purchaser to enter into and consummate this Agreement, NAI Interactive Ltd. represents and warrants to the Purchaser, and acknowledges that the Purchaser is relying on such representations and warranties in entering into this Agreement and completing the transactions contemplated hereby, that:

       (a) the Company was duty incorporated under the laws of the province of British Columbia and is validly Subsisting and in good standing hereunder;

       (b) the authorized capital of the Company consists of 40,000 common shares without par value, Of Which 100 common shares are, or at the Time of Closing will be, duly and validly issued and outstanding, as fully paid, to the parties set out in Schedule "A" attached hereto.

       (c) Except as provided for in the agreement set out in Schedule "C", the Company does not currently own, directly or indirectly, any shares or interests in any other company or firm;

       (d) the Vendors have due and sufficient right and authority to enter into this Agreement oil the terms and conditions herein set out and all necessary action has been taken by or on the part of the Vendors to authorize the execution, delivery and performance of this Agreement and all other documents contemplated hereby;

       (e) this Agreement constitutes a valid and legally binding contract, enforceable against the Vendors in accordance with its terms, subject to equitable remedies and the rights of creditors generally;

       (f) the NAI Interactive Ltd. Shares are not subject to or affected by any actual, or, to the best of NAI Interactive Ltd.'s knowledge after having made due inquiry, pending or threatened investigation or proceeding by or before, any securities regulatory authority, Court, administrative agency or other tribunal;

       (g) to the best of NAI Interactive Ltd.*s knowledge, the NAI Interactive Ltd. Shares were originally issued in full compliance with all applicable securities laws;

       (h) NAI Interactive Ltd. does not have any information or knowledge of any material facts pertaining, to the Company which., if known to the Purchaser, might reasonably be expected to deter the Purchaser from completing the transactions contemplated hereby;

       (i) other than the NAI Interactive Ltd. Shares, no person, firm or corporation has any right, agreement or option, whether oral or in writing, or a right capable of becoming a right, agreement or option:

           (i)     for the purchase of the NAI Interactive Ltd. Shares,
           (ii) for the purchase, subscription Or issuance of any of the unissued shares in the capital of the Company, or
           (iii) to require NAI Interactive Ltd. to purchase, redeem or otherwise acquire the NAI Interactive Ltd. Shares.

            except as set out in Schedule "A" attached hereto:

       (j) the Company has the corporate capacity and power to carry on the business presently carried on by it;

       (k) the Company owns, holds, possesses or lawfully uses in the operation of its business all material permits, approvals, waivers, licences or similar authorizations ("Authorizations") of any governmental entity having jurisdiction which are necessary for it to conduct its business as presently conducted in compliance with all applicable laws. All such Authorizations are valid, subsisting and in good standing, the Company is not in material default or breach thereof and, to the best of NAI Interactive Ltd.'s knowledge. no proceeding is pending or threatened to revoke or limit any Authorization. All Authorizations are renewable by their terms or in the ordinary course of business without the need to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees. None of the Vendors nor any affiliate thereof owns or has any proprietary, financial or other interest (direct or indirect) in any such Authorization;

       (1) the Company is not in material breach of, and the business of the Company is and has been conducted in material compliance with, all applicable statutes, ordinances, bylaws, regulations, decrees or court orders to which it is subject;

       (m) the Company has not guaranteed, or agreed to guarantee, an), material debt, liability, or other obligation of any person, firm or corporation:

       (n) the Company is not indebted to the Vendors or to any affiliate of the Company, or associate of the Vendors, other than as set forth in the Company's Financial Statements;

       (o) neither the Vendors nor any directors, officers, shareholders or consultants of the Company are now indebted or under obligation to the Company on any account whatsoever:

       (p) no dividends or other distribution of any kind on any shares in the capital of the Company and no distribution of assets in any form or manner have been made, declared or authorized not will any be declared, paid or authorized until after the Closing Date;

       (q) there are no material actions, Suits, judgements, investigations or proceedings Outstanding or pending, or, to the best of tile Company's knowledge, threatened against or affecting the Company at law or in equity or before or by any federal., provincial, state, municipal, County or regional government or governmental authority, domestic or foreign, including any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing (Individually, a "Governmental Authority");

       (r) no authorization, approval, order, license, permit, consent, certificate or registration of any Governmental Authority, court or arbitrator, or any-other party, and no registration, declaration or filing by the Company or the Vendors with any Governmental Authority, court or arbitrator, or any other party, is required in order for the Company and the Vendors to execute and deliver this Agreement and all other documents and instruments to be delivered by the Company and the Vendors pursuant hereto;

       (s) no material action, Suit, judgement, investigation, inquiry, assessment, reassessment, litigation, determination or administrative or other proceeding or arbitration before or of any court, arbitrator or Governmental Authority or dispute with any Governmental Authority is in process or, to the best of the Company's knowledge, threatened, against or relating to the business of the Company and, to the best of the Company's' knowledge, no state of facts exists which could constitute the basis therefore;

       (t) there are no violations or, to the best of the Company's knowledge, potential violations, of any material patents, trademarks, trade names, copyrights or trade secrets or other proprietary rights of any person which has been or may be caused by the conduct of the Company's business in the manner in which it has heretofore been conducted;

       (u) to the best of the Company's knowledge, the business of the Company complies in all material respects with all applicable laws, judgements, decrees, orders, injunctions, rules, statutes and regulations of all courts, arbitrators or Governmental Authority, including all environmental, health and safety statutes and regulations;

       (v) the business of the Company is not subject to any judicial or administrative proceeding alleging the violation of any applicable environmental, health or safety law, judgement, decree, order, injunction, rule, statute or regulation;

       (w) to the best of the Company's knowledge., the conduct of the business of the Company does not infringe the rights or interests in the patents, trade-marks, trade names, trade secrets, industrial designs, copyrights, or any other industrial or intellectual property whether domestic or foreign, of any other person;

       (x) all material contracts entered into by the Company (including without limitation employment agreements, change of control agreements, collective agreements, finders' fee agreements, agreements to pay bonuses, agreements in respect of gifts or donations, agreements regarding dividends or distributions or containing restrictions on dividends or distributions, agreements with respect to borrowings, agreements with respect to loans or advances, agreements with respect to investments, guarantees or other financial Support for the obligations of others, management or consulting agreements, leases of real property, leases of personal property, non-competition or non-solicitation agreements, confidentiality agreements, and licensing or royalty agreements relating to intellectual property) are listed in Schedule "D" attached hereto and are in good standing and have not been assigned or encumbered, and neither the Company nor any-other party thereto is in default thereunder in any material respect;

       (y) the Company has no employees and has not yet commenced business operations;

       (z) neither the Company nor the Vendors have retained, employed or introduced any broker, finder or other person who would be entitled to a brokerage commission or finder's fee arising out of the transactions contemplated hereby;

      (aa) there are no material liabilities of the Company of any kind whatsoever, contingent or otherwise, existing on the date hereof in respect of which the Company has knowledge and which the Company or the Purchaser may be liable on or after the completion of the transactions contemplated hereby;

      (bb) all material transactions of the Company have been properly recorded in the books and records of the Company, and the minute books of the Company contain, or at the Time of Closing will contain, records of all material contracts and meetings and proceedings of shareholders and directors thereof,

      (cc) the directors and officers of the Company are as follows:

                       Name                             Title
                       ----                             -----

                       Miss Tim Yee Lau                 Director

      (dd) the Company owns or possesses all assets, rights and property necessary to the conduct of its business after the Closing substantially in the same manner as it was conducted prior to the Closing, and none of the Vendors has any claim in respect thereof.

2.2 The representations and warranties of the Company contained in this Agreement or any certificates or documents delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby will be true at and as of the Time of Closing as though such representations and warranties were made at and as of such time. Notwithstanding any investigations or inquiries made by the Purchaser prior to the Closing or the waiver of any condition by the Purchaser, the representations and warranties of the Company will survive the Closing Date and, notwithstanding the Closing, will continue in full force and effect for one year from the Closing, except those relating to tax matters which will Survive until the expiration of any statutory limitation period and those relating to fraud or intentional misrepresentation which will survive indefinitely.

3.     VENDORS' ACKNOWLEDGEMENTS
       -------------------------

3.1 In order to induce the Purchaser to enter into and consummate this Agreement, the Vendors acknowledge, knowing that tile Purchaser is relying on such acknowledgements in entering into this Agreement and completing the transactions contemplated hereby, that:

       (a) the Vendors are resident in the jurisdictions set out under their respective names in Schedule "A" to this Agreement;

       (b) the NAI CI Shares are Subject to restrictions on resale and may not be resold by the Vendors until all applicable hold periods have elapsed, except in compliance with all applicable securities laws and stock exchange requirements;

       (c) no prospectus will be filed by the Purchaser with any securities regulatory authority in connection with the distribution of the NAI CI Securities and, as a result:

           (i) the Vendors are restricted from using most of the civil remedies available under applicable securities laws;

           (ii) the Vendors may not receive information that would otherwise be required to be provided to them under applicable securities laws; and

           (iii) the Purchaser is relieved from certain obligations that would otherwise apply under applicable securities laws;

       (d) The Purchaser has no current intention of becoming a reporting issuer under applicable Securities laws in any province of Canada and, accordingly, any Vendor resident in those jurisdictions will be required to hold the NAI CI Securities for an indefinite period of time:

       (e) this Agreement is made with the Vendors in reliance upon the Vendors' representations to the Purchaser, which by the Vendors' execution of this Agreement, the Vendors hereby confirm that the NAI CI Shares to be purchased by Vendors will be acquired for investment purposes for the Vendors' own accounts and not with a view to the resale or distribution of any part thereof in violation of the applicable United States federal and state securities laws;

       (f) the Vendors represent that they are experienced in evaluating and investing in securities of companies in the development stage and acknowledge that they are able to fend for themselves, can bear the economic risk of tile investment, and have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the investment in the NAI CI Shares;

4.     PURCHASER'S REPRESENTATIONS AND WARRANTIES
       ------------------------------------------

4.1 In order to induce the Vendors to enter into and consummate this Agreement, the Purchaser represents and warrants to the Vendors, and acknowledges that the Vendors are relying on Such representations and warranties in entering into this Agreement and in completing the transactions contemplated hereby, that:

       (a) the Purchaser is duly incorporated pursuant to the laws of Cayman Islands and is in good standing with respect to the filing of annual reports thereunder;

       (b) the authorized capital of the Purchaser consists of 100,000,000 common shares with a par value of US $0.01, of which 100 common shares are issued and outstanding as fully paid and non-assessable;

       (c) the Purchaser will issue the NAI CI Shares against payment for same pursuant to section 1. 1 of this Agreement, free of all liens, claims, charges, restrictions on transfer, voting agreements, voting trusts, escrow conditions and encumbrances whatsoever, other than statutory hold periods or other restrictions imposed by applicable securities laws or securities regulatory bodies;

       (d) the Purchaser has due and sufficient right and authority to enter into this Agreement on the terms and conditions herein set out and all necessary corporate action has been taken by or on the part of the Purchaser to authorize the execution and delivery of this Agreement and all other documents contemplated hereby;

       (e) this Agreement constitutes a valid and legally binding contract, enforceable against the Purchaser in accordance with its terms, subject to equitable remedies and the rights of creditors generally;

       (f) other than the NAI CI Securities, no person, firm or corporation has any right, agreement or option, whether oral or in writing, or a right capable of becoming a right., agreement or option:

           (i)     for the purchase of the NAI Interactive Ltd. CI Securities,

           (ii) for the purchase, subscription or issuance of any of the unissued shares in the capital of the Purchaser, or

           (iii) to require the Purchaser to purchase, redeem or otherwise acquire the NAI CI Securities,

       (g) no dividends or other distribution on any shares in the capital of the Purchaser has been made, declared or authorized since its incorporation nor will any be declared, paid or authorized after the date hereof and up to the Closing Date;

       (h) except as set out in the Public Record, no payments of any kind have been made or authorized by or on behalf of the Purchaser to or on behalf of officers, directors, shareholders or employees of the Purchaser or under any management agreements with the Purchaser, other than in the ordinary course of business;

       (i) the Purchaser has not entered into any material contracts (including without limitation employment agreements, change of control agreements, collective agreements, finders' fee agreements, agreements to pay bonuses, agreements in respect of gifts or donations, agreements regarding dividends or distributions or containing restrictions on dividends or distributions, agreements with respect to borrowings., agreements with respect to loans or advances, agreements with respect to investments, guarantees or other financial support for the obligations of others, management or consulting agreements, cases of real property, leases of personal property, non-competition or non-solicitation agreements, confidentiality agreements, and licensing or royalty agreements relating to intellectual property);

       (j) there are no material actions, Suits, judgements, investigations or proceedings outstanding or pending or. to the best of the Purchaser's knowledge, threatened against or affecting the Purchaser at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency, court or tribunal;

       (k) there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans affecting the Purchaser;

       (1) no shareholders, directors, officers, employees or consultants of the Purchaser are now indebted or Linder obligation to the Purchaser on any account whatsoever;

       (m) the Purchaser is not indebted to any of its shareholders, directors, officers, employees or consultants, other than in the ordinary course of business;

       (n) the performance of this Agreement will not be in violation of the Articles or By-laws of the Purchaser or of any agreement to which the Purchaser is a party and will not give any person any right to terminate or cancel any agreement or any right enjoyed by the Purchaser and will not result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever in favour of a third party upon or against the assets of the Purchaser;

       (o) the Purchaser has not retained, employed or introduced any broker, finder or other person who would be entitled to a brokerage commission or finder's fee arising out of the transactions contemplated hereby;

       (p) there are no liabilities of the Purchaser of any kind whatsoever, contingent or otherwise, existing on the date hereof in respect of which the Purchaser may be liable on or after the completion of the transactions contemplated hereby other than:

           (i)     liabilities disclosed or referred to in this Agreement, and

           (ii) liabilities incurred in the ordinary Course of business, none of which are materially adverse to tile business, operations, affairs or financial condition of the Purchaser.

       (q) to the best of the Purchaser's knowledge, all currently issued and outstanding common shares of the Purchaser were originally issued in full compliance with all applicable securities laws;

       (r) the Purchaser does not have any information or knowledge of ally material facts pertaining to it which, if known to the Vendors, might reasonably be expected to deter the Vendors from completing the transactions contemplated hereby;

       (s) no authorization, approval, order, license, permit, consent, certificate or registration of any Governmental Authority, court or arbitrator, or any other party, and no registration, declaration or filing by the Purchaser with any Governmental Authority, court or arbitrator, or any other party, is required in order for the Purchaser to execute and deliver this Agreement and all other documents and instruments to be delivered by it pursuant hereto;

       (t) no action, suit, judgement, investigation, inquiry, assessment, reassessment, litigation, determination or administrative or other proceeding or arbitration before or of any Court, arbitrator or Governmental Authority or dispute with any Governmental Authority is in process or, to the best of the Purchaser's knowledge, threatened, against or relating to the business of the Purchaser or any of its assets or properties and, to the best of the Purchaser's knowledge, no state of facts exists which could constitute the basis therefore;

       (u) to the best of the Purchaser's knowledge, the business of the Purchaser complies in all material respects with all applicable laws, judgements, decrees, orders, injunctions, rules, statutes and regulations of all Courts, arbitrators or Governmental Authority, including all environmental, health and safety statutes and regulations;

       (v) the Purchaser does not have any contracts, agreements, pension plans, benefit plans, profit sharing plans, bonus plans, undertakings or arrangements, whether oral, written., or implied, with employees, lessees, licensees, managers, accountants, suppliers, agents, distributors, officers, lawyers, or others which cannot be terminated on not more than one month's notice and for an amount not in excess of $1,000;

       (w) the Purchaser has complied with all laws, rules, regulations and orders applicable to it relating to employment, including those relating to wages, hours, collective bargaining, occupational health and safety, workers' hazardous materials, employment standards, pay equity and workers' compensation;

       (x) all material transactions of the Purchaser have been properly recorded in the books and records of the Put-chaser, and the minute books of the Purchaser contain records of all material contracts and meetings and proceedings of shareholders and directors thereof;

       (y) the Purchaser owns, holds, possesses or lawfully uses in the operation of its business all Authorizations of an), governmental entity having jurisdiction which are necessary for it to conduct its business as presently conducted In compliance with all applicable laws. All such Authorizations are valid, Subsisting and in good standing, the Purchaser is not in material default or breach thereof and, to the best Of tile Purchaser's knowledge, no proceeding is pending or threatened to revoke or limit any Authorization. All Authorizations are renewable by their terms or in the ordinary Course of business without the need to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees. Neither the Purchaser nor any affiliate thereof owns or has any proprietary, financial or other interest (direct or indirect) in any such Authorization; and

       (z) the Purchaser has not granted a power of attorney to any person.

4.2 Tile representations and warranties of the Purchaser contained in this Agreement or any certificates or documents delivered pursuant to the provisions hereof or ill connection with the transactions contemplated hereby will be true at and as of the Time of Closing as though such representations and warranties were made at and as of such time. Notwithstanding any investigations or inquiries made by the Purchaser prior to the Closing or the waiver of any condition by the Purchaser, the representations and warranties of the Purchaser will survive the Closing Date and, notwithstanding the Closing, will continue in full force and effect for one year from the Closing, except those relating to tax matters which will survive until the expiration of any statutory limitation period and those relating to fraud or intentional misrepresentation which will survive indefinitely.

5.     CONDITIONS PRECEDENT
       --------------------

5.1 All obligations of the Vendors and the Purchaser under this Agreement are subject to:

       (a) the receipt of all necessary consents, approvals, orders and authorizations from any regulatory or Governmental Authority or stock exchange having jurisdiction over the transactions contemplated hereby, and

       (b) there being no injunction or restraining order issued preventing, and no pending or threatened claim, action, litigation or proceeding, judicial or administrative, or investigation against, the Vendors, the Purchaser or the Company by any regulatory or Governmental Authority or stock exchange for the purpose of enjoining or preventing the consummation of the transactions contemplated hereby or otherwise claiming that this Agreement or the consummation of this Agreement is improper or would give rise to proceedings Linder any statute or rule of law, which would have a material adverse impact on the business of the Company or tile Purchaser, as the case may be.

5.2 All obligations of the Vendors under this Agreement are further subject to the fulfilment, at or before the Time of Closing, of each of the following conditions:

       (a) the Vendors carrying out a due diligence review of the business of the Purchaser to their satisfaction;

       (b) the representations and warranties of the Purchaser being true and correct ill all material respects as of the Closing Date;

       (c) the Purchaser having complied in all material respects with all covenants to be performed by it hereunder;

       (d) the Purchaser delivering to the Vendors at the Time of Closing:

           (i) a certified copy of the resolution of the directors of the Purchaser approving this Agreement and the transactions contemplated hereby;

           (ii) a certified copy of the resolution of the directors of the Purchaser authorizing the issuance of the NAI CI Securities;

           (iii) certificates representing the NAI CI Shares and NAI CI Warrants registered in the names of the Vendors in accordance with section 1.1 of this Agreement;

5.3 The conditions set out in section 5.2 of this Agreement are for the exclusive benefit of the Vendors and the Vendors may waive the conditions in whole or in part by delivering to the Purchaser at or before the Time of Closing a written waiver to that effect stated to be made pursuant to this subsection and executed by each of the Vendors.

5.4 All obligations of the Purchaser under this Agreement are further subject to the fulfilment, at or before the Time of Closing, of each of the following conditions:

       (a) the Purchaser carrying out a due diligence review of the business of the Company to its satisfaction;

       (b) the representations and warranties of the Company and the Vendors being true and correct in all material respects as of the Closing Date;

       (c) the Company and the Vendors having complied in all material respects with all covenants to be performed by them hereunder;

       (d) the Vendors delivering to the Purchaser at the Time of Closing:

           (i) a certified copy of the resolution of the directors of the Company consenting to the transfer of the NAI Interactive Ltd. Shares from the Vendors to the Purchaser and authorizing the issuance of a new share certificate in the name of the Purchaser,

           (ii) certificates representing the NAI Interactive Ltd. Shares registered in tile names of the Vendors, duly endorsed for transfer to the Purchaser or transfer documents transferring the NAI Interactive Ltd. Shares to the Purchaser.

           (iii) a certificate representing the NAI Interactive Ltd. Shares registered in the name of the Purchaser,

           (iv) a certificate of the Vendors certifying, as of the Date of Closing, that:

                   (A) the representations and warranties of the Company and the Vendors Set Out in this Agreement were true and correct as of the date of this Agreement and are true and correct in all material respects as of the Date of Closing as if made by the Company or the Vendors, as the case may be, on the Closing Date,

                   (B) the Company and the Vendors have complied in all material respects with all covenants to be performed by them hereunder;

5.5 The conditions set out in section 5.4 of this Agreement are for the exclusive benefit of the Purchaser and the Purchaser may waive the conditions in whole or in part by delivering to the Vendors, at or before the Time of Closing, a written waiver to that effect stated to be made pursuant to this subsection and executed by the Purchaser.

6.     COVENANTS OF THE PURCHASER AND THE VENDORS
       ------------------------------------------

6.1 The Purchaser covenants with the Vendors that up to and including the Closing or the termination of this Agreement:

       (a) it will provide the Vendors with full and complete access to its books, records, financial statements, and other documents, articles of incorporation, by-laws, minutes of its board of directors and its committees, investment agreements, material contracts, as well as such other documents and materials as the Vendors or their legal counsel may deem reasonable and necessary to conduct an adequate due diligence investigation of the Purchaser, its operations and financial condition prior to the Closing;

       (b) it will use all reasonable efforts to obtain all consents, approvals or waivers that may be necessary or desirable in connection with the transactions contemplated hereby, and execute and deliver all such further documents and assurances and take such steps or measures as may be reasonably appropriate to enable it to be able to satisfy its obligations hereunder and put itself in a position where the transactions contemplated hereby can be closed on or about August 15, 1998; and

       (c) up to and including the Closing, the Purchaser will not, without the written consent of the Vendors:

           (i) declare or pay any dividend, or make any distribution of its assets to its shareholders, or purchase or retire any of its shares,

           (ii) allot, issue, grant or enter into any agreement for the allotment or issuance of any shares or securities, other rights to acquire shares or securities, securities convertible into, exchangeable for, or which otherwise carry the right to acquire, directly or indirectly, any shares or Securities in its capital, except as contemplated by this Agreement or referred to herein;

           (iii) sell all or any part of its assets, or agree to do or perform any act or enter into any transaction or negotiation which could reasonably be expected to interfere with or be contemplated by this Agreement, or which would render inaccurate any of the representations and warranties set out in section 4 of this Agreement, or

           (iv) merge, amalgamate or consolidate into or with any entity, or enter into any other corporate reorganization.

6.2 The Company covenants with the Purchaser that LIP to and including the Closing or the termination of this Agreement:

       (a) it will provide the Purchaser with full and complete access to the Company's books, records, financial statements, and other documents, articles of incorporation, by-laws, minutes of its board of directors and its committees, investment agreements, material contracts, as well as Such other documents and materials as the Purchaser or its legal Counsel may deem reasonable and necessary to conduct an adequate due diligence investigation of the Company, its operations and financial condition prior to the Closing;

       (b) it will use all reasonable efforts to obtain all consents, approvals or waivers that may be necessary or desirable in connection with the transactions contemplated hereby, and execute and deliver all such further documents and assurances and take such steps or measures as may be reasonably appropriate to enable them to be able to satisfy their obligations hereunder and put themselves in a position where the transactions contemplated hereby can be closed by on or about January 2000; and

       (c) it will carry on its businesses in the usual and ordinary course in compliance with all applicable laws and will not, without the prior written consent of the Purchaser:

           (i) declare or pay any dividend, or make any distribution of its assets to its shareholders, or purchase or retire any of its shares;

           (ii) allot, issue, grant or enter into any agreement for the allotment or issuance of any shares or securities, other rights to acquire shares or securities, or securities convertible into exchangeable for, or which otherwise carry the right to acquire. directly or indirectly any shares or securities in its capital;

           (iii) sell or otherwise dispose of all or any part of its assets or agree to do or perform any act or enter into any transaction or negotiation which could reasonably be expected to interfere with this Agreement, or which would render inaccurate any of the representations and warranties set out in section 2 of this Agreement;

           (iv) merge, amalgamate or consolidate into or with any entity, or enter into any other corporate reorganization;

           (v) increase its indebtedness for borrowed money other than trade obligations entered into in the ordinary course of business; or

           (vi) enter into any arrangements or transactions with any director, former director, officer, shareholder or employee of the Company, or any other person that is not dealing at "arm's length" with the Company (as such term is defined in the Income Tax Act (Canada));

7.     CLOSING
       -------

7.1 The purchase and sale of the NAI Interactive Ltd. Shares and the issuance of the NAI CI Shares contemplated by this Agreement will be closed on the third business day following the satisfaction or waiver, as applicable, of the conditions precedent set Out in section 5 of this Agreement, or on such other date as may be agreed upon in writing by the President of the Company and the President of the Purchaser, which date is referred to herein as the "Date of Closing" and "Closing Date" and which time is referred to herein as the "Closing" and "Time of Closing".

8.     PROPRIETARY INFORMATION
       -----------------------

8.1 Each of the parties hereto covenants with the others that prior to the Closing Time and, if the transactions contemplated hereby are not completed, at all times after the Closing Time, it will keep confidential all information obtained by it relating to the others, except such information which prior to the date hereof was already in the possession of that party, as demonstrated by written records, is generally available to the public, other than as a result of a disclosure by that party, or is made available to that party on a non-confidential basis from a source other than the other parties to this Agreement or their representatives (the "Confidential Information"). The parties further agree that the Confidential Information will be disclosed only to those of its employees and representatives of its advisors who need to know Such information for the purposes of evaluating and implementing the transactions contemplated hereby.

8.2 Notwithstanding the foregoing provisions of this section, the obligation to maintain the confidentiality of the Confidential Information will not apply to the extent that disclosure of such information is required under applicable securities laws and regulations, stock exchange by-laws or rules, or judicial order, provided, however, that to the extent reasonably practicable, the party disclosing the Confidential Information consults with the others respecting, such disclosure.

8.3 If the transactions contemplated hereby are not consummated for any reason, each of the parties hereto will return forthwith, without retaining any copies thereof, all information and documents obtained from the others.

9.     INDEMNIFICATION
       ---------------

9.1 The Vendors severally (and not jointly) and agree to indemnify and save harmless the Purchaser of and from any loss, cost, damage or expense whatsoever arising out of or resulting from, under or pursuant to:

       (a) all debts, liabilities, contingent or otherwise, contracts or engagements of the Company whatsoever, including, without limitation, liabilities for federal, provincial, sales, excise, income, corporate or other taxes of the Company or any re-assessment therefore, interest thereon or penalties with respect thereto existing at the Closing and not disclosed on or included in the Company's Financial
           Statements:

       (b) the inaccuracy of any representation or warranty or the breach of any covenant made by the Company or tile Vendors herein or in an), instrument or certificate delivered by the Company or the Vendors pursuant hereto except as contemplated by this Agreement: and

       (c) all claims, actions, suits, proceedings, demands, costs and expenses in respect of or incidental to any of the foregoing.

9.2 The Purchaser hereby indemnifies and saves harmless the Vendors of and from any loss, cost, damage or expense whatsoever arising out of or resulting from, under or pursuant to:

       (a) the inaccuracy of any representation or warranty or the breach of any covenant made by tile Purchaser contained herein or any instrument or certificate delivered by the Purchaser pursuant hereto except as contemplated by this Agreement; and

       (b) all claims, actions, Suits, proceedings, demands, costs and expenses in respect of or incidental to any of the foregoing.

9.3 No claim for indemnification will arise until notice thereof is given to the party (the "Indemnitor") from whom indemnity is sought. Such notice shall be sent within a reasonable time following the determination by a party (the "Claimant") that a claim for indemnity exists. In the event that any legal proceedings shall be instituted or any claim or demand is asserted by any third party in respect of which the Indemnitor may have an obligation to indemnify the Claimant, the Claimant shall give or cause to be given to the Indemnitor written notice thereof and such party shall have the right, at its option and expense, to be present at the defence of such proceedings, claim or demand, but not to control the defence, negotiation or settlement thereof, which control shall at all times rest with the Claimant, unless the Indemnitor irrevocably acknowledges full and complete responsibility for indemnification of Claimant, in which case the Indemnitor may assume such control through Counsel of its choice, provided however, the at no settlement shall be entered into without tile Claimant's written consent (which shall not be unreasonably withheld). The parties hereto agree to cooperate fully with each other in connection with the defence, negotiation or settlement of any such third party legal proceeding, claim or demand.

9.4 Notwithstanding anything in this Agreement to the contrary, the indemnity provided for in this section shall apply to any loss, liability, damage, deficiency or expense, whether or not tile actual amount thereof shall have been ascertained prior to the final day upon which a claim for indemnity with respect thereto may be made hereunder, so long as written notice thereof shall have been given to the Indemnitor prior to said date, setting forth specifically and in reasonable detail, so far as is known, the matter as to which indemnification is being sought, the quantum of tile claim (if ascertainable) and the provision of this Agreement under which the Indemnitor is liable, but nothing herein shall be construed to require payment of any claim for indemnity until the actual amount payable shall have been finally ascertained.

10.    GENERAL
       -------

10.1 Unless otherwise specified, all monetary amounts set out in this Agreement are in reference to lawful Currency of the United States of America.

10.2   Time is of the essence of this Agreement.

10.3 Each of the parties hereto shall bear all expenses incurred by it in connection with this Agreement Including, without limitation, the charges of their respective counsel, accountants and financial advisors.

10.4 This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, oral or written, by and between any of the parties with respect to the subject matter hereof. There are no pre-contractual representations and warranties except as set out in this Agreement and any certificates or documents delivered pursuant to the provisions hereof.

10.5 This Agreement will be governed by, construed and enforced in accordance with tile laws of the Province of British Columbia and tile parties submit and attorn to the non-exclusive jurisdiction of the Courts of the Province of British Columbia.

10.6 This Agreement and each of its terms and provisions will enure to the benefit of and be binding upon the parties to this Agreement and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

10.7 If any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

10.8 This Agreement is not transferable or assignable without the prior written consent of the other parties.

10.9   Any notice tinder this Agreement must be

       (a) in writing,

       (b) delivered, telecopied or mailed by prepaid post, and

       (c) addressed to the party to which notice is to be given at the address for such party indicated herein or at another address designated by such party in writing.

       Notice which is delivered or telecopied will be deemed to have been given at the time of transmission or delivery. If notice is by mail it will be deemed to have been given five business days following the date of mailing. If there is all interruption in normal mail service at or prior to the time a notice is mailed, the notice must be delivered or telecopied.

10.10 The parties will do all Such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated hereby, and each party to this Agreement will execute and deliver such further documents or instruments required by the other party as may be reasonably necessary or desirable for the purposes of giving effect to or perfecting the transactions contemplated hereby and obtaining any required regulatory approvals, whether before or after the Closing.

10.11 This Agreement may be executed in as many counterparts as may be necessary or by facsimile and each such facsimile or counterpart so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set out on the first page of this Agreement.

IN WITNESS WHEREOF the parties have hereunto duly executed this Agreement as of the day and year first above written.

CHINESEWORLDNET.COM INC.                        NAI INTERACTIVE LTD.


Per:     /s/ Ken Cai                            Per:     /s/ Tim Yee Lau
    -----------------------------                   ----------------------------
    Authorized Signatory                            Authorized Signatory
    Mr. Ken Cai (Director)                          Miss Tim Yee Lau (Director)

                                  Schedule "A"

Miss Tim Yee Lai (Director)

                                SUBSCRIPTION AGREEMENT
                                ----------------------

To:     ChineseWorldNet.com Inc.
        The Huntlaw Building
        P.O. Box 1350GT
        Grand Cayman
        Cayman Islands

Gentlemen:

       The undersigned Subscriber (the "Subscriber") desires to become a shareholder of ChineseWorldNet.com Inc., a Cayman Islands corporation (the "Company"), by purchasing the number of common shares designated in and upon the terms and conditions of this subscription agreement (Subscription Agreement"). In this regard, the Subscriber hereby represents and warrants to, and agrees with the Company as follows:

1.     Subscription

       Subject to the terms and conditions of this Subscription Agreement, the Subscriber hereby agrees to purchase, and irrevocably tenders this Subscription Agreement for the purchase of, the number of shares of the Company designated on the signature page of this Subscription Agreement, at a subscription price of US $0.60 per share. The Subscriber hereby makes full payment for such shares by cheque or money order payable to "ChineseWorldNet.com Inc."

2.     Representations

       The Subscriber hereby represents and warrants to the company that:

   (a) the Subscriber has received a copy of the Company's business plan and has been given the opportunity to have the proposed investment and all aspects thereof examined by and explained by the Subscriber's own legal counsel, tax advisor and/ or financial consultant, or that the Subscriber has experience in business enterprises or investments entailing risk of a type or to a degree substantially similar to that entailed in an investment in the Company;

   (b) the Subscriber will be the sole beneficial owner of the Shares issued in the Subscriber's name pursuant to this Subscription Agreement, and will hold such beneficial interest without intent of resale;

   (c) the Subscriber understands that in the event that the Subscriber desires to transfer the Shares, the Subscriber will be required to comply with the Memorandum of Association and the Articles of Association of the Company;

   (d) the Subscriber is purchasing the Shares solely for the Subscriber's own account and not for the benefit or the account of any other person or entity, and that the Subscriber is purchasing the Shares for purposes of investment only and has no present intention of distributing or reselling the Shares purchased, or any part thereof;

   (e) the Subscriber recognizes that the Company has not commenced business operations, and the Subscriber fully understands that an investment in the Shares involves a substantial degree of risk and may result in the total loss of the Subscriber's investment;

   (f) the Subscriber is aware that no federal, provincial or state agency has made any findings or determination as to the merits of this investment, nor any recommendation or endorsement, of the Shares subscribed hereby;

   (g) the Subscriber is aware that there is currently no public or private market for the Shares and that there is no assurance that any such market will be established at any time and that, accordingly, it may not be possible for the Subscriber readily to liquidate the Subscriber's investment in the Company and that, in this regard, the Subscriber has adequate means to provide for the Subscriber's current needs and personal contingencies and has no need for liquidity of this investment;

   (h) the Subscriber understands that the Company has the right to accept or reject this Subscription Agreement, in whole or in part;

   (i) the Subscriber agrees not to transfer or assign this Subscription Agreement or any interest herein, and that, if this Subscription Agreement is accepted by the Company the assignment and transferability of the Shares subscribed for by the Subscriber will be governed by all applicable laws;

   (j) the Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended. Accordingly, the Shares may not be offered or sold, directly or indirectly, in the United States (including its territories and possessions and territories subject to its jurisdiction) or to nationals or citizens or residents thereof or to persons normally resident therein, unless a registration statement has been filed or there is an available exemption from registration requirements. Any offer or sales in the United States or to such nationals or residents thereof must be pursuant to the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom. The Company has not made any representation of the Shares or the availability of any exemption for the Subscriber's resale of the Shares; and the Company does not make any representation as to when, if at any time, the Shares may be resold in the United States to such nationals or residents thereof,

   (k) this subscription has not been solicited in any manner contrary to the United States Securities Act of 1933, as amended, or any applicable state securities laws, or the laws of any other applicable jurisdiction;

   (1) the Shares were not offered to the Subscriber through an advertisement in printed media of general and regular paid circulation, radio, or television, and no person has made to the Subscriber any written or oral representations;

       (i)     that any person will resell or repurchase the Shares;
       (ii)    that any person will refund the purchase price of the Shares;
       (iii)   as to the future price or value of the Shares;
       (iv) that the Shares will be listed and posted for trading on a stock exchange or that applicable has been made to list and post the Shares for trading on a stock exchange.

       The Subscriber understands that the Company is acting in reliance upon this Subscription Agreement and the representations and warranties of the Subscriber contained herein to determine that the Shares might be sold in reliance upon applicable exemptions from registration and prospectus requirements.

3.     Suitability Standards

       The Subscriber hereby represents and warrants to the Company that the Subscriber has a pre-existing personal or business relationship with the Company, or one or more of its officers or Directors, which relationship is of such a nature and duration so as to enable the Subscriber to be aware of the general business and financial circumstances of the Company.

4.     Irrevocability and Survival of Subscription

       The Subscriber hereby acknowledges and agrees that the Subscriber is not entitled to cancel, terminate or revoke this Subscription Agreement or any agreements of the Subscriber hereunder and that such Subscription Agreement and agreements shall survive the death or disability of the Subscriber.

5.     Pooling Agreement

       The Subscriber hereby acknowledges that the shares must be subject to pooling restrictions imposed voluntarily or otherwise as a result of the Company conducting equity financial to the public. In this regard, the Subscriber agrees to execute and deliver to the Company a pooling agreement in the form prescribed by any regulatory authority or public stock exchange having jurisdiction.

       I also understand that prior to the date hereof the Company may have allotted and issued shares to others.

I UNDERSTAND THAT THE FOREGOING SHARES SHALL BE ISSUED PURSUANT TO AN EXEMPTION GRANTED UNDER APPLICABLE SECURITIES LEGISLATION AND SHALL BE HELD BY ME SUBJECT TO THE RESALE RESTRICTIONS, IF ANY, UNDER SUCH LEGISTRATION. I FURTHER ACKNOWLEDGE THAT IT IS MY OBLIGATION TO ENSURE THAT I COMPLY WITH THE FOREGOING RESALE RESTRICTIONS, IF ANY, AT THE TIME I WISH TO TRADE ANY OF THE SHARES SUBSCRIBED FOR HEREUNDER AND THAT IT IS NOT THE OBLIGATION OF THE COMPANY OR ITS SOLICITORS TO KEEP ME INFORMED IN THIS REGARD.

IN WITNESS WHEREOF, the Subscriber has executed this Subscription Agreement on the date set forth hereinafter.

TOTAL NUMBER OF SHARES SUBSCRIBED FOR:     ___________________ shares

Amount of cheque or money order enclosed: US$ ________________________

DATED this ___________________________ day of _____________________, 2000

                                               X
                                               ---------------------------------
                                               Signature of Subscriber

                                               _________________________________
                                               Print Name of Subscriber

                                               _________________________________

                                               _________________________________

                                               _________________________________
                                               Address of Subscriber

                                   Acceptance

The Company hereby accepts this Subscription Agreement.

Dated: _______________________________________________

CHINESEWORLDNET.COM INC.

Per:

Exhibit 10

                              NAI Interactive Ltd.
                          News Letter Content Agreement

This Agreement dated as of Apr 27, 2000


Between:

          NAI Interactive Ltd.
          Suite 201, 1118 Homer Street, Vancouver,
          B.C. V6B 6L5, Canada

          (called "NAI")

And:

          Emerging Growth Stocks
          102-2020 Comox Street,
          Vancouver, B.C.
          V6G IR9, Canada
          (called "EGS")

This AGREEMENT witnesses that in consideration of the respective mutual promises and agreements, the Company and EGS promise and agree each with the other as follows:

A. NAI hereby agrees to summarized and translate part of EGS newsletter into Chinese and post it on the website www.na-investorcom.
                                          -------------------

B.     EGS agrees to provide EGS newsletter content to NAT.

C.     NAT will also provide a link to EGS's website.

D. NAT will only provide the translation of partly EGS newsletter. NAT will not be responsible for any legal action towards EGS newsletter.

E. Both parties have the right to terminate the agreement by notice one-month in advance.

F. Any amendments or alteration made to this Agreement may only be made by mutual consensus and put in writing and signed by both parties.

G.     Applicable Laws:
       This Agreement is governed by the laws of the Province of British
       Columbia.

H.     Assignment:
       Neither party to this Agreement may assign or delegate its duties under this Agreement without the prior written consent of the other.

I.     Arbitration:
       If there is a disagreement of dispute between the parties with respect to this agreement of the interpretation thereof, such disagreement of dispute will be referred to binding, arbitration to be conducted by a single arbitrator pursuant to the provisions of the Commercial Arbitration Act (British Columbia) and any amendments thereto, and the determination of such arbitrator will be final and binding upon the parties.


IN WITNESS WHEREOF, the parties have entered into this Agreement as of the Effective date written above.

NAI Interactive LTD.

/s/ signature                                   /s/ signature
--------------------------                      --------------------------
Witness                                         Emerging Growth Stocks
                                                By it's authorized signatory

/s/ signature                                   /s/ signature
--------------------------                      --------------------------
Witness                                         NAI Interactive Ltd.
                                                By it's authorized signatory

                                                                 EXECUTION COPY

                       YAHOO! HOLDINGS (HONG KONG) LIMITED

                            CONTENT LICENSE AGREEMENT
                                  (CO-BRANDING)

THIS CONTENT LICENSE AGREEMENT (the "Agreement")is made as of this January 2001
                                     ---------
(the "Effective Date")between YAHOO! HOLDINGS (HONG KONG) LIMITED, a corporation
      --------------
of Hong Kong Special Administration Region, the People's Republic of China, with offices at 2802, 28/F, Sunning Plaza, 10 Hysan Avenue, Causeway Bay, Hong Kong ("Yahoo") and ChineseWorldnet.com Inc., ("Licensor"), with registered offices at
  -----                                   --------
The Huntlaw Building P.O. Box 1350 GT, Grand Cayman, Cayman Island.

In consideration of the mutual promises contained herein, the parties agree as follows:

SECTION 1: DEFINITIONS.
-----------------------

        Unless otherwise specified, capitalized terms used in this Agreement shall have the meanings attributed to them in Exhibit A hereto.

SECTION 2: GRANT OF LICENSES
----------------------------

2.1     Grant of Licenses.  Subject to the terms and conditions of this
        -----------------
        Agreement, Licensor hereby grants to Yahoo, under Licensor's Intellectual Property Rights:

(a) A non-exclusive, worldwide license to use, modify, reproduce, distribute, display and transmit the Licensor Content in electronic form in connection with Yahoo Properties via the Internet or any Wireless Device (including, without limitation, transmitting the Licensor Content in either the traditional Chinese (Big 5 code) or the simplified Chinese (GB code) format), and to permit users of the Yahoo Properties to download and print the Licensor Content for personal use. Yahoo's license to modify the Licensor content shall be limited to modifying the Licensor Content to fit the format and look and feel of the Yahoo Property.

(b) A non-exclusive, worldwide, fully paid license to use, reproduce and display the Licensor's Brand Features: (i) in connection with the presentation of the Licensor Content on the Content Pages in the Yahoo Properties which is substantially similar in content, appearance, layout and page design to the page attached hereto as Exhibit E; and (ii) in
                                                       ---------
        connection with the marketing and promotion of the Yahoo Properties.

(c)     Yahoo shall be entitled to sublicense the rights set forth in this
        Section 2.1: (i) to its Affiliates only for inclusion in Yahoo Properties; and (ii) in connection with any mirror site, derivative site, or distribution arrangement concerning a Yahoo Property.

(d) Not limiting any other rights provided Yahoo pursuant to this Agreement, Yahoo shall have the right, at its sole discretion, to display Teaser Content on pages that link to pages containing Licensor Content.

                                                                    CONFIDENTIAL

                                                                  EXECUTION COPY



2.2     Co-branding. For the Term of this Agreement, and in consideration of the
        ------------
        licenses and rights granted in Section 2.1 hereto, Yahoo shall co-brand the pages containing Licensor Content with Licensor Brand Features and Yahoo Brand Features.

SECTION 3: PRESENTATION OF LICENSOR CONTENT, ADVERTISING REVENUE.
-----------------------------------------------------------------

3.1 Yahoo's Responsibilities. In addition to any responsibilities that may be set forth in Exhibit C, Yahoo will be responsible for the design,
                        ---------
        layout, posting, and maintenance of the Content Pages. In no event is Yahoo under any obligation, express or implied, to post or otherwise include any of the Licensor Content in any Yahoo Property, including without limitation, in any Content Pages.

3.2 Licensor Assistance. In addition to any responsibilities that may be set forth in Exhibit C, Licensor will provide on-going assistance to Yahoo
                 ---------
        with regard to technical, administrative and service-oriented issues relating to the utilization, transmission and maintenance of the Licensor Content, as Yahoo may reasonably request. Licensor will use its reasonable best efforts to ensure that the Licensor Content is accurate, comprehensive and updated regularly as set forth in Exhibit C.
                                                            ---------

3.3 Advertising Rights. Yahoo shall have the sole right to sell or license all Advertising Rights with respect to Content Pages.

3.4 Notices. Yahoo will not alter or impair any acknowledgment of copyright or other Intellectual Property Rights of Licensor that may appear in the Licensor Content and the Licensor Brand Features, including all copyright, trademark and similar notices that Licensor may reasonably request.

3.5     Links. The parties will maintain the hypertext links specified in
        Exhibit D.
        ---------

SECTION 4: DELIVERY OF LICENSOR CONTENT
---------------------------------------

        During the term of this Agreement, Licensor shall deliver updates of the Licensor Content to Yahoo in accordance with the Delivery Specifications set forth in Exhibit C. Licensor also shall provide Yahoo with
                     ---------
        reasonable prior notice of any significant Enhancements that generally affect the appearance, updating, delivery or other elements of the Licensor Content, and shall make such Enhancements available to Yahoo upon commercially reasonable terms.

SECTION 5: INDEMNIFICATION
--------------------------

        Licensor, at its own expense, will indemnify, defend and hold harmless Yahoo, its Affiliates and their employees, representatives, agents and affiliates, against any claim, suit, action, or other proceeding brought against Yahoo or an Affiliate based on or arising from a claim that the Licensor Content as delivered to Yahoo or any Licensor Brand Feature infringes in any manner any Intellectual Property Right of any third party or contains any material or information that is obscene, defamatory, libelous, slanderous, that violates any person's right of publicity, privacy or personality, or has otherwise resulted in any tort, injury, damage or harm to any person; provided, however, that in
                                                    -----------------

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        any such case: (x) Yahoo provides Licensor with prompt notice of any such claim; (y)Yahoo permits Licensor to assume and control the defense of such action, with counsel chosen by Licensor (who shall be reasonably acceptable to Yahoo); and (z) Licensor does not enter into any settlement or compromise of any such claim without Yahoo's prior written consent, which consent shall not be unreasonably withheld Licensor will pay any and all costs, damages, and expenses, including, but not limited to, reasonable attorneys' fees and costs awarded against or otherwise incurred by Yahoo or an Affiliate in connection with or arising from any such claim, suit, action or proceeding. It is understood and agreed that Yahoo does not intend and will not be required to edit or review for accuracy or appropriateness any Licensor Content.

SECTION 6: LIMITATION OF LIABILITY.
-----------------------------------

        EXCEPT AS PROVIDED IN SECTION 5, UNDER NO CIRCUMSTANCES SHALL LICENSOR, YAHOO, OR ANY AFFILIATE BE LIABLE TO ANOTHER PARTY FOR INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL OR EXEMPLARY DAMAGES ARISING FROM THIS AGREEMENT, EVEN IF THAT PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, SUCH AS, BUT NOT LIMITED TO, LOSS OF REVENUE OR ANTICIPATED PROFITS OR LOST BUSINESS.

SECTION 7: TERM AND TERMINATION
-------------------------------

7.1     Initial Term and Renewals. This Agreement will become effective as of
        -------------------------
        the Effective Date and shall, unless sooner terminated as provided below or as otherwise agreed, remain effective for an initial term of twelve
        (12) months following the first date of public availability of the Licensor Content on a Content Page within a Yahoo Property (the "Initial Term"). After the Initial Term, this Agreement will be automatically renewed for successive additional one year periods ("Extension Terms"),
                                                             ---------------
        unless otherwise terminated by either party by giving notice to the other party not less than sixty (60) days prior to the end of a Term. As used herein, the "Term" means the Initial Term and any Extension Term(s).

7.2     Termination for Cause. Notwithstanding the foregoing, this Agreement may
        ---------------------
        be terminated by either party immediately upon notice if the other party: (w) becomes insolvent; (x) files a petition in bankruptcy; (y) makes an assignment for the benefit of its creditors; or (z) breach any of its obligations under this Agreement in any material respect, which breach is not remedied within thirty (30) days following written notice to such party.

7.3     Effect of Termination.  Any termination pursuant to this Section 7 shall
        ---------------------
        be without any liability or obligation of the terminating party, other than with respect to any breach of this Agreement prior to termination. The provisions of Sections 5, 6, 7, 8, 9, 10, and this Section 7.3 shall survive any termination or expiration of this Agreement.

SECTION 8: OWNERSHIP.
---------------------

8.1     By Licensor. Yahoo acknowledges and agrees that: (i) as between Licensor
        -----------
        on the one hand, and Yahoo and its Affiliates on the other, Licensor owns all right, title and interest in the Licensor Content and the Licensor Brand Features; (ii) nothing in this Agreement shall confer in Yahoo or an Affiliate any right of ownership in the Licensor Content or

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        the Licensor Brand Features; and (iii) neither Yahoo or its Affiliates shall now or in the future contest the validity of the Licensor Brand Features. No licenses are granted by either party except for those expressly set forth in this Agreement.

8.2     By Yahoo. Licensor acknowledges and agrees that: (i) as between Licensor
        --------
        on the one hand, and Yahoo and its Affiliates on the other, Yahoo or the Affiliates own all right, title and interest in any Yahoo Property and the Yahoo Brand Features; (ii) nothing in this Agreement shall confer in Licensor any license or right of ownership in the Yahoo Brand Features; and (iii) Licensor shall not now or in the future contest the validity of the Yahoo Brand Features. No licenses are hereby granted by Yahoo. Yahoo or its Affiliates shall own all derivative works created by Yahoo from the Licensor Content, including the Content Pages, pursuant to this Agreement, to the extent such is separable from the Licensor Content.

SECTION 9: PUBLIC ANNOUNCEMENTS.
--------------------------------

        The parties will cooperate to create any and all appropriate public announcements relating to the relationship set forth in this Agreement. Neither party shall make any public announcement regarding the existence or content of this Agreement without the other party's prior written approval and consent.

SECTION 10: NOTICE-, MISCELLANEOUS PROVISIONS
---------------------------------------------

10.1    Notices. All notices, requests and other communications called for by
        -------
        this Agreement shall be deemed to have been given immediately if made by telecopy or electronic mail (confirmed by concurrent written notice sent airmail, postage prepaid), if to Yahoo at Room 2802, 28/F, Sunning Plaza, 10 Hysan Avenue, Causeway Bay, Hong Kong, Fax: (852) 2915-2126
        Attention: Managing Director (e-mail: savio@yahoo-inc.com), with a copy to its Corporate Counsel (e-mail: may@yahoo-ine.com), and if to Licensor at the physical and electronic mail addresses set forth on the signature page of this Agreement, or to such other addresses as either party shall specify to the other. Notice by any other means shall be deemed made when actually received by the party to which notice is provided.

10.2 Miscellaneous Provisions. This Agreement will bind and inure to the benefit of each party's permitted successors and assigns. Neither party may assign this Agreement, in whole or in part, without the other party's written consent; provided, however, that: (i) either party may assign this Agreement without such consent in connection with any merger, consolidation, any sale of all or substantially all of such party's assets or any other transaction in which more than fifty percent
         (50%) of such party's voting securities are transferred; and (ii) Yahoo may assign this Agreement without such consent to an Affiliate. Any attempt to assign this Agreement other than in accordance with this provision shall be null and void. This Agreement will be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region of People's Republic of China, without reference to conflicts of laws rules, and without regard to its location of execution or performance. If any provision of this Agreement is found invalid or unenforceable, that provision will be enforced to the maximum extent permissible, and the other provisions of this Agreement will remain in force. Neither this Agreement, nor any terms and conditions contained herein may be construed as creating or constituting a

                                                                    CONFIDENTIAL

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        partnership, joint venture or agency relationship between the parties.
        No failure of either party to exercise or enforce any of its rights under this Agreement will act as a waiver of such rights. This Agreement and its exhibits are the complete and exclusive agreement between the parties with respect to the subject matter hereof, superseding and replacing any and all prior agreements, communications, and understandings, both written and oral, regarding such subject matter. This Agreement may only be modified, or any rights under it waived, by a written document executed by both parties. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute a single instrument. Execution and delivery of this Agreement may be evidenced by facsimile transmission.


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                                                                  EXECUTION COPY

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

YAHOO! HOLDINGS                                  LICENSOR
(HONG KONG) LIMITED



Signature: /s/ Savio Chow                        Signature: /s/ Mathew Lee
           -------------------                              --------------------
Name:          Savio Chow                        Name:          Mathew Lee
           -------------------                              --------------------
Title:     Vice President & Managing             Title: Senior Vice President of
           -------------------------                    ------------------------
           Director of Yahoo! Asia              Marketing & Business Development
           -----------------------              --------------------------------
Address:   2802, 28/F, Sunning Plaza,           Address:   Suite 620, 1090 West
           --------------------------                      --------------------
           10 Hysan Avenue, Causeway Bay,               Pender Street, Vancouver
           ------------------------------               ------------------------
           Hong Kong                                    B.C. Canada V6E 2N7
           ------------------------------               ------------------------

                                                Fax: 604-488-0868
                                                     ------------
                                                E-mail: mlee@na-investor.com
                                                        --------------------



                                                                    CONFIDENTIAL

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                                    EXHIBIT A
                                    ---------
                                   DEFINITIONS

"Advertising Rights" shall mean the advertising and promotional rights sold or
-------------------
licensed with respect to Content Pages.


"Affiliates" shall mean Yahoo! Inc. any company or any other entity world-wide
-----------
owned by Yahoo! Inc., including, without limitation, corporations, partnerships, joint ventures, and Limited Liability Companies, in which Yahoo! Inc. owns at least a 19.9% ownership, equity, or financial interest.

"Confidential Information" shall mean all information concerning Yahoo,
-------------------------
including, without limitation, all commercial, financial, sales, marketing, technological, customer and software information, that may be deemed to be proprietary and confidential information of Yahoo.

"Content Pages" shall mean those pages in the Yahoo Property that contain
--------------
Licensor Content and that are co-branded with both Licensor Brand Features and Yahoo Brand Features. Content Pages shall not include pages containing Teaser Content.

"Enhancements" shall mean any updates, improvements or modifications made to, or
-------------
derivative works created from, the Licensor Content by Licensor.

"Intellectual Property Rights" shall mean all rights in and to trade secrets,
-----------------------------
patents, copyrights, trademarks, know-how, as well as moral rights and similar rights of any type under the laws of any governmental authority, domestic or foreign.

"Internet" shall mean the collection of computer networks commonly known as the
---------
Internet, and shall include, without limitation, the World Wide Web.

"Licensor Brand Features" shall mean all trademarks, service marks, logos and
------------------------
other distinctive brand features of Licensor that are used in or relate to the Licensor Content, including, without limitation, the trademarks, service marks and logos described in Exhibit B hereto.

"Licensor Content" shall mean, collectively, all materials, text, data, other
-----------------
similar information, graphics and/or photographs collected and owned by Licensor, which is a collection of HTML files and certain related scripts or gif or jpeg files or other similar file format for graphic or image displaying, as further described in Exhibit B attached hereto, including, without limitation, all Enhancements.

"Teaser Content" shall mean unmodified headlines and/or the first sentence of
---------------
articles from Licensor Content.

"Wireless Devices" shall mean various devices, including, but not limited to,
-----------------
cellular phones, personal digital assistants and pagers, that receive and/or transmit voice, data or video signals through the radio spectrum exclusively and in connection with other technologies (such as the Internet).

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"Wireless Device Carriers" shall mean various carriers that use the radio
-------------------------
spectrum, both exclusively and in connection with other technologies (such as the Internet), for transmitting and receiving voice, data or video signals for communications.

"Yahoo Brand Features" shall mean all trademarks, service marks, logos and other
---------------------
distinctive brand features of Yahoo that are used in or relate to a Yahoo Property, including, without limitation, the trademarks, service marks and logos described in Exhibit B.
             ----------

"Yahoo! Inc." shall mean a corporation incorporated in the State of Delaware,
-------------
United States of America, a parent company of Yahoo.

"Yahoo Properties" shall mean any Yahoo! Inc. branded or co-branded media
-----------------
properties, including, without limitation, Internet guides, developed in whole or in part by Yahoo! Inc or its Affiliates and distributed or made available by Yahoo! Inc. or its Affiliates over the Internet, and any Wireless Device Carrier.


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                                    EXHIBIT B
                                    ---------
                                LICENSOR CONTENT

Licensor Content shall be content available from Licensor's website at http://www.ChineseWorldnet.comfrom time to time and shall include the following:
------------------------------

(Graphic Omitted due to lack of Chinese Character capability)

                             LICENSOR BRAND FEATURES

Licensor logo
Licensor related logos

                              YAHOO BRAND FEATURES

Yahoo!
Yahoo related logos


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                                    EXHIBIT C
                                    ---------
                      DELIVERY AND TECHNICAL SPECIFICATIONS

A.     Licensor's Responsibilities:
       ----------------------------

   1. Licensor will deliver Licensor Content in batch update before 8:00 pin on a daily basis with no more than 30 minutes delay.

   2. Licensor will throughout the term of this agreement, provide ongoing assistance to Yahoo with regard to technical, administrative and services -oriented issues related to the utilization, transmission, and maintenance of the Licensor Content, as Yahoo may reasonably request.

   3. Licensor will use its reasonable efforts to ensure that Licensor Content is accurate, comprehensive, and updated regularly.

   4. Licensor will bear the cost of preparing and transmitting Licensor Content to Yahoo.

B.     Yahoo's Responsibilities:
       -------------------------

   1. Yahoo will be responsible for providing equipment and software necessary to incorporate the Licensor Content into Yahoo properties, provided that the Licensor Content is provided in accordance with the Format of Content Delivery below.

   2.  Yahoo will host Licensor Content on its servers.

   3. Yahoo will present the information specific on pages consistent with Yahoo's user interface.

   4. Yahoo will use commercially reasonable efforts to sell the advertising inventory created by this partnership. Yahoo will be responsible for tracking advertising banners served to the Content Pages, advertising production and rotation.

C.     Format of Content Delivery:
       ---------------------------

       The Licensor Content shall be delivered by ftp to the address designated by Yahoo for linking servers serving pages to the Yahoo properties.


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                                    EXHIBIT D
                                    ---------
                                      LINKS

During the Term of this Agreement, the following links will be maintained:

LOCATION OF LINK     LINK TO WHERE                SPECIFICS OF LINK
----------------     -------------                -----------------
Pages display        Licensor's homepage          http://www.chineseworldnet.com
only Licensor's
content



                                                                    CONFIDENTIAL

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                                    Exhibit E
                                    ---------
                              CONTENT PAGES MOCK-UP
                              ---------------------

                                                                    CONFIDENTIAL

PRIVATE AND CONFIDENTIAL

October 3, 2000

China Infobank Limited,
21 [F, Asia Orient Tower, Town Place,
33 Lockhart Road, Wanchai, Hong Kong.

Attention: Mr. Stephen Chow
           ----------------

Dear Sir,

Re:     Content Partner
-----------------------

Reference is made to the proposed China Infobank Limited (CIFB) as a content partner for ChineseWorldNet.com Inc. (CWN) to provide China financial information in Chinese.

This letter serves to identify the fundamental understanding between CWN and CIFB and forms a basis for the drafting of a content partner agreement.

Scope of Business
CWN is a company incorporated in the Cayman Islands and is art Internet financial services company, Its objective is to become a leading financial information portal web site in Chinese using ChineseWorldNet.corn Inc.'s Internet platform. CWN currently has three Internet Web sites offering a variety of financial services in Chinese and hosting banner advertisements arid information on public companies.

China Infobank- Limited is a China content provider providing all kind of China -related information on the Internet. China Infobank has focused on building its information archive. It is now recognized as one, of the most authoritative source of China related information and currently comprises over three million business reports and articles - a figure which is increasing daily. It provides a range of economics, business, scientific and governmental data to business community.

Joint Venture
CIFB has agreed in principle to provide China financial information (including financial news) in Chinese to CWN. as an initial stage. When the financial portal of CWN is launched with the personalization portal, C)A Ni will have all of the CIFB financial information for CWN members to choose. CIFB and CWN will evenly share the subscription fee for the CIFB information in the personalization portal.

This letter summarizes the fundamental understanding of the proposed content partner between CWN and CIFB as at the date of this letter. Please acknowledge by signing and returning the attached copy of this letter to us.

Yours faithfully,                            Agreed and accepted by
For and on behalf of                         For and on behalf of
china Infobank Limited                       ChinaWorldNet.com, Inc.


/s/ Stephen Chow                             /s/ Mathew Lee
-------------------------------              -------------------------------
Stephen Chow                                 Mathew Lee
Sales Manager                                VP Marketing & Business Development

                                                               December 7, 2000

                    Investrend Research NAI Interactive Ltd.

                            CONTENT PARTNER AGREEMENT

This licensing agreement, dated December 7, 2000, 2000, is between Investrend Research, a division of Investrend Communications, a Nevada corporation with offices located at 801 S. Figueroa, Suite 1120, Los Angeles, CA 90017 ("Invest rend ") and NAI Interactive Ltd., a Vancouver, BC corporation located at 620-1090 W. Pender Street. Vancouver, BC, WE 2N7, Canada ("NAI").

INTRODUCTION

This letter of agreement states the terms and conditions under which Investrend and NAI Interactive Ltd. will enter into a content partnership relationship.

Investrend is a leader in providing objective securities research to individual and institutional investors. Investrend issues a detailed initial report on covered companies, and subsequently three quarterly updates. It also issues research notes on its companies when developments warrant.

NAI produces a web site located at http://www,na-investor.com that provides financial information services to online Chinese investors worldwide.

A.     DEFINITION OF TERMS
       -------------------

"Information" means all manner of numeric and textual material provided by Investrend to NAI Interactive Ltd. clients and visitors. Included Without limitation in this definition are Titled, Pre-Formatted Reports, numeric data, logos of Investrend and copyright notices of Investrend and its third party suppliers.

A "Content Provider" is defined as a web site location created and hosted by NAI Interactive Ltd. specifically for the visitors of NAI Interactive Ltd. for the purpose of providing them access to Investrend Research*s Information. NAI Interactive Ltd. will display the Investrend Research logo near the top of the page at a mutually agreeable location and also provide a link to Investrend (www.investrend.com)

"Host" refers to the party that maintains and displays the information.

B.     RIGHTS GRANTED
       --------------

     Subject to all of the terms and conditions contained herein, Investrend grants, and NAI Interactive Ltd. accepts a worldwide, non-exclusive license to access and display the Information described below.

B.1 Investrend grants NAI Interactive Ltd. the rights to use and translate all of the articles and reports in www.investrend.com and place in a specific section of www.na-investor.com.

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C.     RIGHTS OF LICENSEE
       ------------------

     Neither NAI Interactive Ltd. nor its clients or subscribers shall acquire any interest in or rights to the Information provided by Investrend except the right to receive such Information in accordance with the provisions of this Agreement. No Information shall be duplicated, re-transmitted, resold or redistributed, except in conformance with this license.

D:     REPRESENTATIONS AND WARRANTIES BY Investrend
       --------------------------------------------

Investrend represents and warrants to NAI Interactive Ltd. as follows:

D.1 Investrend has all rights and licenses necessary to deliver tile Information to NAI Interactive Ltd. in a co-branded format and to grant NAI Interactive Ltd. all rights granted in this agreement to market, promote and advertise the Information as specified herein.

D.2 The Information does not infringe upon or otherwise violate any copyright, trade secret, trademark, patent, invention, right of privacy, known third party rights, or non-disclosure requirements of any third party. In furtherance of these representations and NAI Interactive Ltd.'s reliance thereon, Investrend shall indemnify and hold NAI interactive Ltd., their officers, directors, agents and employees harmless against all claims, demands or liabilities of or to third parties arising from or in connection with Investrend's breach of its representations or warranties hereunder.

D.3 Investrend will obtain the information from sources it considers reliable and will run reasonable control checks on the Information, but will not be Subject to liability for truth or accuracy of the information conveyed or for its completeness or for errors or mistakes made by humans or machines. Investrend shall take reasonable steps to control continuing quality of the Information. Application of such quality control procedures constitutes the full extent of warranty with regard to the information provided. NAI Interactive Ltd. acknowledges that it may be necessary or advisable from time to time, in the ordinary course of Investrend's business, for Investrend to add, delete and substitute information it makes available to co-brand partners, including NAI Interactive Ltd. Should such changes be necessary, Investrend will notify NAI Interactive Ltd. in advance so that proper modifications to the page can be made. NO WARRANTIES, EXPRESSED OR IMPLIED, INCLUDING IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE WILL APPLY TO THE INFORMATION PROVIDED EXCEPT AS SET FORTH ABOVE.

E.     LICENSEE OBLIGATIONS REGARDING PROTECTIONS AND USE OF INFORMATION
       -----------------------------------------------------------------

E.1 If NAI Interactive Ltd. becomes aware of any improper use of the information by a visitor to its website, NAI Interactive Ltd. shall bring it to Investrend's attention and cooperate with Investrend in its attempt to stop such practice.

E.2 NAI will display a disclaimer on its site where visitors reach the Investrend information to the effect that NAI will use its best effort for the translation of Investrend's English reports to Chinese; however neither Investrend nor NAI will be responsible for the accuracy, appropriateness and completeness of any translation.

E.3 NAI agrees that it will use great care and diligence in the faithful translation of Investrend's reports into Chinese.

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Co-Branding Partnership Between Investrend and NAI Interactive Ltd. Page 3 of 6

F.     MARKETING & CUSTOMER SUPPORT ISSUES
       -----------------------------------

F.1 NAI Interactive Ltd. may, at its own expense, actively promote the use of the information licensed herein oil its web site and as it otherwise advertises and markets its product offerings.

F.2 NAI Interactive Ltd. shall be responsible for providing all front-line customer service and technical Support to NAI Interactive Ltd. visitors accessing tile Investrend data hosted at NAI Interactive Ltd.'s servers. Investrend shall be responsible for providing all front-line customer service and technical Support to visitors of the Investrend.com site.

G.     CONFIDENTIALITY
       ---------------

Each party acknowledges and agrees that any and all information emanating from the other party's business in any form, including but not limited to data concerning the design, development and marketing of electronic information distribution technology, computer program development and designs, costs, marketing information, prospective plans, activities of technical and other personnel, Customer lists and any compilations of otherwise non-public information, including the terms of this Agreement, are "confidential and proprietary information". Each party agrees that it will not, during or after the term of this Agreement, permit the duplication, use or disclosure of any such confidential and proprietary information to or by any person (other than any of its employees, agents or representatives who must have such information for the performance of Such Party's obligations hereunder), unless such duplication, use or disclosure is specifically authorized by the other party.

H.     CO-BRANDED INFORMATION
       ----------------------

The following identifies the Information provided under this agreement:

H.1     Distribution to Other Web Sites:

Investrend data may not be redistributed to other web sites or email lists without the written permission of Investrend.

I.     REVENUE SHARE
       -------------

I.1 NAI Interactive Ltd. agrees to share with Investrend a 50-50 advertising revenue. The advertising revenue is shared only on the sections that NAI Interactive Ltd. have translated the information from Investrend. Investrend will provide to NAI short summaries of its research to be placed on the free portion of NAI's site that are lead into the Investrend reports.

I.2 NAI Interactive Ltd. agrees to share with Investrend 40% for the subscription revenue.

J.     TERM AND TERMINATION
       --------------------

J.1 This Agreement shall be effective for a term of 6 months beginning in the month this agreement is last signed by both parties. 'File agreement shall be automatically renewed for successive 6 months term upon the expiration of the

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

Co-Branding Partnership Between Investrend and NAI Interactive Ltd. Page 4 of 6


original term unless a party to this agreement shall otherwise notify the other in writing, at least thirty (30) days before the then current term of the agreement ends.

J.2 Upon any material breach of or material default under this agreement by either party, the other party shall give written notice of such breach or default. Unless the same shall be cured within thirty (30) days after delivery of such notice, or if such cure is not possible in such time, or if such party shall not have begun to undertake this cure within such time, then, without limitation of any other remedy available hereunder, the non-defaulting party may terminate this agreement forthwith by delivery of a notice of termination at any time before such breach or default has been cured.

K.     NOTICES
       -------

All notices given under this agreement must be in writing and sent by registered or certified or express mail, return receipt requested and postage prepaid, or delivered personally to:

     Investrend, Inc:                       NAI INTERACTIVE LTD. Inc:
     Attention:     John M. Dutton          Attention:     Mr. Mathew Lee
     President                              Senior VP of Marketing
     Investrend                             NAI Interactive Ltd., Inc.
     Los Angeles, CA 90017                  Canada V6E 2N7
     Phone: 213-929-2616                    (604) 488-8878
     E-mail: jmdutton@investrend.com        E-mail: mlee@na-investor.com

or to such other persons or addresses as either party may designate by written notice to the other.

L.     MISCELLANEOUS
       -------------

L.1 This Agreement shall be binding upon the parties, their successors, and assigns. Neither this agreement nor any interests or duties hereunder may be assigned by either party without the express written consent of the other.

L.2 The information and formats are acknowledged by NAI Interactive Ltd. to be the exclusive property and creation of Investrend and/or its independent data providers. Nothing contained herein shall be construed as creating any ownership rights in such information for NAI Interactive Ltd. or any person or entity, obtaining same through NAI Interactive Ltd.

L.3 No waiver of any term or condition of this agreement shall be deemed to be a waiver of any subsequent breach of any term or condition.

L.4 If any part of this agreement shall be held unenforceable, the remainder of this agreement will nevertheless remain in full force and effect.

L.5 Neither party will be liable for any failure or delay in performance due in whole or in part to any cause beyond its reasonable control. In no event will Investrend be responsible for any loss or damage incurred by any person or party as a result of the use of or reliance on the information supplied, or for consequential, indirect or incidental damages of any kind. In no event will Investrend be liable for loss or damage incurred by any person or party as a result of the use of NAI Interactive Ltd. software, data, or equipment, or for any incidental, indirect, special or consequential damages.

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L.6     Headings in this agreement are included for convenience of reference only and shall not constitute a part of this agreement for any other purpose.

L.7 Each party represents and warrants that its respective representative whose signature appears below is duly authorized by all necessary corporate actions to execute this agreement.

L.8     This agreement contains the entire understanding between Investrend and
NAI Interactive Ltd. and     supersedes all prior written and oral
understandings relating to the subject hereof.

L.9 Tile provisions contained in Sections D and G hereof shall survive the termination or expiration of this agreement.

IN WITNESS WHEREOF the parties have executed the, Agreement on the dates written.

Investrend Communications, Inc.               NAI Interactive Ltd., Inc.


By: /s/ John M. Dutton                        By: /s/ Mathew Lee
   -----------------------------                 -----------------------------
Print Name: John M. Dutton                    Print Name: Mathew Lee
            --------------------                          --------------------
Title: Chief Financial Officer               Title: Senior VP of Marketing
       -------------------------                    --------------------------
Date:  Dec. 8, 2000                         Date:  Dec. 7, 2000
      --------------------------                  --------------------------


Investrend Confidential               --more--

                              NAI Interactive Ltd.
                          Content Partnership Agreement

This Agreement dated as of May 23, 2000

Between:

          HAI Interactive Ltd.
          Suite 201, 1118 Homer Street, Vancouver,
          B.C. V6B 6L5, Canada

              (called "NAF)

And:

          NewsGurus.com Inc.
          5774 Deadpine Drive,
          Kelowna, B.C.
          V1P IA3, Canada

              (called "NewsGurus.com")

This AGREEMENT witnesses that in consideration of the respective mutual promises and agreements, the Company and NewsGurus.com promise and agree each with the other as follows:

A. NAI hereby agrees to translate a summary of all free and premium articles available at NewsGurus.com and forwarded by NewsGurus.com to NAI. Each translated summary will represent a link back to NewsGurus.com for the full article in English.

2. NewsQurus.com will forward summary text for all premium and free articles to: nai@na-investor.com.
         --------------------

3. Both parties have the right to terminate the agreement by a written notice 60 days in advance.

4. Any amendments or alteration made to this Agreement may only be made by mutual consensus and put in writing and signed by both parties.

5.   Applicable Laws:
     This Agreement is governed by the laws of the Province of British Columbia,

6.   Assignment:
     Neither party to this Agreement may assign or delegate its duties under this Agreement.

7.   Arbitration:
     If there is a disagreement or dispute between the parties with respect to this agreement, or the interpretation thereof, such disagreement of dispute will be referred to being arbitration to be conducted by a single arbitrator pursuant to the provisions of the, Commercial Arbitration Act (British Columbia) and any amendments thereto, and the determination of such arbitrator will be final and binding upon the parties.

IN WITNESS WHEREOF, the parties have entered into this Agreement as of the Effective date written above.

NAI Interative LTD

/s/ Signature                             /s/ Signature
--------------------------------------    --------------------------------------
By it's authorized signatory              NewsGurus.com
                                          By it's authorized signatory


/s/ Signature                              /s/ Signature
--------------------------------------    --------------------------------------
Witness                                   NAAI Interactive Ltd.
                                          By it's authorized signatory

Exhibit 10

                    Agreement on Cooperation of Website Contents

BETWEEN:

2000 Topology Research Inc. (hereinafter called "Party A")

AND:

NAI-Interactive Ltd. (hereinafter called "Party B ")

In order to combine each party's resources and achieve the goal of co-marketing, Party A and Party B wish to enter into an agreement regarding the collaboration of contents between Party A and Party B on their respective websites. (www.2300.com.tw ("Party A's Website") for Party A and www.chineseworldnet.com
 ---------------                                       -----------------------
("CWN Website") and www.na-investor.com ("NAI Website") for Party B, or
                    -------------------
collectively "Party B's Websites".

Article 1: Contents and methods of cooperation
----------------------------------------------

1) Party A agrees that a maximum of two (2) articles per day shall be selected from "CWN Special Report" of Party B's CWN Website and published in the "ChineseWorldNet" column created under the "Well-known Experts" web page of Party A's Website.

2) Party A agrees that a maximum of two (2) articles per day shall be selected from "Financial News" of Party B's CWN Website and "VC Information Center" of Party B's NAI Website and published in the "Tech News" web page of Party A's Website.

3) Party B agrees that Party A shall select independently all articles needed from Party B's CWN Website and NAI Website, and add a visible note at the bottom of the articles adopted indicating the source of the articles selected are from the CWN Website and NAI Website, and in the meantime add URL links to CWN Website and NAI Website.

4) Party A agrees to put the logo of Party B's Website in the web page of "Good Sites to Link" of Party A's Website, and enable web surfers to link back to Party B's Websites. Party B agrees to put the logo of Party A's Website in the web page of "Friendly Websites to Link" of Party B's Websites, and enable web surfers to link back to Party A's Website.

Article 2: Obligations
----------------------

1) Each party shall ensure that it owns the legal copyright or has the license authorized by legal copyright owner of all informational contents provided to the counter party, and the aforementioned contents neither violate any laws of Republic of China, nor violate any third party's interest and right.

2) If any dispute or liability arises due to any party's violation of the aforementioned terms, both parties are subject to the following terms of treatment:

     A. The violating party shall resolve the dispute and take the liability independently, while the counter party and its staff are free of any involvement.

     B. The violating party shall take all necessary measures to enable the counter party and its staff to avoid taking any legal obligations.

     C. If any party provides some information which violates any law of Republic of China or any third party's interest and right, the counter party shall stop publishing the said information or stop the website link function.

     D. If any party is sued by a third party due to the dispute of some provided contents, the counter party shall terminate this agreement. If the counter party is involved in the law suit, the violating party shall take the full obligations of damage indemnity.

Article 3: Fees sharing
-----------------------

Both parties shall pay respectively all the fees in accordance with the implementation of this agreement.

Article 4: Term of Agreement
----------------------------

1) This agreement is for a one (1) year term commencing from December 21, 2001 to December 20, 2002.

2) If any party does not send a written notice to the counter party to terminate this agreement thirty (30) days prior to the expiration date, it shall be considered that both parties agree to extend this agreement for another one (1) year.

Article 5: Amendment, termination and extension of the agreement
----------------------------------------------------------------

There will be no amendment, cancellation and addition of clauses in this agreement, unless mutually agreed by both parties in writing.

Article 6: No assignment of rights
----------------------------------

Without the written approval of the counter party, any party shall not assign or mortgage in part or in whole the rights contained in this agreement or make other treatments of the said rights. If any violation takes place, the counterpart has the right to terminate this agreement without sending written notice, as well as the right to demand all damage indemnity.

Article 7: Rights belonging
---------------------------

The proprietary right and copyright of the contents provided to the authorized party still belong to the owner party, whereas the authorized party only attains some using rights limited by this agreement. The authorized party shall not revise, edit or add/delete the contents provided by the owner party.

Article 8: Solution of dispute, applicable law and jurisdiction
---------------------------------------------------------------

1) The interpretation of this agreement is subject to the laws of Republic of China.

2) Even if any part of this agreement is considered invalid, both parties agree that the effectiveness of other clauses shall not be affected.

3) If any dispute arises regarding this agreement, both parties shall negotiate in good faith. In case no concession can be reached, both parties agree to submit the dispute to Taipei District Court serving as first instance jurisdiction.

Article 9: Original version of agreement
----------------------------------------

This agreement is made in duplicate, and each party has one copy. This agreement shall take effect after both parties sign and seal it.

This agreement is made on December 20, 2001

Party A:
Topology Research Inc.
Representative: Guangping Zhang (President)
Address: 6th Floor, 563 4th Section of Zhongxiaodong Road, Taipei
Contact: Xiuying Li
Telephone: 02-27699977 ext.310

Party B:
NAI-Interactive Ltd.
Representative: Kelvin Szeto
Address: Suite 620, 1090 West Pender Street, Vancouver BC, V6E 2N7, Canada
Contact: Lisa Yu
Telephone: 1-604-488-8878
gdiplus.dllgdi32.dllesen

Exhibit 2(a)

November 15, 2000.

SUBSCRIPTION
AGREEMENT

Between

ChineseWorldNet.com Inc.
as (investor]

and

Technology City Holdings Limited
as Company

relating to

the subscription for shares in Technology City Holdings
Limited

                                    CONTENTS

     1.     INTERPRETATION                                                     1

     2.     SUBSCRIPTION                                                       2

     3.     CONDITIONS PRECEDENT                                               2

     4.     COMPLETION                                                         2

     5.     CONFIDENTIALITY                                                    3

     6.     ANNOUNCEMENTS                                                      3

     7.     NOTICES                                                            3

     8.     COSTS                                                              3

     9.     SEVERABILITY                                                       4

     10.    GENERAL                                                            4

     11.    WHOLE AGREEMENT                                                    4

     12.    GOVERNING LAW AND JURISDICTION                                     4

     SCHEDULE 1 - PARTICULARS OF THE COMPANY                                   5

     SIGNATURE PAGE                                                            6

THIS AGREEMENT is dated June 30, 2000 and made
--------------

BETWEEN:
--------

(1)     ChineseWorldNet.comInc., ("Investor"). a company incorporated in Cayman
        -----------------------    --------
        Islands and whose registered office is at The Huntlaw Building, Fort Street, George Town, PO Box 135OGT. Grand Cayman. Cayman Islands, and

(2)     Technology City Holdings Limited,(the "Company"), a company incorporated
        ---------------------------------      -------
        in the British Virgin Islands and whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

WHEREAS:
--------

(A) The Company is a private company limited by shares, short particulars of which are set out in Schedule 1, having an authorised share capital of US $5,000,000 divided into 5,000,000 shares of US$ 1.00 each.

(B) The Company 'is a multi-media financial information provider focusing on listed securities in Hong Kong. The mission of Technology City is to establish itself as a leading content provider on the Internet and in other peripheral media such as paging and television.

(C) ChineseWorANet.com Inc. will subscribe for share capital of the Company on the terms and subject to the conditions set out in this agreement.

IT IS AGREED as follows:

1.      INTERPRETATION

1.1     In this agreement:

        "Business Day" means a day (other than a Saturday or Sunday) on which
         ------------
        banks are generally open for normal business in Hong Kong:

        "Completion" means the implementation of the matters described in clause
         ----------

        "Hong Kong" means the Hong Kong Special Administrative Region of the
         ---------
        People's Republic of China; and


        "Shares" means shares in the share capital of the Company.
         ------

1.2 Any reference, express or implied, to an enactment includes references to:

         (A) that enactment as re-enacted, amended, extended or applied by or under any other enactment (before or after the signature of this agreement);

         (B) any enactment which that enactment re-enacts (with or without modification); and

         (C) any subordinate legislation made (before or after this agreement) under any enactment, as amended, extended or applied as described in paragraph (A) above or under any enactment referred to in paragraph (B) above.

1.3     In this agreement:

         (A) references to a person include a body corporate and an unincorporated association of persons;

         (B) references to a natural person include his estate and personal representatives; and

         (C) references to a party to this agreement include references to the successors or assigns (immediate or otherwise) of that party.

1.4 The singular shall include the plural and vice versa and words denoting a person shall include a body corporate and an unincorporated association of persons and, unless otherwise stated, include that person's successors or assigns.

1.5     Words importing a gender shall include other gender.

1.6     Sub-clauses 1.1 to 1.5 apply unless the contrary intention appears.

1.7     The headings in this agreement do not affect its interpretation.

1.8 Any schedule or annex or appendix to this agreement shall take effect as if set out in this agreement and references to this agreement shall include its schedules, annexes and appendices.

2.      SUBSCRIPTION
        ------------

        Subject to clause 3, ChineseWorldNet.com Inc. shall subscribe, and the Company shall allot to ChineseWorldNet.com Inc. 100,000 Shares for the total subscription price of US $100,000 (the "Subscription Price") which
                                                      ------------------
        will be equal to 4.167 percent of the total issued share capital of 2,400,000 shares.

3.      CONDITIONS PRECEDENT
        --------------------

3.1 The obligations of the parties in respect of the subscription and allotment of the Shares under clause 2, are conditional on:

        (A)     the receipt by the Company of the Subscription Price; and

        (B) the Company delivering to ChineseWorldNet.com Inc. a copy of the minutes of a meeting of the directors of the Company approving the entry into this agreement, the subscription of Shares by and the allotment of Shares to ChineseWorldNet.com Inc.

3.2 If the conditions in clause 3.1 are not fulfilled on or before June 30, 2000, this agreement shall cease to have effect and none of the pates shall have any rights or obligations under this agreement.

4.      COMPLETION
        ----------

4.1 Completion shall take place on June 30, 2000 at the offices of Technology City Holdings Limited at 15/F., Dotcom House, 128 Wellington Street, Central, Hong Kong or at such other date and time as the parties may agree.

4.2 At Completion the Company shall procure that a meeting of the directors of the Company is held at which it is resolved that, subject only to receipt by the Company of the Subscription Price for the Shares:

        (A) ChineseWorldNet com Inc. be allotted 100,000 Shares for the Subscription Price; and

        (B) the name of ChineseWorldNet.com Inc. be entered in the register of members as the holders of the Shares so allotted and share certificates be issued accordingly.

4.3 At Completion the Company shall procure the delivery to [investor] a copy of the minutes' of the meeting of the directors of the Company referred to in sub-clause 4.2.

4.4 Against delivery of the documents referred to in sub-clause 4.3 ChineseWorldNet.com Inc. shall pay to the Company the Subscription Price.

4.5 If for any reason the provisions of sub-clauses 4.2, 4.3 or 4.4 are not fully complied with the parties shall fix a new date for Completion.

5.      CONFIDENTIALITY
        ---------------

5.1 Subject to Sub-clause 5.2, each party to this agreement undertakes with the others that it shall use all reasonable endeavour to ensure that any information received by it relating to the other party to this agreement or any persons connected with the other party shall be treated as confidential and shall not be disclosed to any third party.

5.2 Sub-clause 5.1 does not apply to the disclosure of information to the extent that such information is in the public domain (other than through a breach of that sub-clause) or as required by law or any regulatory body, or to any disclosure by any party to this agreement to any professional adviser which that party has engaged for itself.

6.      ANNOUNCEMENTS
        -------------

        No party shall make or permit any person connected with it to make any announcement concerning this agreement or any ancillary matter before, on or after Completion except as required by law or any competent regulatory body or with the prior written approval of the other party, such approval not to be unreasonably withheld or delayed.

7.      NOTICES
        -------

7.1 Any notice or other document to be served under this agreement may be delivered or sent by first class recorded delivery post or telex or facsimile process to the party to be served at its address appearing in this agreement or at such other address as it may have notified to the other party in accordance with this clause.

7.2     Any notice or document shall be deemed to have been served:

        (A)     if delivered, at the time of delivery; or

        (B) if posted, at 10:00 a.m. on the second Business Day after it was put into the post; or

        (C) if sent by telex or facsimile process, at the expiration of two hours after the time of despatch, if despatched before 3.00 p.m. on any Business Day, and in any other case at 10.00 a.m. on the Business Day following the date of despatch.

7.3 In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or document was properly addressed and posted as a prepaid first class recorded delivery letter or that the telex or facsimile message was properly addressed and despatched as the case may be.

8.      COSTS
        -----

        Each party shall bear its own costs and expenses incidental to the negotiation, preparation and completion of this agreement.

9.      SEVERABILITY
        ------------

        The provisions contained in each clause and/or sub-clause of this agreement shall be enforceable independently of each of the others and its validity shall not be affected if any of the others is invalid. If any of those provisions is void but would be valid if some pail of the provision were deleted, the provision in question shall apply with such modification as may be necessary to make it valid.

10.     GENERAL
        -------

10.1 ChineseWorldNet.com Inc. agrees that it shall procure the convening of all meetings, the giving of all waivers and consents and the passing of all resolutions and shall otherwise exercise all powers and rights available to it in order to give effect to the provisions of this agreement.

10.2 The receipt of any party's solicitor for any sum or document to be paid or delivered to that party shall discharge the obligor's obligation to pay or deliver it to that party.

10.3 None of the rights or obligations under this agreement may be assigned or transferred without the prior written consent of the other party.

10.4 Nothing in this agreement shall be deemed to constitute a partnership between the parties nor constitute any party the agent of the other party for any purpose.

10.5 This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement, and any party may enter into this agreement by executing a counterpart.

11.     WHOLE AGREEMENT
        ---------------

11.1 This agreement and the documents referred to in it contain the whole agreement between the parties relating to the transactions contemplated by this agreement and supersede all previous agreements between the parties relating to these transactions.

11.2 Each party acknowledges that, in agreeing to enter into this agreement, it has not relied on any representation, warranty, collateral contract or other assurance (except those set out in this agreement and the documents referred to in it), made by or on behalf of the other party before the signature of this agreement. Each of the parties waives all rights and remedies which, but for this sub-clause, might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance, provided that nothing in this clause shall limit or exclude any liability for fraud.

12.     GOVERNING LAW AND JURISDICTION
        ------------------------------

12.1 This agreement is governed by and shall be construed in accordance with the laws of Hong Kong.

12.2 The parties submit to the jurisdiction of the Hong Kong courts for all purposes relating to this agreement.

AS WITNESS the hands of the duly authorised officers of the parties on the date which appears first on page 1.

                     SCHEDULE 1: PARTICULARS OF THE COMPANY

Registered office:     P.O. Box 957, Offshore Incorporations Centre, Road Town,
                       Tortola, British Virgin Islands

Date and place of incorporation:  14 December, 1999, British Virgin Islands

Directors:     Mr. Koo, Kwok Tai

               Miss Law, Pui Chu Monica

Secretary:     Miss Law, Pui Chu Monica

Share Capital:

Class                    Authorised                    Issued
-----                    ----------                    ------

Ordinary               US$5,000,000                    US$1,000

Signed by Mathew Lee                    )
for and on behalf of                    )
ChineseWorldNet.com Inc.                )     /s/ Mathew Lee      Oct 13th, 2000
                                             -----------------------------------


Signed by                               )
for and on behalf of                    )
Technology City Holdings Limited        )     /s/ Signature
                                             -----------------------------------

Exhibit 4(b)(i)

                                 Consulting Agreement

This Agreement made as of the   March 1st   of  2,000  (the "Effective Date").
                              ------------    -------

Between:

         Chineseworldnet.com Inc., a company incorporated in the Cayman Islands and whose registered office is at P.O. Box 13 50, the Huntlaw Building, Fort Street, George Town, Grand Cayman, Cayman Islands.

         (Hereinafter called the "Company")

And:

         Joe Tai. having a business at 630-1090 West Pender Street, Vancouver, B.C., V6E 2N7. Canada

         (Hereinafter called the "Consultant")

WHEREAS the Consultant is a businessman with significant experience, who represents the Company as an Advisor to the Company.

AND WHEREAS the Consultant has , through his practice and by other means, developed business, corporate finance, management and operations expertise (the "Consultant's Expertise"),

AND WHEREAS the Company, would like access to the Consultant's Expertise;

AND WHEREAS, in this regard, the Company has agreed to retain the consulting services of the Consultant and the Consultant has agreed to provide consulting services to the Company on the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained, the parties hereto agree (the "Agreement") as follows:

1.     Engagement
       ----------

1.1 The Consultant hereby agrees to make available to the Company, from time to time, the Consultant's Expertise., such to be provided upon the terms and conditions contained in this Agreement

2.     Duration
       --------

2.1 This Agreement shall be in effect until terminated by either party on 30 days advance written notice to the other.

3.     Remuneration
       ------------

3.1    The remuneration of the Consultant is US $3000 per month.

4.     Duties of Consultant
       --------------------

4.1    The Consultant shall:

         i. Provide business directions to the Company and help to expand the Company's business and network in North America and Asia;

        ii. Devote sufficient time and attention to the business and affairs of the Company;

       iii. Faithfully serve the Company and use its best efforts to promote the interests of the Company;

5.     Confidentiality
       ---------------

5.1 Unless permitted by resolution of the Directors (excluding the Consultant if he is Director), the Consultant shall not, during the term of this Agreement or at any time thereafter, use for his own purposes or for any purposes other than those of the Company any intellectual property or knowledge or confidential information of any kind whatsoever he may acquire in relation to the Company's business or the business of its subsidiaries, and such shall be and remain the property of the Company.

6.     General
       -------

6.1 The headings and section references in this Agreement are for convenience of reference only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.

6.2 Time is hereby expressly made of the essence of this Agreement with respect to the performance by the parties of their respective obligations under this Agreement.

6.3 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, personal representatives., successors and permitted assigns. This Agreement may not be assigned by either party hereto without the prior express written consent of the other party.

6.4 This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof and may not be amended, waived or discharged except by an instrument in writing executed by the party against whom enforcement of such amendment, waiver or discharge is sought and this Agreement supersedes all prior agreements between the parties.

6.5 Each of the parties hereto hereby covenants and agrees to execute such further and other documents and instruments and do such further acts and other things as may be necessary to implement and carry out the intent of this Agreement.

6.6 All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by postage prepaid double registered mail addressed as follows:

To the Company:

       P.O. Box 1350, the Huntlaw Building, Fort Street, George Town, Grand Cayman, Cayman Islands

       Attention:     Director

To the Consultant:

       630-1090 West Pender Street, Vancouver. B.C., V6E 2N7, Canada

       Attention:     Joe Tai

Or to such other address as may be given in writing by the Company or the Consultant and shall be deemed to have been received, if delivered, on the date of delivery and if mailed then on the fifth business day following the posting thereof.

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto effective as of the day and year first above written.


_______________________________________
Chineseworldnet.com Inc.

Per:  /s/ Ken Cai
    --------------------
     Ken Cai

Per:  /s/ Joe Cai
    --------------------
     Joe Cai

                          Amended Consulting Agreement

This agreement is made as of March 2, 2000 (the "Effective Date").

Between:

Chineseworldnet.com Inc.: a company incorporated in the Cayman Islands and whose registered is at P.O. Box 1350, the Huntlaw Building, Fort Street, George Town, Grand Cayman, Cayman Islands.

     (Hereinafter called the "Company")

And:

Joe Tai, having a business at 630 1090 West Pender Street, Vancouver, B.C., V6E 2N7, Canada

     (Hereinafter called the "Tai")

And:

Goldpac Investments Ltd, a company incorporated in British Columbia and whose registered office is at 630 1090 West Pender Street, Vancouver, B.C., V6E 2N7, Canada

     (Hereinafter called the "Goldpac")

WHEREAS the Company and Tai have entered into a consulting agreement effective March 1, 2000, a copy of which is attached as Appendix A;

AND WHEREAS Tai is the President and Director of Goldpac, and both Tai and Goldpac are desirous of Tai fulfilling his obligations under the consulting agreement as agent and representative of Goldpac;

AND WHEREAS the Company has agreed to amend the consulting agreement with Tai so long as Tai is made available by Goldpac to perform the duties required under the consulting agreement:

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained, the parties hereto agree (the "Amended Agreement") as follows:

- Tai agrees to assign all of his -rights and obligations under the consulting agreement to Goldpac and acknowledges that there are no payments to be made to him by the Company under the original consulting agreement;

- Goldpac agrees to accept all of the rights and obligations of Tai under the consulting agreement and agrees to make Tai available to the Company to perform the duties as stipulated under the consulting agreement;

- The Company agrees to the assignment by Tai to Goldpac, of his nights and obligations under the consulting agreement and agrees to make payment of the remuneration as specified in the consulting agreement to Goldpac;

- All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by postage prepaid double registered mail addressed as follows:

     To the Company:

     P.O. Box 1350, the Huntlaw Building
Fort Street, George Town
Grand Cayman, Cayman Islands.

     Attention:     Director

     To Tai:

     630 1090 West Pender Street
Vancouver, B.C.
Canada V6E 2N7

     Attention:     Joe Tai

     To Goldpac:

     630 1090 West Pender Street
Vancouver, B.C.
Canada V6E 2N7

     Attention:     Director

Or to such other address as may be given in writing by the Company, Tai or Goldpac and shall be deemed to have been received, if delivered, on the date of delivery and if mailed on the fifth business day following the posting thereof.

IN WITNESS WHEREOF this agreement has been duly executed by the parties hereto effective as of the day and year first above written.


/s/ Kevin Szeto
______________________________________
Chineseworldnet.com Inc.

Per: COO
     ---------------------------------


/s/ Joe Tai
______________________________________
Joe Tai


/s/
______________________________________
Goldpac Investments Ltd.


Per:      Director
    ----------------------------------

                                   APPENDIX A

                              Consulting Agreement

This Agreement made as of the MARCH 1st of 2000 (the "Effective Date").

Between:

Chineseworldnet.com Inc.: a company incorporated in the Cayman Islands and whose registered is at P.O. Box 1350, the Huntlaw Building, Fort Street, George Town, Grand Cayman, Cayman Islands.

     (Hereinafter called the "Company")

And:

Joe Tai, having a business at 630 1090 West Pender Street, Vancouver, B.C., V6E 2N7, Canada

     (Hereinafter called the "Consultant")


WHEREAS the Consultant is -- businessman with significant experience who represents the Company as an Advisor to the Company.

AND WHEREAS the Consultant has, through his practice and by other means, developed business, corporate finance, management and operations expertise (the "Consultant's Expertise");

AND WHEREAS the Company would like access to the Consultant's Expertise;

AND WHEREAS, in this regard, the Company has agreed to retain the consulting services of the Consultant and the Consultant has agreed to provide consulting services to the Company on the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained, the parties hereto agree (the "Agreement") as follows;

1.     Engagement
       ----------

1.1 The Consultant hereby agrees to make available to the Company, from time to time, the Consultant's Expertise, such to be provided upon the terms and conditions contained in this Agreement.

2.     Duration
       --------

2.1 This Agreement shall be in effect until terminated by either party on 30 days advance written notice to the other.

3.     Remuneration
       ------------

3.1     The remuneration of the Consultant is US$3000 per month.

4.     Duties of Consultant
       --------------------

4.1     The Consultant shall:

i. Provide business directions to the Company and help to expand the Company's business and network in North America and Asia;

ii. Devote sufficient time and attention to the business and affairs of the Company:

iii. Faithfully serve the Company and use its best efforts to promote the interests of the Company:

5.     Confidentiality
       ---------------

5.1 Unless permitted by resolution of the Directors (excluding the Consultant if he is Director). The Consultant shall not, during the term of this Agreement or at any time thereafter, use for his own purposes or for any purposes other than those of the Company any intellectual property or knowledge or confidential information of any kind whatsoever he may acquire in relation to the Company's business or the business of its subsidiaries, and such shall be and remain the property of the Company.

6.     General
       -------

6.1 The headings and section references in this Agreement are for convenience of reference only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.

6.2 Time is hereby expressly made of the essence of this Agreement with respect to the performance by the parties of their respective obligations under this Agreement.

6.3 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns. This Agreement may not be assigned by either party hereto without the prior express written consent of the other party.

6.4 This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof and may not be amended, waived or discharged except by an instrument in writing executed by the party against whom enforcement of such amendment, waiver or discharge is sought and this Agreement supersedes all prior agreements between the parties.

6. 5     Each of the parties hereto hereby covenants and agrees to execute such further and other documents and instruments and do such further acts and other things as may be necessary to implement and carry out the intent of this Agreement.

6.6 All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by postage prepaid double registered mail addressed as follows:

To the Company:

     P.O. Box 1350, the Huntlaw Building, Fort Street. George Town, Grand
Cayman,
     Cayman Islands

     Attention:     Director

To the Consultant:

     630-1090 West Pender Street, Vancouver. B.C., V6E 2N7, Canada

     Attention:     Joe Tai

Or to such other address as may be given in writing by the Company or the Consultant and shall be deemed to have been received, if delivered, on the date of delivery and if mailed then on the fifth business day following the posting thereof.

IN WITNESS WHEREOF this Agreement has been duly executed by tile Panics hereto effective as of the day and year first above written.



_____________________________________________
Chineseworldnet.com Inc.

Per:      /s/ Ken Cai
     __________________________________________
     Ken Cai

         Joe Tai
-----------------------------------------------

Per:  Joe Tai

                              Consulting Agreement

This Agreement made as of the  Jan 15th   of  2000   (the "Effective Date").
                             ------------   --------


Between:

         Chineseworldnet.com Inc., a company incorporated in the Cayman Islands and whose registered office is at P.O. Box 1350, the Huntlaw Building, Fort Street, George Town, Grand Cayman, Cayman Islands.

         (Hereinafter called the "Company")

And:

         Kelvin Szeto, having a business at 630-1090 West Pender Street, Vancouver, B.C., V6E 2N7, Canada

         (Hereinafter called the "Consultant")

WHEREAS the Consultant is a businessman with significant experience, who represents the Company as an Advisor to the Company.

AND WHEREAS the Consultant has, through his practice and by other means, developed business, corporate finance, management and operations expertise (the "Consultant's Expertise"):

AND WHEREAS the Company would like access to the Consultant's Expertise;

AND WHEREAS, in this regard, the Company has agreed to retain the consulting services of the Consultant and the Consultant has agreed to provide consulting services to the Company on the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained, the parties hereto agree (the "Agreement") as follows:

1.     Engagement
       ----------

1.1 The Consultant hereby agrees to make available to the Company, from time to time, the Consultant's Expertise, such to be provided upon the terms and conditions contained in this Agreement

2.     Duration
       --------

2.1 This Agreement shall be in effect until terminated by either party on 30 days advance written notice to the other.

3.     Remuneration
       ------------

3.1 The remuneration of the Consultant is CAD $3,000 per month starting from January 2000 to May 2000 and CAD $3,200 per month starting from June to December 2000.

4.     Duties of Consultant
       --------------------

4.1    The Consultant shall:

         i.     Provide technical support and knowledge to the Company;
        ii. devote sufficient time and attention to the business and affairs of the Company;
       iii. faithfully serve the Company and use its best efforts to promote the interests of the Company;

5.     Confidentiality
       ---------------

5.1 Unless permitted by resolution of the Directors (excluding the Consultant if he is Director), the Consultant shall not, during the term of this Agreement or at any time thereafter, use for his own purposes or for any purposes other than those of the Company any intellectual property or knowledge or confidential information of any kind whatsoever he may acquire in relation to the Company's business or the business of its subsidiaries, and such shall be and remain the property of the Company.

6.     General
       -------

6.1 The headings and section references in this Agreement are for convenience of reference only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.

6.2 Time is hereby expressly made of the essence of this Agreement with respect to the performance by the parties of their respective obligations under this Agreement.

6.3 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns. This Agreement may not be assigned by either party hereto without the prior express written consent of the other party.

6.4 This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof and may not be amended, waived or discharged except by an instrument in writing executed by the party against whom enforcement of Such amendment, waiver or discharge is sought and this Agreement supersedes all prior agreements between the parties.

6.5 Each of the parties hereto hereby covenants and agrees to execute such further and other documents and instruments and do such further acts and other things as may be necessary to implement and carry out the intent of this Agreement.

6.6 All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by postage prepaid double registered mail addressed as follows:

To the Company:

       P.O. Box 1350, the Huntlaw Building, Fort Street, George Town, Grand Cayman, Cayman Islands

       Attention:     Director

To the Consultant:

       630-1090 West Pender Street, Vancouver, B.C., V6E 2N7, Canada

       Attention:     Kelvin Szeto

Or to such other address as may be given in writing by the Company or the Consultant and shall be deemed to have been received, if delivered, on the date of delivery and if mailed then on the fifth business day following the posting thereof.

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto effective as of the day and year first above written.

/s/ Joe Tai
------------------------
Chineseworldnet.com Inc.

Per:     Joe Tai
    --------------------


/s/ Kelvin Szeto
------------------------

Per:     Kelvin Szeto
    --------------------

Exhibit 1

                                                            REGISTERED AND FILED
                                                      AS NO. 95825 THIS 24TH DAY
                                                                 OF January 2000
                                                                   /s/ Signature
                                                                   -------------
                                                    ASST. REGISTRAR OF COMPANIES
                                                                  CAYMAN ISLANDS

                                THE COMPANIES LAW
                            Company Limited by Shares

                             ARTICLES OF ASSOCIATION

                                       OF

                            CHINESEWORLDNET.COM INC.

                                 INTERPRETATION

1. The Regulations contained or incorporated in Table A of the First Schedule of the Companies Law (1998 Revision) shall not apply to this Company.

2.     (a)    In these Articles the following terms shall have the meanings set opposite unless the context otherwise requires:-

               (i)     Articles    these Articles of Association as from time
                                   to time amended by Special Resolution

               (ii)    Auditors    the Auditors for the time being of the
                                   Company, if any

               (iii)   Company     Chineseworldnet.com Inc.

               (iv)    Directors   the directors of the Company for the time
                                   being or, as the case may be, the directors assembled as a board

               (v)     the Law     the Companies Law (1998 Revision) of the
                                   Cayman Islands and any amendment or other statutory modification thereof and where in these Articles any provision of the Law is referred to, the reference is to that provision as modified by any law for the time being in force

               (vi)    Member      a person who is registered in the Register of
                                   Members as the holder of any Share in the Company

                                                                             c/s

               (vii)   Month       a calendar month

               (viii)  Ordinary    a resolution of a general meeting passed by a
                       Resolution  majority of the Members entitled to vote
                                   present at the meeting in person or by proxy or a written resolution signed by all Members entitled to vote

               (ix)    Registered  the registered office of the Company as
                       Office      provided in Section 50 of the Law

               (x)     Register of the register of Members -to be kept pursuant
                       Members     to section 40 of the Law

               (xi)    Secretary   any person appointed by the Directors to
                                   perform any of the duties of the secretary of the Company and including any assistant secretary

               (xii)   Seal        the common seal of the Company (if
                                   applicable) or any facsimile or official seal
                                   (if applicable.) for the use outside of the Cayman Islands

               (xiii)  Special     a resolution of a general meeting passed by a
                       Resolution  two thirds majority of the Members entitled
                                   to vote thereat present at the meeting in person or by proxy or a written resolution signed by all Members entitled to vote and otherwise in accordance with section 60 of the Law

       (b) Unless the context otherwise requires, expressions defined in the Law and used herein shall have the meanings so defined.

       (c)    In these Articles unless the context otherwise requires:-

              (i) words importing the singular number shall include the plural number and vice-versa;

              (ii) words importing, the masculine gender only shall include the feminine gender;

             (iii) words importing persons only shall include companies or associations or bodies of persons whether incorporated or not;

             (iv) a notice provided for herein shall be in writing unless otherwise specified and all reference herein to "in writing" and "written" shall include printing, lithography, photography and other modes of representing or reproducing words in permanent visible form; and

             (v) "may" shall be construed as permissive and "shall" shall be construed as imperative.

       (d) Headings used herein are intended for convenience only and shall not affect the construction of these Articles,

                                     SHARES

3.     (a)    Subject to the provisions, if any, in that behalf in the
              Memorandum of Association, and without prejudice to any special rights previously conferred on the holders of existing Shares, any Share may be issued with such preferred, deferred, or other special rights, or such restrictions, whether in regard to dividend, voting, return of Share capital or otherwise, as the Company may from time to time by Special Resolution determine, and subject to the provisions of section 37 of the Law, any Share may, with the sanction of a Special Resolution, be issued on the terms that it is, or at the option of the Company or the holder is liable, to be redeemed.

       (b) If at any time the share capital is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued Shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the Shares of that class as may be present in person or by proxy at a separate general meeting of the holders of the Shares of that class. To every such separate general meeting, the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be any two or more holders of the issued Shares of the class present in person or by proxy and that any holder of Shares of the class present in person or by proxy may demand a poll.

4.     (a)    Every person whose name is entered as a Member in the Register of
              Members shall be entitled, without payment, to a certificate of the Company specifying the Share or Shares held by him and the amount paid up thereon, provided that in respect of a Share or Shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all.

       (b) If a Share certificate is defaced, lost or destroyed it may be renewed oil payment of such fee, if any, and on such terms, if any, as to evidence and indemnity, as the Directors think fit.

5. Except as required by law, no person shall be recognised by the Company as holding any Share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share (except only as by these Articles or by law otherwise provided or under an order of a court of competent jurisdiction) or any other rights in respect of any Share except an absolute right to the entirety thereof in the registered holder, but the Company may in accordance with the Law issue fractions of Shares.

6. The Shares shall be at the disposal of the Directors, and they may (subject to the provisions of the Law) allot, grant options over, or otherwise dispose of them to such persons, on such terms and conditions, and at such times as they think fit, but so that no Share shall be issued at a discount, except in accordance with the provisions of the Law.

7. No Shares shall be issued unless fully paid for in cash, bona fide debt, property or past services. Payment for Shares in the form of promissory notes shall not be permitted, unless payment by way of a promissory note is contemplated and permitted by an employee incentive stock option plan acceptable to any stock exchange on which the Company's Shares are listed and posted for trading, and such employee incentive stock option plan provides for a pledge and lien in favour of the Company on any Shares issued in consideration of a promissory note and such Shares are held by the Company until full payment has been received therefor by the Company.

8. In accordance with the Law, as an exempted company, the Company may maintain its Register of Members at such place within or without the Cayman Islands and under the control of such registrar or other agent as the Directors shall from time to time determine.

                       TRANSFER AND TRANSMISSION OF SHARES

9. The instrument of transfer of any Share shall be executed by or on behalf of the transferor, and the transferor shall be deemed to remain a holder of the Share until the name of the transferee is entered in the Register of Members in respect thereof.

10. Shares shall be transferred in the following form, or in any usual or common form approved by the Directors:

I/we, ____________________________ of ____________________________ (hereinafter called "the Transferor") in consideration of the sum of $_______________________ paid to me/us by ____________________________, of ______________________________
(hereinafter called "the Transferee") do hereby transfer to the Transferee the ______________Share (or Shares) numbered ____________________ in the Company called Chineseworldnet.com Inc. to hold the same unto the Transferee, subject to the several conditions on which I/we hold the same.

As witness our hands on the _____________ day of ____________________, 19____.


_______________________________
Transferor

11. The instrument of transfer of Shares endorsed on the back of the relevant share certificate (s) or accompanied by the relevant share certificate(s) evidencing the Shares being transferred and further accompanied by proper evidence of authority to transfer in the case of a corporate transferor shall be delivered to the registrar or other agent having control of the Register of Members pursuant to Article 8. It shall be the duty of the Company and its relevant agents, subject to any proper restrictions on transfer imposed by applicable securities law or regulations, to register the transferee in the Register of Members and record the transfer of Shares therein.

12. The legal personal representative of a deceased sole holder of a Share shall be the only person recognised by the Company as having any title to the Share. In case of a Share registered in the names of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only persons recognised by the Company as having any title to the Share.

13. Any person becoming entitled to a Share in consequence of the death or bankruptcy of a Member shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a Member in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt person before the death or bankruptcy.

14. A person becoming entitled to a Share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the Share, except that he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

                              ALTERATION OF CAPITAL

15. The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into new Shares of such amount, as the resolution shall prescribe.

16. Subject to any direction to the contrary that may be given by the Company in general meeting, all new Shares shall be at the disposal of the Directors in accordance with Article 6.

17. The new Shares shall be subject to the same provisions with reference to their full payment, transfer, transmission and otherwise as the Shares in the original share capital.

18.    The Company may by Special Resolution:

        (a) consolidate and divide all or any of its Share capital into Shares of larger amount than its existing Shares;

        (b) sub-divide its existing, Shares, or any of them, into Shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of section 13 of the Law; and

        (c) cancel any Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

19. Subject to the provisions of the Law and the Memorandum of Association, the Company may purchase its own Shares, including any redeemable Shares, provided that the manner of purchase has first been authorised by Ordinary Resolution and may make payment therefor or for any redemption of Shares in any manner authorised by the Law, including out of capital.

                               STATUTORY MEETINGS

20. The Directors shall hold at least one Directors meeting in the Cayman Islands in each calendar year.

                                GENERAL MEETINGS

21. The Company shall hold a general meeting once in every calendar year at such time and at such place (whether within or without Canada) as may be resolved by the Company in general meeting or, in default, at such time and place as the Directors may determine or, in default, at such time in the third month following that in which the anniversary of the Company's continuation occurs, and at such place as the Directors shall appoint. In default of a general meeting being so held, a general meeting shall be held in the month next following and may be convened by any one or more Members holding in the aggregate not less than one-twentieth (1/20th) of the total issued share capital of the Company entitled to vote and in the same manner as nearly as possible as that in which meetings are to be convened by the Directors. The above-mentioned general meetings shall be called annual general meetings; all other general meetings shall be called extraordinary general meetings.

22. The Directors may whenever they think fit, convene an extraordinary general meeting. If at any time there are not sufficient Directors capable of acting to form a quorum, any Director or any one or more Members holding in the aggregate not less than one-twentieth (1/20th) of the total issued share capital of the Company entitled to vote may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors. The

       Directors shall, upon the requisition in writing of one or more Members holding in the aggregate not less than one-twentieth (1/20th) of the total issued share capital of the Company as at the date of the requisition carries the right of voting at general meetings, convene an extraordinary general meeting. Any such requisition shall express the object of the meeting proposed to be called, and shall be left at the Registered Office of the Company. If the Directors do not proceed to convene a general meeting within twenty-one days from the date of such requisition being left as aforesaid, the requisitionists or any or either of them or any other Member or Members holding in the aggregate not less than one-twentieth (1/20th) of the total issued share capital of the Company as at the date of the requisition carries the right of voting at general meetings, may convene an extraordinary general meeting to be held at the Registered Office of the Company or at some convenient place within the Cayman Islands at such time, subject to the Company's Articles as to notice, as the persons convening the meeting fix.

23. Twenty-one days notice at the least (exclusive of the day on which the notice is served or deemed to be served, but inclusive of the day for which the notice is given) specifying the place, the day and the hour of meeting and, in the case of special business, the general nature of that business shall be given in manner hereinafter provided, or in such other manner (if any) as may be prescribed by the Company in general meetings, to such persons as are entitled to vote or may otherwise be entitled under the Articles of the Company to receive such notices from the Company; but with the consent of all the Members entitled to receive notice of some particular meeting, that meeting may be convened by such shorter notice or without notice and in such manner as those Members may think fit. Notice of general meetings accompanied by any relevant proxy solicitation and information circular sent to Members shall be in English.

24. The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any Member entitled to receive notice shall not invalidate the proceedings at any meeting.

25. All business shall be deemed special that is transacted at an extraordinary general meeting, and all that is transacted at an annual general meeting shall be deemed special with the exception of the consideration of the accounts, balance sheets, the report of the Directors and Auditors, the election of Directors and other officers in the place of those retiring and the appointment and fixing of remuneration of Auditors.

26.    (a)    No business shall be transacted at any general meeting unless a quorum of Members is present at the time that the meeting proceeds to business; save as herein otherwise provided, two or more
              Members present in person or by proxy and entitled to vote shall be a quorum.

       (b) An Ordinary Resolution or a Special Resolution (subject to the provisions of the Law) in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings, (or being corporations by their duly authorised representatives) including a resolution signed in counterpart by or on behalf of such Members or by way of signed telefax transmission, shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

27. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members present shall be a quorum.

28. The chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company.

29. If there is no such chairman, or if at any meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is Unwilling to act as chairman, the Members present shall choose one of their number to be chairman.

30. The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or any Member present in person or by proxy and entitled to vote, and, unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost and an entry to that effect in the minutes of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

32. If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

33. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

34. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

                                VOTES OF MEMBERS

35. On a show of hands ever~' Member present in person or by proxy and entitled to vote shall have one vote. On a poll every Member present in person or by proxy and entitled to vote shall have one vote for each Share of which he is the holder.

36. In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

37. A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee or other person in the nature of a committee appointed by that court, and any such committee or other person may vote by proxy.

38.    On a poll votes may be given either personally or by proxy.

39. The instrument appointing a proxy shall be in writing under the hand of the Member or attorney of the Member duly authorised in writing or, if the Member is a corporation, either under seat or under the hand of a director or officer or attorney duly authorised in writing. A proxy need not be a Member of the Company. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy is given provided that no intimation in writing of such death, insanity or revocation as aforesaid shall have been received by the Company at its Registered Office before the commencement of the general meeting, or adjourned meeting, at which it is sought to use the proxy.

40. The instrument appointing a proxy shall be deposited at the Registered Office of the Company or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid PROVIDED that the chairman of the meeting may in his discretion accept an instrument of proxy sent by telex or telefax upon receipt of telex or telefax confirmation that the signed original thereof has been sent.

41. An instrument appointing a proxy may be in the following form or any other form approved by the Directors:

                            CHINESEWORLDNET.COM INC.
"I, ______________________________ of ____________________________________,
hereby appoint ____________________________________ of _________________________
as my proxy, to vote for me and on my behalf at the [annual or extraordinary, as

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Page 10

the case may be] general meeting of the Company to be held on the ______________ day of ________________, 19___.

Signed this __________________________ day of ________________________, 19 ___.

42. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

                          REQUIRED SHAREHOLDER APPROVAL

43.    The Company shall by Ordinary Resolution approve any contract where:-

       (a) there is no disinterested Director who does not have a conflict of interest; or

       (b) all or substantially all of the undertaking of the Company is to be sold or otherwise disposed of.

                CORPORATIONS ACTING BY REPRESENTATIVES AT MEETING

44. Any corporation which is a Member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company.

                             DIRECTORS AND OFFICERS

45. The remuneration of the Directors shall from time to time be determined by the Company in general meeting. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

46. No Share holding qualification shall be required for Directors unless otherwise required by the Company by Ordinary Resolution.

47. Any Director may in writing appoint another person who is approved by the majority of the Directors to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director when the person appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to

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       his own vote. A Director may at any time, in writing, revoke the appointment of an alternate appointed by him. Every such alternate shall be an officer of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

48. The Directors may by resolution appoint one of their number to be Managing Director or President upon such terms as to duration of office remuneration and otherwise as they may think fit.

49. The Directors may also by resolution appoint a Secretary, who is not also the President, and such other officers as may from time to time be required upon such terms as to duration of office, remuneration and otherwise as they may think fit. Such Secretary or other officers need not be Directors and in the case of the other officers may be ascribed such titles as the Directors may decide.

                         POWERS AND DUTIES OF DIRECTORS

50. Subject to Article 43, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all such powers of the Company as are not, by the Law or these Articles, required to be exercised by the Company in general meeting, subject, nevertheless, to any clause of these Articles, to the provisions of the Law, and to such regulations, being not inconsistent with the aforesaid clauses or provisions, as may be prescribed by the Company in general meeting but no regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

51. Subject to Article 43, the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

52.    (a)    The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

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       (b)    The Directors may delegate any of the powers exercisable by them to a Managing Director or President or any other person or persons acting individually or jointly as they may from time to time by resolution appoint upon such terms and conditions and with such restrictions as they may think fit, and may from time to time by resolution revoke, withdraw, alter or vary all or any such powers.

       (c) All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

       (d) No document or deed otherwise duly executed and delivered by or on behalf of the Company shall be regarded as invalid merely because at the date of delivery of the deed or document, the Director, Secretary or other officer or person who shall have executed the same and/or affixed the Seal (if any) thereto as the case may be for an on behalf of the Company shall have ceased to hold such office or to hold such authority on behalf of the Company.

53.    The Directors shall cause minutes to be prepared:-

       (a)    of all appointments of officers made by the Directors;

       (b) of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

       (c) of all resolutions and proceedings at all meetings of the Members of the Company and of the Directors and of committees of Directors; and the chairman of all such meetings or of any meeting confirming the minutes thereof shall sign the same.

54.    The Directors shall exercise their powers:

       (a) honestly and in good faith with a view to the best interests of the Company as a whole; and

       (b) with the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

                    DISQUALIFICATION AND CHANGES OF DIRECTORS

55.    The office of Director shall be vacated if the Director:-

       (a) becomes bankrupt or makes any arrangement or composition with his creditors generally; or

       (b)    is found to be or becomes of unsound mind; or

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Page 13

       (c)    resigns his office by notice in writing to the. Company; or

       (d) if he ceases to be a Director by virtue of, or becomes prohibited from being, a Director by reason of, an order made under any provisions of any law or enactment.

56. At the annual general meeting of the Company in every year the whole of the Directors shall retire from office, but shall be eligible for re-election.

57. The Company at the general meeting at which a Director retires in manner aforesaid may fill the vacated office by electing a person thereto nominated by the Members and in default the retiring Director shall be deemed to have been re-elected unless at such meeting it is resolved not to fill such vacated office.

58. The number of Directors shall be not less than three, nor unless the Company in general meeting may otherwise deter-mine, more than ten.

59. Any casual vacancy occurring in the Board of Directors between annual general meetings may be filled by the Directors.

60. The Directors shall have the power at any time, and from time to time, to appoint a person as an additional Director, or persons as additional Directors Provided that such additional Directors so appointed shall not exceed one-third (1/3rd) in number of the Directors elected at the last annual general meeting of Members.

61. The Company may by Ordinary Resolution appoint a Director or Directors and by Special Resolution remove a Director or Directors.

62. Only an individual (and not a company) shall be entitled to be nominated and appointed as a Director of the Company. At least two Directors of the Company from time to time must be neither an officer nor an employee of the Company.

                            PROCEEDINGS OF DIRECTORS

63. The Directors may meet together (either within or without Canada) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote.

64. A Director or alternate Director may, and the Secretary on the requisition of a Director or alternate Director shall, at any time, summon a meeting of Directors by at least five days notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered PROVIDED HOWEVER that notice may be waived by all the Directors (or their alternates) either at, before or after the meeting is held PROVIDED FURTHER that notice or waiver thereof may be given by telex or telefax.

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Page 14

65. The quorum necessary for the transaction of the business of the Directors, may be fixed by the Directors and unless so fixed by the Directors, shall be two Directors or their proxies, save where the subscriber of the Memorandum of Association or the Members in general meeting have appointed a sole Director when such Director acting alone shall constitute a quorum. For the purpose of this Article, an alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

66. The continuing Directors may act not withstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to the Articles of the Company as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

67. Any Director or officer may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or officer Provided that nothing herein contained shall authorise a Director or officer or his firm to act as Auditor of the Company.

68. No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be counted in the quorum of any relevant meeting which he attends but shall not be at liberty to vote and shall abstain from so voting in respect of any contract or transaction in which he is so interested as aforesaid and the provisions of Article 43 shall otherwise apply PROVIDED HOWEVER that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him or the alternate Director appointed by him at or prior to its consideration and any vote thereon and a general notice that a Director or alternate Director is a shareholder of any specified firm or company and/or is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure hereunder and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

69. A Director may appoint any person to act as his proxy to attend and vote on his behalf at meetings of the Directors. Such appointment must be made in writing under the hand of the appointor, and may at any time be revoked in like manner, and may be general or for a specified period, or for specified meetings, or for specified resolutions, and may authorize and direct the appointee to be chairman if the appointor would, if present, be entitled to preside. The form of appointment of proxy may contain directions to the proxy to vote in accordance with instructions given by that Director or, in the absence of such instructions, the proxy may act in his discretion. Notice of every such appointment or revocation

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Page 15

       must be presented to the meeting of Directors at which the proxy is to be used or first used prior to the commencement of such meeting. A proxy may be given by telex or telefax. The appointee need not be a Director or Member of the Company, but he must furnish the Company with his address.

70. The Directors may elect a chairman of their meetings and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

71. The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on it by the Directors.

72. The Directors shall appoint an audit committee consisting of a minimum of three Directors, the majority of whom shall not also be officers or employees of the Company.

73. A committee may elect a chairman of its meetings; if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding, the same, the members present may choose one of their number to be chairman of the meeting.

74. A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present and in case of an equality of votes the chairman shall have a second or casting vote.

75. All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

76. When the Directors (being in number at least a quorum) sign the minutes of a meeting of the Directors the same shall be deemed to have been duly held notwithstanding that the Directors have not actually come together or that there may have been a technical defect in the proceedings. A resolution signed by all of the Directors, including a resolution signed in counterpart by the Directors or by way of signed telefax transmission, shall be as valid and effectual as if it had been passed at a meeting, of the Directors duly called and constituted. To the extent permitted by law, the Directors may also meet by telephone conference call where all Directors are capable of speaking to and hearing the other Directors at the same time.

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                                 SEALS AND DEEDS

77.    (a)    If the Directors determine that the Company shall have a Seat, the Directors shall provide for the safe Custody of the common
              Seal and the common Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Directors, and in the presence of a Director and of the Secretary or, in place of the Secretary, by such other person as the Directors may appoint for the purpose; and that Director and the Secretary or other person as aforesaid shall sign every instrument to which the common Seal of the Company is so affixed in their presence. Notwithstanding the provisions hereof, annual returns and notices filed under the Law may be executed either as a deed in accordance with the Law or by the common Seal being affixed thereto in either case without the authority of a resolution of the Directors by one Director or the Secretary.

       (b) The Company may maintain a facsimile of any common Seat in such countries or places as the Directors shall appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of the Directors and in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the common Seal had been affixed in the presence of and the instrument signed by a Director and the Secretary or such other person as the Directors may appoint for the purpose.

       (c) In accordance with the Law, the Company may execute any deed or other instrument which would otherwise be required to be executed under Seal by the signature of such deed or instrument as a deed by two Directors of the Company or by a Director and the Secretary of the Company or, in place of the Secretary, by such other person as the Directors may appoint or by any other person or attorney on behalf of the Company appointed by a deed or other instrument executed as a deed by two Directors of the Company or by a Director and the Secretary or such other person as aforesaid.

                              DIVIDENDS AND RESERVE

78. The Directors may from time to time declare and pay to the Members such annual or interim dividends as they shall consider appropriate.

79. No dividend shall be paid otherwise than out of profits or out of monies otherwise available for dividend in accordance with the Law.

80. Subject to the rights of persons, if any, entitled to Shares with special rights as to dividends, all dividends on any class of Shares not fully paid shall be declared and paid according to the amounts paid on the Shares of that class, but if and so long as nothing is paid-up on any of the Shares in the Company, dividends may be declared and paid according

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       to the number of Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this article as paid on the Share.

81. The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

82. If several persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

83. Any dividend may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto or in the case of joint holders to any one of such joint holders at his registered address or to Such person and such address as the Member or person entitled or such joint holders as the case may be may direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled or such joint holders as the case may be may direct.

84. The Directors may declare that any dividend is paid wholly or partly by the distribution of specific assets and in particular of paid-up shares, debentures or debenture stock of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

85. No dividend shall bear interest against the Company. All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. Any dividend unclaimed by a Member six years after the dividend payment date shall revert to the Company.

                            CAPITALISATION OF PROFITS

86. The Company may upon the recommendation of the Directors by Ordinary Resolution authorise the Directors to capitalise any sum standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution and to appropriate such sums to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum

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       on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provision as they think fit for the case of Shares becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made Linder such authority shall be effective and binding on all concerned.

                                    ACCOUNTS

87. The books of account relating to the Company's affairs shall be kept in accordance with the Law and otherwise in such manner as may be determined from time to time by the Company by Ordinary Resolution or failing such determination by the Directors of the Company.

88. Such Auditors may be appointed and the accounts relating to the Company's affairs may be audited in such manner as may be determined from time to time by the Company by Ordinary Resolution or failing such determination by the Directors.

                                   WINDING UP

89. If the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Law, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried Out as between the Members or different classes of Members. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any Shares or other securities whereon there is any liability.

90. If the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the Shares held by them respectively. And if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the Members in proportion to the capital paid up at the commencement of the winding up on the Shares held

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       by them respectively. This Article is to be without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

                                     NOTICES

91.    (a)    A notice may be given by the Company to any Member either
              personally or by sending it by post, telex or telefax to him to his registered address, or (if he has no registered address) to the address, if any, supplied by him to the Company for the giving of notices to him.

       (b) Where a notice is sent by post, service of the notice shall be deemed to be effected by property addressing, prepaying, and posting a letter containing the notice (by airmail if the address is outside the Cayman Islands) and to have been effected, in the case of a notice of a meeting, at the expiration of three days after the time at which the letter would be delivered in the ordinary course of post.

       (c) Where a notice is sent by telex or telefax, service of the notice shall be deemed to be effected by property addressing and sending such notice through the appropriate transmitting medium and to have been effected on the day the same is sent.

92. If a Member has no registered address and has not supplied to the Company an address for the giving of notice to him, a notice addressed to him and advertised in a newspaper circulating in the Cayman Islands shall be deemed to be duly given to him at noon on the day following the day on which the newspaper is circulated and the advertisement appeared therein.

93. A notice may be given by the Company to the joint holders of a Share by giving the notice to the joint holder named first in the Register of Members in respect of the Share.

94. A notice may be given by the Company to the person entitled to a Share in consequence of the death or bankruptcy of a Member by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the persons claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not Occurred.

95. Notice of every general meeting shall be given in some manner hereinbefore authorised to:

       (a) every Member entitled to vote except those Members entitled to vote who (having no registered address) have not Supplied to the Company an address for the giving of notices to them; and

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       (b)    every person entitled to a Share in consequence of the death or bankruptcy of a Member, who, but for his death or bankruptcy would be entitled to receive notice of the meeting.

       No other persons shall be entitled to receive notices of general meetings.

                                   RECORD DATE

96. The Directors may fix in advance a date as the record date for any determination of Members entitled to notice of or to vote at a meeting of the Members and, for the purpose of determining the Members entitled to receive payment of any dividend, the Directors may, at or within 90 days prior to the date of the declaration of such dividend, fix a subsequent date as the record date for such determination.

                      AMENDMENT OF MEMORANDUM AND ARTICLES

97. Subject to and insofar as permitted by the provisions of the Law, the Company may from time to time by Special Resolution alter or amend its Memorandum of Association or these Articles in whole or in part Provided however that no such amendment shall effect the rights attaching to any class of Shares without the consent or sanction provided for in Article 3
       (b).

                              ORGANISATION EXPENSES

98. The preliminary and organisation expenses incurred in forming or continuing the Company shall be paid by the Company and may be amortised in such manner and over such period of time and at such rate as the Directors shall determine and the amount so paid shall in the accounts of the Company, be charged against income and/or capital.

                             OFFICES OF THE COMPANY

99. The Registered Office of the Company shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company, in addition to its Registered Office, may establish and maintain an office in the Cayman Islands or elsewhere as the Directors may from time to time determine.

                                    INDEMNITY

100. Every Director and officer for the time being of the Company or any trustee for the time being acting in relation to the affairs of the Company and their respective heirs, executors, administrators, personal representatives or Successors or assigns shall, in the absence of wilful neglect or default, be indemnified by the Company against, and it shall be the duty of the Directors out of the funds and other assets of the Company to pay, all costs, losses, damages and expenses, including travelling expenses, which any such Director, officer or trustee may

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       incur or become liable in respect of by reason of any contract entered into, or act or thing done by him as such Director, officer or trustee or in any way in or about the execution of his duties and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the Company and have priority as between the Members over all other claims. No such Director, officer or trustee shall be liable or answerable for the acts, receipts, neglects or defaults of any other Director, officer or trustee or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss of any of the moneys of the Company which shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited, or for any other loss, damage or misfortune whatsoever which shall happen in or about the execution of the duties of his respective office or trust or in relation thereto unless the same happen through his own wilful neglect or default.

--------------------------------------------------------------------------------
NAME OF SUBSCRIBER          ADDRESS                       DESCRIPTION OF
                                                             SUBSCRIBER
--------------------------------------------------------------------------------
Huntlaw Nominees Ltd        P.O. Box 135OGT               Company
                            Grand Cayman
/s/ Andrew J. Weaver        Cayman Islands
----------------------
Sgd. Andrew J. Weaver
--------------------------------------------------------------------------------



DATED the 12th day of January, Two Thousand.

Witness to the above signature:-


    /s/ Lisa C. So-So
-----------------------------
Sgd. Lisa C. So-So


                                                                             c/s

                                                            REGISTERED AND FILED
                                                      AS NO. 95825 THIS 12TH DAY
                                                                 OF January 2000
                                                                   /s/ Signature
                                                                   -------------
                                                    ASST. REGISTRAR OF COMPANIES
                                                                  CAYMAN ISLANDS

                            MEMORANDUM OF ASSOCIATION

                                       OF

                            CHINESEWORLDNET.COM INC.

1.     The name of the Company is Chineseworldnet.com Inc.

2. The registered office will be situate at the offices of Huntlaw Corporate Services Limited, P.O. Box 1350, the Huntlaw Bldg., Fort Street, George Town in the Island of Grand Cayman or at such other place in the Cayman Islands as the Directors may from time to time decide.

3. The objects for which the Company is established are unrestricted and shall include, but without limitation, the following.-

        (a) To carry on the business of providing internet, computer and electronic data and commerce facilities and services including, without limitation, services in internet and website design and marketing in Chinese for applications in China and throughout the world and internet connection, transmission and communication facilities and services.

        (b)   (1)    To carry on the business of an investment company and for
                     that purpose to acquire and hold, either in the name of the Company or in that of any nominee, land and real estate, gold and silver bullion, shares (including shares in the Company), stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company wherever incorporated or carrying on business and debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any government, sovereign, ruler, commissioners, public body or authority, supreme, dependent, municipal, local or otherwise in any part of the world.

              (2) To carry out exploration for minerals, metals, hydrocarbon materials, precious stones and substances and any activities required for the development of such natural resources.

              (3) To lend money with or without security either at interest or without and to invest money of the Company in such manner as the Directors think fit

                                                                  c/s

              (4) To acquire by purchase, lease, exchange, wire or other-wise, lands and hereditaments of any tenure or any interest in the same in any part of the world.

              (5) To sell, lease, let, mortgage or otherwise dispose of the lands, houses, buildings, hereditaments and other property of the Company.

              (6) To carry on the business of a commodity, commodity futures and forward contracts trader and for that purpose to enter into spot, future or forward contracts for the purchase and sale of any commodity including, but without prejudice to the generality of the foregoing, any raw materials, processed materials, agricultural products, produce or livestock, gold and silver bullion, specie and precious or semi-precious stones, goods, articles, services, currencies, rights and interests which may now or in the future be bought and sold in commerce and whether such trading is effected on an organized commodity exchange or otherwise and either to take delivery of, or to sell or exchange any such commodities pursuant to any contract capable of being entered into on any such commodities exchange.

              (7) To carry on the business of a building construction company and to erect and construct either by the Company or through other parties and for the Company's own use or investment or for any other person, firm or company, houses, hotels, apartment blocks, marinas, harbours, offices, roads, buildings or works of every description on any land of the Company or upon any other lands or hereditaments and to pull down, build or rebuild, enlarge, alter and improve existing houses, hotels, apartment blocks, marinas, harbours, offices, roads, buildings or works thereon, to convert and appropriate any such land into and for roads, streets, squares, gardens and pleasure grounds and other conveniences and generally to deal with and improve the property of the Company and its clients.

              (8) To carry on all or any of the businesses of tourist agents and charter services and for such purposes to carry on the safekeeping, cleaning, repairing, refuelling and the general care of motor vehicles, boats, yachts, sport and fishing craft of all kinds, whatever form of propulsion may be used.

              (9) To carry on all or any of the businesses of general wholesale and/or retail merchants and dealers in hardware and other building requisites, builders merchants, general engineers, metal founders, shipwrights, wharfingers, carriers by sea or land, forwarding agents and commission and general agents, exporters, importers and merchants.

             (10) To carry on whether as principals, agents or otherwise the business of providing and supplying goods, equipment, materials and services of whatsoever nature, and of financiers, company promoters, realtors, financial agents, land owners and dealers in or managers of companies, estates, lands, buildings, goods, materials, services, stocks, leases, annuities and securities of whatsoever type or kind.

             (11) To purchase or otherwise acquire and hold any rights, privileges, concessions, patents, patent rights, licences, secret processes and any real or personal property of any kind whatsoever.

             (12) To build, equip, furnish, outfit, repair, purchase, own, charter and lease steam, motor, sail or other vessels, ships, boats, tugs, barges, lighters or other property to be used in the business of shipping, transportation, chartering and other communication and transport operations for the use of the Company or for others, and to sell, charter, lease, mortgage, pledge or transfer the same or any interest therein to others.

             (13) To carry on the business of importers, exporters and merchants of goods, produce, stores and articles of all kinds both wholesale and retail, packers, wharfingers, customs brokers, ship agents, ship managers, warehousemen, bonded or otherwise and carriers and to transact every kind of agency factor and brokerage business or transaction which may seem to the Company directly or indirectly conducive to its interests.

             (14) To carry on the business of consultants in connection with all manner of services and advisers on all matters relating to companies, firms, partnerships, charities, political and non-political persons and organisations, governments, principalities, sovereign and republican states and countries and to carry on all or any of the businesses of financial, industrial, development, architectural, engineering, manufacturing, contracting, management, advertising, professional business and personal consultants and to advise upon the means and methods for extending, developing, marketing and improving all types of projects, developments, businesses or industries and all systems or processes relating to such businesses and the financing, planning, distribution, marketing and sale thereof.

             (15) To carry on the business of manufacturers, producers, refiners, developers and dealers in all kinds of metals, materials, minerals chemicals, substances and products, whether natural or artificial and of commodity traders, importers, exporters, manufacturers' representatives, wholesale and/or retail merchants, forwarding agents, commission and general agents and brokers, and generally to carry on and execute all kinds of commercial, hire purchase, trading and other operations.

        (c) To act as a management company in all branches of that activity and without limiting the generality of the foregoing, to act as managers of investments and hotels, estates, real property, buildings and businesses of every kind and generally to carry on business as managers, consultants or agents for or representatives of owners of property of every kind, manufacturers, funds, syndicates, persons, firms and companies for any purpose whatsoever.

        (d) To carry on any other trade or business which may seem to the Company capable of being carried on conveniently in connection with any business of the Company.

        (e) To acquire and take over or undertake all or any part of the real estate, business assets or liabilities of any persons and companies carrying on business of any kind.

        (f) To purchase, take on lease or in exchange, hire or otherwise acquire any real or personal property, patents, licences, rights or privileges which the Company may think necessary or convenient for the purposes of its business and to construct maintain and alter any building or works necessary or convenient for the purposes of the Company.

        (g) To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined.

        (h) To borrow or raise money by the issue of ordinary debenture stock or on mortgage or in such other manner as the Company shall think fit.

        (i) To draw, make, accept, endorse, discount, execute and issue all instruments both negotiable and non-negotiable and transferable including promissory notes, bills of exchange, bills of lading, warrants, debentures and bonds.

        (j) To take or otherwise acquire and hold shares in any other company for the benefit of this Company and to sell, improve, repair, lease or mortgage or in any way turn into account all or any part of the property and rights of the Company.

        (k) To make, accept or otherwise handle consignments of goods, wares and merchandise or any of them.

        (l) To establish branches or agencies in the Cayman Islands and elsewhere and to regulate and to discontinue the same.

        (m) To establish, promote and otherwise assist any company or companies for the purposes of furthering any of the objects of which company may seem to benefit this Company.

        (n) To sell or dispose of, lease or let the undertaking of this Company or any part there of for such consideration as the Company may think fit and in particular for shares, fully or partly paid-up debentures or securities of any other company.

        (o) To distribute any of the property of the Company among the Members in specie.

        (p) To acquire and take over the whole or any part of the business, property and liabilities of any person or persons, firm or corporation carrying on any business or possessed of any property or rights Suitable for the purposes of this Company.

        (q) To take or otherwise acquire and hold shares, stock, debentures or other securities of or interest in any other company carrying on any business capable of being conducted so as directly or indirectly to benefit this Company.

        (r) To grant pensions, allowances, gratuities and bonuses to employees or ex-employees of the Company or the dependents of such persons and to support, establish or subscribe to any charitable or other institutions, clubs, societies or funds or to any national or patriotic fund.

        (s) To lend and advance moneys or give credit to such persons and on-such terms as may be thought fit and to guarantee or stand surety for the obligations of any third party whether such third party is related to the Company or otherwise and whether or not such guarantee or surety is to provide any benefits to the Company and for that purpose to mortgage or charge the Company's undertaking, property and uncalled capital or any part thereof, on such terms and conditions as may be thought expedient in support of any such obligations binding on the Company whether contingent or otherwise.

        (t) To enter into partnership or into any arrangements for sharing profits, union of interests, co-operation, joint venture, reciprocal concession, amalgamation or otherwise with any person or persons or company engaged or interested or about to become engaged or interested in the carrying on or conduct of any business or enterprise from which this Company would or might derive any benefit whether direct or indirect and to tend money, guarantee the contracts of or otherwise assist any such person or company and to take subscribe for or otherwise acquire shares and securities of any such company and to sell, hold, re-issue with or without guarantee or otherwise deal with the same.

        (u) To enter into any arrangements with any authorities, municipal or local or otherwise and to obtain from any such authority any rights, privileges or concessions which the Company may think it desirable to obtain and to carry out, exercise and comply with any such arrangements, rights, privileges or concessions.

        (v) To do all such things as are incidental to or which the Company may think conducive to the attainment of the above objects or any of them.

AND IT IS HEREBY DECLARED that each and every paragraph of this Clause 3 shall be construed independently and shall be treated as an independent and main object of the Company and the powers conferred on the Company by any paragraph shall not be restricted by reference to any other paragraph or to the name of the Company or by the juxtaposition of two or more objects and that in the event of any ambiguity, this Clause and every other paragraph hereof shall be construed in such a way as to widen and not to restrict the powers of the Company.

4. Except as prohibited or limited by the laws of the Cayman Islands, the Company shall have full power and authority to carry out any object and Shall have and be capable of from time to time and at all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in any part of the world whether as principal, agent, contractor or otherwise.

5.     The liability of the Members is limited.

6. The authorised share capital of the Company is One Hundred Million United States Dollars (US$ 100,000,000) consisting of 10,000,000,000 ordinary voting shares of US $0.01 each with the power for the Company to increase or reduce the said capital and to issue-any part of its capital, original or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

The Subscribers whose names and addresses are subscribed herein are desirous of being formed into a Company limited by shares and in pursuance of this Memorandum of Association, the Subscribers agree to take the shares in the capital of the Company set opposite their names.

DATED the 12th day of January Two Thousand.

--------------------------------------------------------------------------------
                                                                 NO. OF SHARES
    NAME OF                                                         TAKEN BY
  SUBSCRIBER            ADDRESS             OCCUPATION             SUBSCRIBER
--------------------------------------------------------------------------------
Huntlaw Nominees Ltd    P.O. Box 135OGT     Company             1 Ordinary Share
                        Grand Cayman
/s/ Andrew J. Weaver    Cayman Islands
---------------------
Sgd. Andrew J. Weaver

--------------------------------------------------------------------------------


Witness to the above signature:-


    /s/ Lisa C. So-So
-------------------------
Sgd. Lisa C. So-So


                                                                             c/s